UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2017 – CPFL Energia S.A.	Version: 1

Summary

Registration data

1.	General information	2
2.	Address	3
3.	Securities	4
4.	Auditor information	5
5.	Share register	6
6.	Investor relations officer	7
7.	Shareholders’ department	8

1

Registration Form – 2017 – CPFL Energia S.A.	Version: 1

1.     General information

Company name:                                            CPFL ENERGIA S.A.

Date of adoption of company name:                08/06/2002

Type:                                                            publicly-held Corporation

Previous company name:                                Draft II Participações S.A

Date of incorporation:                                      03/20/1998

CNPJ (Corporate Taxpayer ID):                        02.429.144/0001-93

CVM code:                                                    1866-0

CVM registration date:                                    05/18/2000

CVM registration status:                                 Active

Status starting date:                                       05/18/2000

Country:                                                        Brazil

Country in which the securities

Are held in custody:                                       Brazil

Other countries in which the securities can be traded

Country                                                         Date of admission

United States                                                 09/29/2004

Sector of activity:                                            Holding company (Electric Energy)

Description of activity:                                     Holding company

Issuer’s category:                                           Category A

Date of registration in the current category:       01/01/2010

Issuer’s status:                                              Operating

Status starting date:                                       05/18/2000

Type of ownership control:                               Private Holding

Date of last change in ownership control:          11/30/2009

Date of last change of fiscal year:

Month/day of the end of fiscal year:                  12/31

Issuer´s web address:                                     www.cpfl.com.br

Newspaper or media where issuer discloses its information:

Newspaper or media	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

2

Registration Form – 2017 – CPFL Energia S.A.	Version: 1

2.     Address

Mail Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

Registered Office Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

3

Registration Form – 2017 – CPFL Energia S.A.	Version: 1

3.     Securities

Share   trading

Trading mkt                              Stock exchange

Managing entity                        BM&FBOVESPA

Start date                                 09/29/2004

End date

Trading segment                       New Market

Start date                                 9/29/2004

End date

Debenture trading

Trading mkt                              Organized market

Managing entity                        CETIP

Start date                                 05/18/2000

End date

Trading segment                       Traditional

Start date                                 05/19/2000

End date

4

Registration Form – 2017 – CPFL Energia S.A.	Version: 1

4.     Auditor information

Does the issuer have an auditor?                      Yes

CVM code:                                                      385-9

Type of auditor:                                               Brazilian firm

Independent auditor:                                         Deloitte Touche Tomatsu Auditores Independentes

CNPJ (Corporate Taxpayer ID):                         49.928.567/0001-11

Period of service:                                             03/12/2012

Partner in charge                                              Marcelo Magalhães Fernandes

Period of service                                              03/12/2012

CPF (Individual Taxpayer ID)                             110.931.498-17

5

Registration Form – 2017 – CPFL Energia S.A.	Version: 1

5.     Share register

Does the company have a service provider:    Yes

Corporate name:                                            Banco do Brasil

CNPJ:                                                           00.000.000/0001-91

Period of service:                                          01/01/2011

Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brazil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

6

Registration Form – 2017 – CPFL Energia S.A.	Version: 1

6.     Investor relations officer

Name:                                      Gustavo Estrella

                                               Investor Relations Officer

CPF/CNPJ:                              037.234.097-09

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, email: gustavoestrella@cpfl.com.br.

Date when the officer assumed the position:                 02/27/2013

Date when the officer left the position:

7

Registration Form – 2017 – CPFL Energia S.A.	Version: 1

7.     Shareholders’ department

Contact                                                            Leandro José Cappa de Oliveira

Date when the officer assumed the position:     10/06/2014

Date when the officer left the position:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, email: leandrocappa@cpfl.com.br

8

Table of Contents

Company Data
Capital Composition	1
Cash dividend	2
Individual financial statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities and Equity	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows – Indirect Method	7
Statement of Changes in Equity
01/01/2016 to 12/31/2016	8
01/01/2015 to 12/31/2015	9
01/01/2014 to 12/31/2014	10
Statements of Value Added	11
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	12
Statement of Financial Position - Liabilities and Equity	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows - Indirect Method	16
Statement of Changes in Equity
01/01/2016 to 12/31/2016	17
01/01/2015 to 12/31/2015	18
01/01/2014 to 12/31/2014	19
Statements of Value Added	20
Management Report	21
Notes to Interim financial statements	37
Reports
Independent Auditor’s Report - Unqualified	131
Report of the Fiscal Council or Equivalent Body	135
Officers’ Statement on the Financial Statements	136
Officers’ Statement on the Independent Auditor’s Report	137

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Capital Composition

Number of Shares (In units)	Closing Date 12/31/2016
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

1

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Company Data

Cash dividends

Event

Approval

		Description	Beginning of payment	Type of share	Class of share	Amount per share (Reais/share)
RCA	01/05/2017	Dividend	01/20/2017	ON (common shares)		0.21788

2

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2016	Prior Year 12/31/2015	Prior Year 12/31/2014
1	Total assets	8,908,964	8,948,469	8,318,287
1.01	Current assets	791,016	1,795,763	1,792,189
1.01.01	Cash and cash equivalents	64,973	424,192	799,775
1.01.06	Taxes recoverable	82,836	72,885	49,070
1.01.06.01	Current taxes recoverable	82,836	72,885	49,070
1.01.08	Other current assets	643,207	1,298,686	943,344
1.01.08.03	Others	643,207	1,298,686	943,344
1.01.08.03.01	Other receivables	229	943	977
1.01.08.03.02	Derivatives	-	70,153	-
1.01.08.03.04	Dividends and interest on capital	642,978	1,227,590	942,367
1.02	Noncurrent assets	8,117,948	7,152,706	6,526,098
1.02.01	Long-term assets	250,625	211,432	234,239
1.02.01.06	Deferred taxes	171,073	140,389	150,628
1.02.01.06.02	Deferred tax assets	171,073	140,389	150,628
1.02.01.08	Receivables from related parties	52,582	2,814	12,089
1.02.01.08.02	Receivables from subsidiaries	52,582	2,814	12,089
1.02.01.09	Other noncurrent assets	26,970	68,229	71,522
1.02.01.09.04	Escrow deposits	710	630	546
1.02.01.09.07	Advance for future capital increase	-	52,680	55,157
1.02.01.09.10	Other receivables	26,260	14,919	15,819
1.02.02	Investments	7,866,100	6,940,036	6,290,998
1.02.02.01	Equity interests	7,866,100	6,940,036	6,290,998
1.02.02.01.02	Investments in subsidiaries	7,866,100	6,940,036	6,290,998
1.02.03	Property, plant and equipment	1,199	1,215	843
1.02.03.01	Intangible assets	1,199	1,215	843
1.02.04	Intangible assets	24	23	18
1.02.04.01	Other intangible assets	24	23	18

3

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2016	Prior Year 12/31/2015	Prior Year 12/31/2014
2	Total liabilities	8,908,964	8,948,469	8,318,287
2.01	Current liabilities	255,755	1,206,708	1,338,488
2.01.02	Trade payables	3,760	1,157	790
2.01.02.01	Domestic suppliers	3,760	1,157	790
2.01.03	Taxes payable	454	747	1,859
2.01.03.01	Federal taxes	453	747	1,859
2.01.03.01.01	Income tax and social contribution	-	-	1,628
2.01.03.01.02	PIS (tax on revenue)	15	63	1
2.01.03.01.03	COFINS (tax on revenue)	90	391	3
2.01.03.01.04	Other federal taxes	348	293	227
2.01.03.03	Municipal taxes	1	-	-
2.01.03.03.01	Other municipal taxes	1	-	-
2.01.04	Borrowings	15,334	973,252	1,304,406
2.01.04.01	Borrowings	-	973,252	-
2.01.04.01.01	Local currency	-	330,164	-
2.01.04.01.02	Foreign currency	-	643,088	-
2.01.04.02	Debentures	15,334	-	1,304,406
2.01.04.02.01	Debentures	-	-	1,289,386
2.01.04.02.02	Interests on debentures	15,334	-	15,020
2.01.05	Other liabilities	236,207	231,552	31,433
2.01.05.02	Others	236,207	231,552	31,433
2.01.05.02.01	Dividends and interest on capital payable	218,630	212,531	13,555
2.01.05.02.04	Derivatives	-	981	-
2.01.05.02.07	Other liabilities	17,577	18,040	17,878
2.02	Noncurrent liabilities	683,188	67,565	36,264
2.02.01	Borrowings	612,251	-	-
2.02.01.02	Debentures	612,251	-	-
2.02.01.02.01	Debentures	612,251	-	-
2.02.02	Other liabilities	69,929	65,930	35,539
2.02.02.02	Others	69,929	65,930	35,539
2.02.02.02.05	Provision for equity interest losses	19,301	33,969	-
2.02.02.02.08	Other payables	50,628	31,961	35,539
2.02.04	Provisons	1,008	1,635	725
2.02.04.01	Tax, social security, labor and civil provisions	1,008	1,635	725
2.02.04.01.02	Social security and labor provisions	467	1,209	378
2.02.04.01.04	Civil provisions	541	426	347
2.03	Equity	7,970,021	7,674,196	6,943,535
2.03.01	Issued capital	5,741,284	5,348,312	4,793,424
2.03.02	Capital reserves	468,014	468,082	468,082
2.03.04	Earnings reserves	1,995,356	1,672,481	1,536,136
2.03.04.01	Legal reserve	739,103	694,058	650,811
2.03.04.02	Statutory reserve	1,248,433	978,423	885,325
2.03.04.08	Additional dividend proposed	7,820	-	-
2.03.08	Accumulated comprehensive income	(234,633)	185,321	145,893
2.03.08.01	Accumulated comprehensive income	(234,633)	185,321	145,893

4

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year	Prior Year	Prior Year
		01/01/2016 to 12/31/2016	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
3.01	Revenue from sale of energy and/or services	1,713	1,157	61
3.03	Gross profit	1,713	1,157	61
3.04	Operating income (expenses)	871,501	897,040	985,010
3.04.02	General and administrative expenses	(50,860)	(29,911)	(26,175)
3.04.06	Share of profit (loss) of investees	922,361	926,951	1,011,185
3.05	Profit before finance income (costs) and taxes	873,214	898,197	985,071
3.06	Finance income (costs)	17,184	(22,948)	(25,464)
3.06.01	Finance income	70,878	74,854	117,855
3.06.02	Finance costs	(53,694)	(97,802)	(143,319)
3.07	Profit (loss) before taxes on income	890,398	875,249	959,607
3.08	Income tax and social contribution	10,487	(10,309)	(10,430)
3.08.01	Current	(20,197)	(70)	(23,266)
3.08.02	Deferred	30,684	(10,239)	12,836
3.09	Profit (loss) from continuing operations	900,885	864,940	949,177
3.11	Profit (loss) for the year	900,885	864,940	949,177
3.99.01.01	ON - common shares	0.89	0.85	0.96
3.99.02.01	ON - common shares	0.87	0.83	0.94

5

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year	Prior Year	Prior Year
		01/01/2016 to 12/31/2016	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
4.01	Profit for the year	900,885	864,940	949,177
4.02	Other comprehensive income	(394,176)	65,548	(225,720)
4.02.01	Comprehensive income for the year of subsidiaries	(394,176)	65,548	(225,720)
4.03	Comprehensive income for the year	506,709	930,488	723,457

6

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015	Prior Year 01/01/2014 to 12/31/2014
6.01	Cash flows from operating activities	1,556,255	617,661	1,185,901
6.01.01	Cash generated from operations	11,049	44,553	91,513
6.01.01.01	Profit for the year, including income tax and social contribution	890,398	875,250	959,607
6.01.01.02	Depreciation and amortization	193	169	173
6.01.01.03	Provision for tax, civil and labor risks	425	1,497	640
6.01.01.04	Interest on debts, inflation adjusment and exchange rate changes	42,395	94,588	142,278
6.01.01.10	Share of profit (loss) of investees	(922,362)	(926,951)	(1,011,185)
6.01.02	Changes in assets and liabilities	1,545,206	573,108	1,094,388
6.01.02.02	Taxes recoverable	3,261	(12,350)	1,564
6.01.02.03	Escrow deposits	(37)	(48)	(444)
6.01.02.06	Dividends and interest on capital received	1,606,073	627,014	1,248,982
6.01.02.09	Other operating assets	(10,033)	933	(411)
6.01.02.10	Trade payables	2,603	366	(336)
6.01.02.12	Tax, civil and labor risks paid	(1,115)	(674)	(209)
6.01.02.14	Income tax and social contribution paid	(27,117)	(2,172)	(21,463)
6.01.02.16	Interest paid on debts	(45,470)	(36,858)	(138,599)
6.01.02.17	Other taxes and social contributions	(1,162)	804	(389)
6.01.02.19	Other operating liabilities	18,203	(3,907)	5,693
6.02	Net cash generated by (used in) investing activities	(1,426,698)	(532,392)	(389,988)
6.02.01	Purchases of property, plant and equipment	(573)	(535)	-
6.02.02	Securities, pledges and restricted deposits	(200)	-	-
6.02.04	Purchases of intangible assets	-	(12)	(13)
6.02.08	Intragroup loans	(41,405)	10,845	(2,822)
6.02.09	Advance for future capital increase	(1,384,520)	(52,680)	(27,153)
6.02.10	Capital increase in existing investment	-	(490,010)	(360,000)
6.03	Net cash generated by (used in) financing activities	(488,776)	(460,853)	(986,810)
6.03.01	Borrowings and debentures raised	609,060	829,997	-
6.03.02	Repayment of principal of borrowings and debentures	(888,408)	(1,290,000)	-
6.03.03	Dividends and interest on capital paid	(204,717)	(850)	(986,810)
6.03.06	Repayment of derivative instruments	(4,711)	-	-
6.05	Increase (decrease) in cash and cash equivalents	(359,219)	(375,584)	(190,897)
6.05.01	Cash and cash equivalents at the beginning of the year	424,192	799,775	990,672
6.05.02	Cash and cash equivalents at the end of the year	64,973	424,191	799,775

7

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2016 to December 31, 2016

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.04	Capital transactions with shareholders	392,972	(68)	(385,152)	(218,636)	-	(210,884)
5.04.01	Capital increase	392,972	-	(392,972)	-	-	-
5.04.08	Prescribed dividend	-	-	-	3,144	-	3,144
5.04.09	Dividend proposal approved	-	-	-	(213,960)	-	(213,960)
5.04.10	Dividend proposed	-	-	7,820	(7,820)	-	-
5.04.13	Capital increase in subsidiaries with no change in control	-	(68)	-	-	-	(68)
5.05	Total comprehensive income	-	-	-	900,886	(394,175)	506,710
5.05.01	Profit for the year	-	-	-	900,886	-	900,885
5.05.02	Other comprehensive income	-	-	-	-	(394,175)	(394,175)
5.06	Internal changes in equity	-	-	708,027	(682,250)	(25,778)	-
5.06.01	Recognition of reserves	-	-	45,044	(45,044)	-	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	25,778	(25,778)	-
5.06.08	Changes in statutory reserve in the year	-	-	662,983	(662,984)	-	-
5.07	Closing balances	5,741,284	468,014	1,995,356	-	(234,633)	7,970,021

8

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2015 to December 31, 2015

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534
5.03	Adjusted opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534
5.04	Capital transactions with shareholders	554,888	-	(554,888)	(199,826)	-	(199,826)
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-
5.04.08	Prescribed dividend	-	-	-	5,597	-	5,597
5.04.09	Dividend proposal approved	-	-	-	(205,423)	-	(205,423)
5.05	Total comprehensive income	-	-	-	864,940	65,548	930,488
5.05.01	Profit for the year	-	-	-	864,940	-	864,940
5.05.02	Other comprehensive income	-	-	-	-	65,548	65,548
5.06	Internal changes in equity	-	-	691,233	(665,114)	(26,119)	-
5.06.01	Recognition of reserves	-	-	43,247	(43,247)	-	-
5.06.05	Changes in statutory reserve in the year	-	-	647,986	(647,986)	-	-
5.06.09	Equity on comprehensive income of subsidiaries	-	-	-	26,119	(26,119)	-
5.07	Closing balances	5,348,312	468,082	1,672,481	-	185,321	7,674,196

9

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2014 to December 31, 2014

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	4,793,424	287,630	1,545,177	-	397,668	7,023,899
5.03	Adjusted opening balances	4,793,424	287,630	1,545,177	-	397,668	7,023,899
5.04	Capital transactions with shareholders	-	180,452	(567,802)	(416,472)	-	(803,822)
5.04.08	Dividend proposal approved	-	-	(567,802)	-	-	(567,802)
5.04.09	Prescribed dividend	-	-	-	5,723	-	5,723
5.04.10	Interim dividend	-	-	-	(422,195)	-	(422,195)
5.04.11	Capital increase in subsidiaries with no change in control	-	362	-	-	-	362
5.04.12	Gain (loss) in participation with no change in control	-	(207)	-	-	-	(207)
5.04.13	Business combination CPFL Renováveis / DESA	-	180,297	-	-	-	180,297
5.05	Total comprehensive income	-	-	-	949,177	(225,720)	723,457
5.05.01	Profit for the year	-	-	-	949,177	-	949,177
5.05.02	Other comprehensive income	-	-	-	-	(225,720)	(225,720)
5.05.02.03	Share of comprehensive income of subsidiaries and associates	-	-	-	-	(225,720)	(225,720)
5.06	Internal changes in equity	-	-	558,760	(532,705)	(26,055)	-
5.06.01	Recognition of reserves	-	-	47,459	(47,459)	-	-
5.06.04	Changes in statutory reserve in the year	-	-	620,288	(620,288)	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	26,055	(26,055)	-
5.06.08	Realization/reversal of earnings retained investment	-	-	(108,987)	108,987	-	-
5.07	Closing balances	4,793,424	468,082	1,536,135	-	145,893	6,943,534

10

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015	Prior Year 01/01/2014 to 12/31/2014
7.01	Revenues	2,461	1,821	81
7.01.01	Sales of goods and services	1,888	1,274	78
7.01.03	Revenues related to construction of own assets	573	547	3
7.02	Inputs purchased from thrid parties	(13,305)	(10,322)	(7,701)
7.02.02	Materials, energy, third-party services and others	(11,045)	(7,825)	(5,081)
7.02.04	Others	(2,260)	(2,497)	(2,620)
7.03	Gross value added	(10,844)	(8,501)	(7,620)
7.04	Retentions	(194)	(169)	(173)
7.04.01	Depreciation, amortization and depletion	(194)	(169)	(173)
7.05	Wealth created by the Company	(11,038)	(8,670)	(7,793)
7.06	Wealth received in transfer	998,853	1,011,012	1,141,740
7.06.01	Share of profit (loss) of investees	922,362	926,950	1,011,185
7.06.02	Finance income	76,491	84,062	130,555
7.07	Total wealth for distribution	987,815	1,002,342	1,133,947
7.08	Wealth distributed	987,815	1,002,342	1,133,947
7.08.01	Personnel and charges	33,168	16,938	15,507
7.08.01.01	Salaries and wages	17,914	9,963	8,455
7.08.01.02	Benefits	13,978	5,987	6,257
7.08.01.03	FGTS (Severance Pay Fund)	1,276	988	795
7.08.02	Taxes, fees and contributions	483	28,424	25,807
7.08.02.01	Federal	443	28,394	25,782
7.08.02.02	State	40	30	25
7.08.03	Lenders and lessors	53,279	92,040	143,456
7.08.03.01	Interest	53,229	91,918	143,318
7.08.03.02	Rentals	50	122	138
7.08.04	Shareholders	900,885	864,940	949,177
7.08.04.02	Dividends	192,857	173,708	281,430
7.08.04.03	Retained earnings / Loss for the year	708,028	691,232	667,747

11

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2016	Prior Year 12/31/2015	Prior Year 12/31/2014
1	Total assets	42,170,992	40,532,471	35,144,436
1.01	Current assets	11,379,187	12,508,652	9,214,704
1.01.01	Cash and cash equivalents	6,164,997	5,682,802	4,357,455
1.01.02	Financial investments	449	23,633	5,323
1.01.02.02	Financial investments at amortized cost	449	23,633	5,323
1.01.02.02.01	Held-to-maturity securities	449	23,633	5,323
1.01.03	Trade receivables	3,765,893	3,174,918	2,251,124
1.01.03.01	Consumers	3,765,893	3,174,918	2,251,124
1.01.06	Taxes recoverable	403,848	475,211	329,638
1.01.06.01	Current taxes recoverable	403,848	475,211	329,638
1.01.08	Other current assets	1,044,000	3,152,088	2,271,164
1.01.08.03	Others	1,044,000	3,152,088	2,271,164
1.01.08.03.01	Other receivables	777,450	946,671	1,030,001
1.01.08.03.02	Derivatives	163,241	627,493	23,260
1.01.08.03.03	Leases	19,281	12,883	12,395
1.01.08.03.04	Dividends and interest on capital	73,328	91,392	54,483
1.01.08.03.05	Concession financial asset	10,700	9,630	540,094
1.01.08.03.06	Sector financial asset	-	1,464,019	610,931
1.02	Noncurrent assets	30,791,805	28,023,819	25,929,732
1.02.01	Long-term assets	8,809,442	8,392,634	6,751,305
1.02.01.03	Trade receivables	203,185	128,946	123,405
1.02.01.03.01	Consumers	203,185	128,946	123,405
1.02.01.06	Deferred taxes	922,858	334,886	938,496
1.02.01.06.02	Deferred tax assets	922,858	334,886	938,496
1.02.01.08	Receivables from related parties	47,632	84,265	100,666
1.02.01.08.03	Receivables from owners of the Company	47,632	84,265	100,666
1.02.01.09	Other noncurrent assets	7,635,767	7,844,537	5,588,738
1.02.01.09.03	Derivatives	641,357	1,651,260	584,917
1.02.01.09.04	Escrow deposits	550,072	1,227,527	1,162,477
1.02.01.09.05	Taxes recoverable	198,286	167,159	144,383
1.02.01.09.06	Leases	50,541	34,504	35,169
1.02.01.09.07	Concession financial asset	5,363,144	3,597,474	2,834,522
1.02.01.09.09	Investments at cost	116,654	116,654	116,654
1.02.01.09.10	Other receivables	715,713	560,014	388,828
1.02.01.09.11	Sector financial asset	-	489,945	321,788
1.02.02	Investments	1,493,752	1,247,631	1,098,769
1.02.02.01	Equity interests	1,493,752	1,247,631	1,098,769
1.02.02.01.04	Other equity interests	1,493,752	1,247,631	1,098,769
1.02.03	Property, plant and equipment	9,712,998	9,173,217	9,149,486
1.02.03.01	PP&E - in service	9,462,696	8,499,051	8,761,398
1.02.03.03	PP&E - in progress	250,302	674,166	388,088
1.02.04	Intangible assets	10,775,613	9,210,337	8,930,172
1.02.04.01	Intangible assets	10,775,613	9,210,337	8,930,172

12

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2016	Prior Year 12/31/2015	Prior Year 12/31/2014
2	Total liabilities	42,170,992	40,532,471	35,144,436
2.01	Current liabilities	9,018,493	9,524,873	7,417,104
2.01.01	Payroll and related taxes	131,707	79,924	70,251
2.01.01.02	Payroll taxes	131,707	79,924	70,251
2.01.01.02.01	Estimated payroll	131,707	79,924	70,251
2.01.02	Trade payables	2,728,131	3,161,210	2,374,147
2.01.02.01	Domestic suppliers	2,728,131	3,161,210	2,374,147
2.01.03	Taxes payable	681,544	653,342	436,267
2.01.03.01	Federal taxes	260,607	265,126	166,527
2.01.03.01.01	Income tax and social contribution	57,227	43,249	57,547
2.01.03.01.02	PIS (tax on revenue)	28,759	33,199	15,096
2.01.03.01.03	COFINS (tax on revenue)	126,939	159,317	69,701
2.01.03.01.04	Other federal taxes	47,682	29,361	24,183
2.01.03.02	State taxes	416,102	384,151	266,493
2.01.03.02.01	ICMS (state VAT)	416,096	384,151	266,493
2.01.03.02.02	State taxes - other	6	-	-
2.01.03.03	Municipal taxes	4,835	4,065	3,247
2.01.03.03.01	Other municipal taxes	4,835	4,065	3,247
2.01.04	Borrowings	3,422,923	3,640,314	3,526,208
2.01.04.01	Borrowings	1,875,648	2,949,922	1,191,025
2.01.04.01.01	In local currency	1,260,527	1,287,278	1,047,191
2.01.04.01.02	In foreign currency	615,121	1,662,644	143,834
2.01.04.02	Debentures	1,547,275	690,392	2,335,183
2.01.04.02.01	Debentures	1,242,095	458,165	2,042,075
2.01.04.02.02	Interest on debentures	305,180	232,227	293,108
2.01.05	Other liabilities	2,054,188	1,990,083	1,010,231
2.01.05.02	Others	2,054,188	1,990,083	1,010,231
2.01.05.02.01	Dividends and interest on capital payable	232,851	221,855	19,086
2.01.05.02.04	Derivatives	6,055	981	38
2.01.05.02.05	Private pension plan	597,515	-	21,998
2.01.05.02.06	Regulatory charges	10,857	9,457	4,000
2.01.05.02.07	Use of public asset	807,623	904,971	835,940
2.01.05.02.08	Other payables	366,078	852,017	43,795
2.01.05.02.09	Sector financial liability	33,209	802	85,374
2.02	Noncurrent liabilities	22,779,831	20,877,460	18,330,004
2.02.01	Borrowings	18,621,065	18,092,904	15,623,751
2.02.01.01	Borrowings	11,168,393	11,712,865	9,487,351
2.02.01.01.01	In local currency	6,293,533	6,438,701	6,192,973
2.02.01.01.02	In foreign currency	4,874,860	5,274,164	3,294,378
2.02.01.02	Debentures	7,452,672	6,380,039	6,136,400
2.02.01.02.01	Debentures	7,423,519	6,363,553	6,136,400
2.02.01.02.02	Interest on debentures	29,153	16,486	-
2.02.02	Other liabilities	2,001,356	782,427	797,093
2.02.02.02	Others	2,001,356	782,427	797,093
2.02.02.02.03	Derivatives	129,781	633	633
2.02.02.02.04	Private pension plan	1,019,233	474,318	518,386
2.02.02.02.05	Taxes, fees and contributions	112,207	33,205	13,317
2.02.02.02.06	Sector financial liability	317,406	-	-
2.02.02.02.07	Use of public asset	86,624	83,124	80,992
2.02.02.02.08	Other payables	309,292	191,147	183,765
2.02.02.02.09	Federal taxes	26,813	-	-
2.02.03	Deferred taxes	1,324,134	1,432,594	1,401,009
2.02.03.01	Deferred income tax and social contribution	1,324,134	1,432,594	1,401,009
2.02.04	Provisions	833,276	569,535	508,151
2.02.04.01	Tax, social security, labor and civil provisions	833,276	569,535	508,151
2.02.04.01.01	Tax provisions	288,389	184,362	171,119
2.02.04.01.02	Social security and labor provisions	222,001	171,990	125,641
2.02.04.01.04	Civil provisions	236,915	194,530	185,741
2.02.04.01.05	Others	85,971	18,653	25,650
2.03	Consolidated equity	10,372,668	10,130,138	9,397,328
2.03.01	Issued capital	5,741,284	5,348,312	4,793,424
2.03.02	Capital reserves	468,015	468,082	468,082
2.03.04	Earnings reserves	1,995,355	1,672,481	1,536,136
2.03.04.01	Legal reserve	739,102	694,058	650,811
2.03.04.02	Statutory reserve	1,248,433	978,423	885,325
2.03.04.08	Additional dividend proposed	7,820	-	-
2.03.08	Other comprehensive income	(234,634)	185,321	145,892
2.03.09	Noncontrolling interests	2,402,648	2,455,942	2,453,794

13

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015	Prior Year 01/01/2014 to 12/31/2014
3.01	Revenue from sale of energy and/or services	19,112,089	20,599,212	17,399,196
3.02	Cost of sales and/or services	(14,806,069)	(16,268,045)	(13,261,541)
3.02.01	Cost of electric energy	(11,200,242)	(13,311,747)	(10,643,130)
3.02.02	Cost of operation	(2,248,795)	(1,907,198)	(1,672,359)
3.02.03	Cost of services rendered to third parties	(1,357,032)	(1,049,100)	(946,052)
3.03	Gross profit	4,306,020	4,331,167	4,137,655
3.04	Operating income (expenses)	(1,471,999)	(1,468,851)	(1,444,643)
3.04.01	Selling expenses	(547,251)	(464,583)	(402,698)
3.04.02	General and administrative expenses	(849,416)	(863,499)	(773,630)
3.04.05	Other operating expenses	(386,745)	(357,654)	(327,999)
3.04.06	Share of profit (loss) of investees	311,413	216,885	59,684
3.05	Profit before finance income (costs) and taxes	2,834,021	2,862,316	2,693,012
3.06	Finance income (costs)	(1,453,474)	(1,407,863)	(1,182,708)
3.06.01	Finance income	1,200,503	1,143,247	785,795
3.06.02	Finance costs	(2,653,977)	(2,551,110)	(1,968,503)
3.07	Profit (loss) before taxes on income	1,380,547	1,454,453	1,510,304
3.08	Income tax and social contribution	(501,490)	(579,176)	(623,861)
3.08.01	Current	(867,198)	(12,860)	(466,021)
3.08.02	Deferred	365,708	(566,316)	(157,840)
3.09	Profit (loss) from continuing operations	879,057	875,277	886,443
3.11	Consolidated profit (loss) for the year	879,057	875,277	886,443
3.11.01	Attributable to owners of the Company	900,885	864,940	949,177
3.11.02	Attributable to noncontrolling interests	(21,828)	10,337	(62,734)

14

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015	Prior Year 01/01/2014 to 12/31/2014
4.01	Consolidated profit for the year	879,057	875,277	886,443
4.02	Other comprehensive income	(394,175)	65,548	(225,719)
4.02.03	Actuarial gains (losses), net of tax effects	(394,175)	65,548	(225,719)
4.03	Consolidated comprehensive income for the year	484,882	940,825	660,724
4.03.01	Attributtable to owners of the Company	506,709	930,488	723,457
4.03.02	Attributable to noncontrolling interests	(21,827)	10,337	(62,733)

15

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2016 to 12/31/2016	YTD Prior Year 01/01/2015 to 12/31/2015	YTD Prior Year 01/01/2014 to 12/31/2014
6.01	Cash flows from operating activities	4,634,026	2,557,974	1,592,573
6.01.01	Cash generated from operations	5,015,992	4,551,471	4,462,978
6.01.01.01	Profit for the year, including income tax and social contribution	1,380,547	1,454,454	1,510,304
6.01.01.02	Depreciation and amortization	1,291,165	1,279,902	1,159,964
6.01.01.03	Provision for tax, civil and labor risks	228,292	258,539	191,228
6.01.01.04	Interest on debts, inflation adjustment and exchange rate changes	2,052,959	1,519,819	1,486,061
6.01.01.05	Private pension plan	76,638	60,184	48,165
6.01.01.06	Loss on disposal of noncurrent assets	83,576	16,309	20,726
6.01.01.07	Deferred taxes - PIS and COFINS	(8,579)	19,138	24,946
6.01.01.08	Others	(1,832)	(5,824)	(2,431)
6.01.01.09	Allowance for doubtful debts	176,349	126,879	83,699
6.01.01.10	Share of profit (loss) of investees	(311,414)	(216,885)	(59,684)
6.01.01.11	Impairment	48,291	38,956	-
6.01.02	Changes in assets and liabilities	(381,966)	(1,993,497)	(2,870,405)
6.01.02.01	Consumers, concessionaires and licensees	(205,828)	(1,055,143)	(265,103)
6.01.02.02	Taxes recoverable	128,453	(62,041)	(134)
6.01.02.04	Escrow deposits	756,171	22,827	65,732
6.01.02.05	Sector financial asset	2,494,223	(858,860)	(932,719)
6.01.02.16	Dividends and interest on capital received	83,356	24,050	40,374
6.01.02.06	Receivables - Eletrobrás	186,052	181,141	(352,379)
6.01.02.08	Concession financial assets (transmission companies)	(55,134)	(44,244)	(62,299)
6.01.02.07	Other operating assets	265,404	(82,279)	20,634
6.01.02.08	Trade payables	(782,963)	787,063	470,982
6.01.02.13	Regulatory charges	(514,935)	808,223	11,415
6.01.02.15	Tax, civil and labor risks paid	(216,998)	(247,512)	(188,000)
6.01.02.18	Payables - CDE	(70,907)	19,696	25,807
6.01.02.09	Income tax and social contribution paid	(875,883)	(276,061)	(552,070)
6.01.02.17	Sector financial liability	288,144	(23,170)	21,998
6.01.02.12	Interest paid on debts and debentures	(1,570,985)	(1,595,649)	(1,333,570)
6.01.02.10	Other taxes and social contributions	(63,986)	412,703	193,357
6.01.02.11	Other liabilities with private pension plan	(77,183)	(112,172)	(118,897)
6.01.02.14	Other operating liabilities	(148,967)	107,931	84,467
6.02	Net cash generated by (used in) investing activities	(3,815,219)	(1,524,894)	(933,007)
6.02.02	Purchases of property, plant and equipment	(1,026,867)	(550,003)	(345,049)
6.02.03	Securities, pledges and restricted deposits	(125,517)	(147,914)	(7,839)
6.02.11	Payment of amount for business combination	-	10,454	-
6.02.05	Purchases of intangible assets	(1,211,082)	(877,793)	(716,818)
6.02.07	Sale of noncurrent assets	-	10,586	43,024
6.02.12	Intragroup loans	44,922	29,776	949
6.02.13	Capital increase in existing investments			(45,445)
6.02.14	Business combination, net of cash acquired	(1,496,675)	-	70,829
6.02.15	Repayment of advances to suppliers	-	-	67,342
6.03	Net cash generated by (used in) financing activities	(336,612)	292,267	(508,533)
6.03.01	Borrowings and debentures raised	3,774,355	4,532,167	3,186,384
6.03.02	Repayment of principal of borrowings and debentures	(4,016,693)	(4,037,685)	(2,559,771)
6.03.03	Dividends and interest on capital paid	(231,749)	(5,204)	(1,016,641)
6.03.08	Capital increase by noncontrolling interests	467	7	1,123
6.03.04	Business combination payment	(21,234)	(61,709)	-
6.03.06	Repayment of derivative instruments	158,242	(135,309)	(119,628)
6.05	Increase (decrease) in cash and cash equivalents	482,195	1,325,347	151,033
6.05.01	Cash and cash equivalents at the beginning of the year	5,682,802	4,357,455	4,206,422
6.05.02	Cash and cash equivalents at the end of the year	6,164,997	5,682,802	4,357,455

16

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2016 to December 31, 2016

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.04	Capital transactions with shareholders	392,972	(68)	(385,152)	(218,636)	-	(210,884)	(30,293)	(241,177)
5.04.01	Capital increase	392,972	-	(392,972)	-	-	-	-	-
5.04.08	Prescribed dividends	-	-	-	3,144	-	3,144	-	3,144
5.04.09	Dividend proposed	-	-	7,820	(7,820)	-	-	-	-
5.04.10	Dividend proposal approved	-	-	-	(213,960)	-	(213,960)	(30,827)	(244,787)
5.04.13	Capital increase in subsidiaries with no change in control	-	(68)	-	-	-	(68)	534	466
5.05	Total comprehensive income	-	-	-	900,885	(394,175)	506,710	(21,828)	484,882
5.05.01	Profit for the year	-	-	-	900,885	-	900,885	(21,828)	879,057
5.05.02	Other comprehensive income	-	-	-	-	(394,175)	(394,175)	-	(394,175)
5.06	Internal changes in equity	-	-	708,027	(682,249)	(25,778)	-	(1,176)	(1,176)
5.06.01	Recognition of reserves	-	-	45,044	(45,044)	-	-	-	-
5.06.05	Changes in statutory reserve in the year	-	-	662,983	(662,983)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	39,058	(39,058)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(13,280)	13,280	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(1,176)	(1,176)
5.07	Closing balances	5,741,284	468,014	1,995,356	-	(234,633)	7,970,021	2,402,646	10,372,667

17

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2015 to December 31, 2015

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534	2,453,795	9,397,329
5.03	Adjusted opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534	2,453,795	9,397,329
5.04	Capital transactions with shareholders	554,888	-	(554,888)	(199,826)	-	(199,826)	(8,140)	(207,966)
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-	-	-
5.04.08	Prescribed dividends	-	-	-	5,597	-	5,597	-	5,597
5.04.09	Dividend proposal approved	-	-	-	(205,423)	-	(205,423)	(8,147)	(213,570)
5.04.10	Capital increase in subsidiaries with no change in control	-	-	-	-	-	-	7	7
5.05	Total comprehensive income	-	-	-	864,940	65,548	930,488	10,337	940,825
5.05.01	Profit for the year	-	-	-	864,940	-	864,940	10,337	875,277
5.05.02	Other comprehensive income	-	-	-	-	65,548	65,548	-	65,548
5.06	Internal changes in equity	-	-	691,233	(665,114)	(26,119)	-	(50)	(50)
5.06.01	Recognition of reserves	-	-	43,247	(43,247)	-	-	-	-
5.06.05	Changes in statutory reserve in the year	-	-	647,986	(647,986)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	39,574	(39,574)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(13,455)	13,455	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(50)	(50)
5.07	Closing balances	5,348,312	468,082	1,672,481	-	185,321	7,674,196	2,455,942	10,130,138

18

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2014 to December 31, 2014

(In thousands of Brazilian reais – R$)

Code	Description	Paid in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	4,793,424	287,630	1,545,177	-	397,668	7,023,899	1,774,818	8,798,717
5.03	Adjusted opening balances	4,793,424	287,630	1,545,177	-	397,668	7,023,899	1,774,818	8,798,717
5.04	Capital transactions with shareholders	-	180,452	(567,802)	(416,472)	-	(803,822)	741,743	(62,078)
5.04.08	Prescribed dividends	-	-	-	5,723	-	5,723	-	5,723
5.04.09	Interim dividends	-	-	-	(422,195)	-	(422,195)	(2,382)	(424,577)
5.04.10	Dividend proposal approved	-	-	(567,802)	-	-	(567,802)	(27,156)	(594,958)
5.04.11	Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	(2,189)	(2,189)
5.04.13	Capital increase in subsidiaries with no change in control	-	362	-	-	-	362	760	1,123
5.04.14	Gain (loss) in participation with no change in control	-	(207)	-	-	-	(207)	207	-
5.04.15	Business combination CPFL Renováveis / DESA	-	180,297	-	-	-	180,297	653,366	833,663
5.04.16	Business combination CPFL Renováveis / DESA effect of non-controlling of subsidiary	-	-	-	-	-	-	119,137	119,137
5.05	Total comprehensive income	-	-	-	949,177	(225,720)	723,457	(62,733)	660,723
5.05.01	Profit for the year	-	-	-	949,177	-	949,177	(62,733)	886,443
5.05.02	Other comprehensive income	-	-	-	-	(225,720)	(225,720)	-	(225,720)
5.05.02.06	Other comprehensive income: actuarial gains	-	-	-	-	(225,720)	(225,720)	-	(225,720)
5.06	Internal changes in equity	-	-	558,760	(532,705)	(26,055)	-	(33)	(33)
5.06.01	Recognition of reserves	-	-	47,459	(47,459)	-	-	-	-
5.06.05	Changes in statutory reserve in the year	-	-	620,288	(620,288)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	39,478	(39,478)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(13,423)	13,423	-	-	-
5.06.08	Realization/reversal of earnings retained investment	-	-	(108,987)	108,987	-	-	-	-
5.07	Closing balances	4,793,424	468,082	1,536,135	-	145,893	6,943,534	2,453,795	9,397,329

19

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015	Prior Year 01/01/2014 to 12/31/2014
7.01	Revenues	31,664,675	34,770,704	23,150,426
7.01.01	Sales of goods and services	29,430,560	33,255,632	21,944,635
7.01.02	Other revenues	1,354,022	1,046,669	944,997
7.01.02.01	Revenue from construction of distribution infrastructure	1,354,022	1,046,669	944,997
7.01.03	Revenues related to construction of own assets	1,056,442	595,282	344,492
7.01.04	Recognition (reversal) of allowance for doubtful debts	(176,349)	(126,879)	(83,698)
7.02	Inputs purchased from third parties	(16,150,083)	(17,590,769)	(14,092,481)
7.02.01	Cost of sales and services	(12,452,018)	(14,749,957)	(11,780,445)
7.02.02	Materials, energy, third-party services and others	(3,063,363)	(2,238,817)	(1,866,059)
7.02.04	Others	(634,702)	(601,995)	(445,977)
7.03	Gross value added	15,514,592	17,179,935	9,057,945
7.04	Retentions	(1,293,924)	(1,281,726)	(1,160,714)
7.04.01	Depreciation, amortization and depletion	(1,038,814)	(979,062)	(875,696)
7.04.02	Others	(255,110)	(302,664)	(285,018)
7.04.02.01	Amortization of concession intangible asset	(255,110)	(302,664)	(285,018)
7.05	Wealth created by the Company	14,220,668	15,898,209	7,897,231
7.06	Wealth received in transfer	1,609,777	1,446,644	858,286
7.06.01	Share of profit (loss) of investees	311,414	216,885	59,684
7.06.02	Finance income	1,298,363	1,229,759	798,602
7.07	Total wealth for distribution	15,830,445	17,344,853	8,755,517
7.08	Wealth distributed	15,830,445	17,344,853	8,755,517
7.08.01	Personnel and charges	1,073,119	905,103	814,979
7.08.01.01	Salaries and wages	660,138	562,082	500,471
7.08.01.02	Benefits	359,604	298,738	275,322
7.08.01.03	FGTS (Severance Pay Fund)	53,377	44,283	39,186
7.08.02	Taxes, fees and contributions	11,066,274	12,910,440	5,044,466
7.08.02.01	Federal	6,109,701	8,207,474	1,916,922
7.08.02.02	State	4,938,832	4,688,978	3,109,743
7.08.02.03	Municipal	17,741	13,988	17,801
7.08.03	Lenders and lessors	2,811,995	2,654,033	2,009,629
7.08.03.01	Interest	2,743,600	2,600,948	1,942,906
7.08.03.02	Rentals	68,395	53,085	46,929
7.08.03.03	Others	-	-	19,794
7.08.04	Shareholders	879,057	875,277	886,443
7.08.04.02	Dividends	143,379	164,227	208,673
7.08.04.03	Retained earnings / Loss for the year	735,678	711,050	677,770

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Management Report

Dear Shareholders,

In compliance with the law and the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), the Management of the Company hereby submits to you the Management Report and financial statements of the Company, along with the reports of the independent auditor and fiscal council for the fiscal year ended December 31, 2016. All comparisons herein are made with consolidated figures for fiscal year 2015, except when specified otherwise.

1.       Opening remarks

The year 2016 was marked by great changes to CPFL Energia. After a three-month transition period, Andre Dorf took over as the Group´s CEO on July 1st, replacing Wilson Ferreira Junior, with the challenge of leading the new growth phase and make sure that processes and systems are increasingly simpler and more efficient, in order to make the Company more agile, so that we continue to face the challenges and seize the opportunities for growth and value creation.

On June 16, CPFL Energia announced that it has executed a Share Purchase and Sale Agreement with AES Guaíba II Empreendimentos Ltda. (“AES Guaíba”) that provides for the acquisition by CPFL Energia of the totality of the shares issued by AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”),resuming the process of consolidation of the sector. On October 31, with the conclusion of the acquisition, AES Sul was renamed RGE Sul Distribuidora de Energia S.A. (“RGE Sul”), a distribution company that serves approximately 1.3 million clients in 118 cities in the state of Rio Grande do Sul. With this step, CPFL Energia increased its scale and footprint in the state of Rio Grande do Sul, serving 382 cities and reaching a market share of 65%. In Brazil, CPFL Energia now enjoy a market share of over 14% of the distribution segment, serving around 9 million clients through 9 concessionaires in the Southern and Southeastern regions. CPFL took charge of the RGE Sul’s management on November 1st, and its plans include investments of around R$ 1.0 billion in the period 2017-2019, aiming to implement CPFL standards in services and to comply with the improvement plan set by ANEEL.

Still in 2016, in early July, CPFL Energia was informed by one of its controlling shareholders, Camargo Corrêa S.A., that the latter had received and accepted a proposal from the State Grid Corporation of China (“State Grid”) to acquire its interest in the Company´s controlling block for R$25.00 per share. On September 2, the final share purchase agreement (SPA) was entered into between State Grid and Camargo Corrêa. In sequence, the proposal was extended to other controlling shareholders, which decided, over the course of September, to join Camargo Corrêa and sell their interest.

The transaction had all applicable approvals and was concluded in January 23, 2017, when State Grid Brazil became the controlling shareholder of CPFL Energia, with a 54.64% stake. As a result of the closing of the transaction that resulted in the direct change of control of CPFL Energia in the indirect change of the control of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) and in accordance with applicable regulation, State Grid Brazil will perform tender offer for the remaining outstanding common shares of CPFL Energia and CPFL Renováveis. According to the Material Facts released by both companies on February 23, 2017, State Grid has filed the Unified Offer documentation with CVM, on February 22, 2017; the registration is now under analysis by CVM.

In the midst of these changes, CPFL Energia followed its growth path. In 2016, new renewable energy projects went into operation: in May, it was the turn of SHPP Mata Velha, with 24 MW of installed capacity, while the Campo dos Ventos and São Benedito Wind Complexes had a gradual start-up during the year, being concluded in December, totaling 231 MW of installed capacity.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Still in generation segment, with regard to the hydrological risk (GSF), renegotiation of the Baesa power plant (Energética Barra Grande Energia) was concluded, protecting the plant from 100% of the effects of GSF until the end of its regulated agreements. The remaining power plants had already renegotiated in 2015. The strategy of renegotiating this risk is aimed at returning the predictability and stability of cash flows to hydroelectric generators.

In the distribution segment, the Company continued to suffer from the economic recession, which affected the power consumption in the concession area. Despite the acqusition of RGE Sul as of November, sales in Group CPFL´s concession area contracted 1.0%. Disregarding the effect of the acquisition of RGE Sul, it would be a 3.5% drop, with 0.7%, 3.7% and 7.6% decreases respectively for residential, commercial and industrial segments. Unfavorable macroeconomic scenario also influenced delinquency levels, leading the Company to intensify its collections actions, increasing by more than 50% the number of disconnections, collections efforts and reporting to credit bureaus, among other actions.

In the financial sphere, it is important to notice that the reduction in leverage, which reached the level of 3.21x net debt/EBITDA by the end of 2016, reflecting not only the improved results, but also the consistent monetization of sectoral financial assets throughout the year. On the other hand, the acquisition of RGE Sul pressed this indicator.

It should also be noted that six of the nine distribution companies - CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari – are already in the 4th cycle of Tariff Revision, benefiting from the investments made in the previous cycle and the better conditions offered by the new cycle.

The overcontracted position of Brazilian distribution companies, a regulatory theme of great importance, was widely discussed among agents in 2016 and many advances have already been obtained. Several measures have been taken in order to mitigate the surpluses and define their involuntary character, such as the treatment of involuntary surplus from quotas, the feasibility of bilateral agreements between generation and distribution companies, the New Energy MCSD (Surplus and Deficit Compensation Mechanism) and changes in the rules for auctions.

Law 13,360/2016 also implemented important changes to the power sector, creating impacts and opportunities for its various business segments. The safety of a solid regulatory framework is essential for the power sector to resume investments and deliver sustainable growth in the long term.

In this moment of transition for the Company and the power sector, the arrival of State Grid strengthens the growth strategy of CPFL Energia, as well as its protagonism in the Brazilian power sector. State Grid brings the confidence that CPFL will reinforce its leadership in the segments in which it operates. State Grid´s solid financial situation strengthens the Group´s credit profile and enhances funding possibilities for new projects and acquisitions. Therefore, we have a business platform prepared to seize new market opportunities.

SHAREHOLDERS’ STRUCTURE (simplified)

CPFL Energia is a holding company that owns stake in other companies. The reference date of the shareholders’ structure below is December 31, 2016, therefore before the conclusion of the acquisition of Camargo Corrêa, Previ and Bonaire holdings in CPFL Energia by State Grid, which occurred on January 23, 2017:

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Reference date: 12/31/2016

Notes:

(1) Controlling shareholders;

(2) % of bound shares by the controlling shareholders;

(3) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(4) CPFL Energia holds a stake in RGE Sul through the CPFL Jaguariúna.

2.       Comments on the macroeconomic and regulatory scenario

MACROECONOMIC SCENARIO

Despite the frustration caused by the level of economic activity in 2015, the global results in 2016 were more promising, especially in the second half of the year. Though below potential, the Purchasing Managers’ Index (PMI) pointed to acceleration in major advanced economies, supported mainly by drawdowns in inventories and a recovery in manufacturing. The slight improvement in advanced economies and the results in line with expectations in China transformed lackluster economic indicators into more promising expectations for 2017 and 2018.

The change in administration in the United States and the associated developments are the main source of uncertainty in the external scenario. In the near term, the fiscal stimulus promised by the new administration could increase private-sector confidence and create expectations of a less gradual monetary adjustment, potentially leading to higher interest rates and a stronger U.S. dollar. On the other hand, the risks posed by protectionism and political isolationism persist, which, if followed through on, could adversely affect international trade and the world economy, while disrupting global financial conditions and weighing on the performance of emerging nations.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

The IMF is forecasting world economic growth in 2017 and 2018 of 3.4% and 3.6%, respectively, which are above the forecast of 3.1% for 2016, driven by potential recoveries in emerging and developing economies.

In 2016, the Brazilian economy continued to be castigated by political instability, the ongoing fiscal adjustment and weak economic activity indicators. Such negative results have led the country’s GDP to contract by 7.3% over the past two years. Industrial production fell 6.6%1 in 2016, generating unemployment and losses in important industrial chains, such as the automotive and metal-mechanical sectors. In 2017, industrial production is expected to improve only slightly, driven primarily by the extractive industry (oil and iron ore).

The negative effects from the crisis were also widely felt in the labor market, with approximately 3 million formal jobs2 eliminated and sharp drops in household income and mounting unemployment. The lag between job and income indicators in relation to the economic cycle is responsible for a third straight year of declines in income levels, which penalizes the contribution from consumer spending to economic growth.

Despite this ongoing climate of uncertainty, especially in the political scenario, the inflation forecast is calling for meeting the center of the target for 20173 defined by the government, the central bank’s Monetary Policy Committee (Copom) is expected to carry out a substantial cumulative cut in the basic interest rate in the year, which would stimulate economic activity and provide relief for the high levels of private-sector debt.

Based on this scenario of weak economic activity and challenges for a recovery in growth, the consensus forecasts are calling for GDP growth of 0.5% in 20173 and 2.4% in 20183.

REGULATORY ENVIRONMENT

Overcontracted position

The year 2016 was marked by major advances in sector regulation in order to increase flexibility and management of the distribution companies´ overcontracted position. There were several and continuous negotiations between distribution companies, ABRADEE, ANEEL, CCEE, EPE and MME to mitigate part of these surpluses and for the correct understanding of their involuntary character, among which:

•         Normative Resolution n. 706/16, which defined more precisely the volume and treatment of involuntary surpluses arising from the process of allocation of physical guarantee quotas;

•         Normative Resolution n. 711/16, which allowed the celebration of bilateral agreements, more quickly, among distribution and generation companies in order to reduce or revoke their CCEARs;

•         Normative Resolution n. 726/16, which allowed distribution companies to reduce, for future existing energy auctions, the surpluses arising from the migration of special consumers to the free market;

•         Normative Resolution n. 727/16, which provided advances in New Energy MCSD, with the insertion of new products for the current year, for the following year and for the years prior to the delivery of energy from A-3 and A-5 auctions, in addition to allowing the reduction of CCEARs among distribution and generation companies in case of high overcontracted positions;

•         Decree n. 8,828/16, which exempt distribution companies with surpluses in year A-1 from contract the minimum limit (96% of replacement amount) in these auctions;

1 Brazilian Institute of Geography and Statistics (IBGE).

2 General Registry of Employed and Unemployed Populations (CAGED).

3 Market Readout (Focus) – March 3, 2017.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

•         Law n. 13,360/16, which provides a legal prediction for an auction to sell contractual surpluses of distribution companies to the free market, only pending ANEEL and MME regulation.

ABRACE Injunction

The significant increase in the CDE quota in 2015 was disputed in court by several associations. By means of preliminary injunction, ABRACE obtained the suspension of payment, by its members, of the controversial portion of the CDE tariff charge, as well as a change in the method of apportionment of the balance amounts in the budget. The injunction led to a tariff increase for other consumers during 2016, since there was no reduction in the quota to be paid by the distribution companies.

However, as of June 2016, in face of the growing number of lawsuits challenging the CDE charge, ANEEL, through Dispatch 1,576/16, altered the system of compensation for revenue deficits caused by the CDE injunctions, allowing distribution companies to have the right of offset amounts not billed at their respective quotas of CDE Charge. On the other hand, Eletrobras should reduce transfers from the fund to the beneficiaries in the proportion of the reduction of revenues referring to the items challenged by the injuctions. This decision represented a tariff decrease in tariff adjustment processes carried out in the second half of 2016.

ELECTRICITY TARIFFS AND PRICES

Distribution Segment

Annual Tariff Adjustment (ATA):

The following distribution companies had tariffs adjusted as below:

	CPFL Paulista	RGE Sul	RGE	CPFL Piratininga
Ratifying Resolution	2,056	2,059	2,082	2,157
Adjustment	9.89%	3.94%	-1.48%	-12.54%
Parcel A	-2.06%	-3.75%	-2.98%	-7.02%
Parcel B	1.78%	1.86%	2.31%	1.67%
Financial Components	10.18%	5.83%	-0.81%	-7.19%
Effect on consumer billings	7.55%	-0.34%	-7.51%	-24.21%
Date of entry into force	4/8/2016	4/19/2016	6/19/2016	10/23/2016

Periodical Tariff Revision (PTR)

The following distribution companies went through the tariff revision process in 2016, when the new methodologies of the 4th cycle of tariff revision were applied:

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	2,026	2,029	2,028	2,025	2,027
Adjustment	10.69%	8.02%	14.05%	9.77%	6.08%
Parcel A	-1.84%	-1.95%	-1.20%	-2.70%	-2.35%
Parcel B	1.61%	5.94%	2.80%	5.01%	3.76%
Financial Components	10.92%	4.03%	12.45%	7.46%	4.67%
Effect on consumer billings	7.15%	13.32%	13.25%	12.82%	9.02%
Date of entry into force	3/22/2016	3/22/2016	3/22/2016	3/22/2016	3/22/2016

Generation Segment

Electricity sale contracts of generators contain specific adjustment clauses, whose main index is the average annual variation measured by the IGP-M. Contracts signed in the Regulated Contracting Environment (ACR) are indexed to the IPCA, and bilateral contracts signed by the indirect subsidiary Campos Novos Energia (Enercan) use a combination of dollar and IGP-M indexes.

3.       Operating Performance

ENERGY SALES

In 2016, electricity sales to final consumers (quantity of electricity billed to final consumers) totaled 46,578 GWh, an increase of 3.3% compared to 2015, a reflect of the acquisition of AES Sul (current RGE Sul), in October 2016. Disregarding the effect of this acquisition (in November and December 2016), the increase would be of 0.8%.

It is noteworthy the performance of the residential and industrial segments, which together accounted 63.5% of the electricity sales to final consumers:

•       Residential Class: increase of 1.9%, if we consider the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have a reduction of 0.7%, reflecting the changes in the labor market, with the hike of unemployment and the decrease of the volume in real income mass, and the lower sales volume of retail trade.

•       Commercial Class: increase of 5.0%, if we consider the acquisition of RGE Sul. Disregarding the effect of this acquisition, the increase would be of 2.9%. Despite the adverse macroeconomic scenario, which has resulted in lower sales volume of the retail trade, commercialization companies had higher sales to free customers.

•       Industrial Class: increase of 2.1%, if we consider the acquisition of RGE Sul. Disregarding the effect of this acquisition, the increase would be of 0.9%. Despite the weak result of the country's industrial activity, the commercialization companies and the assets of renewable generation (controlled by CPFL Renováveis) had higher sales to free customers.

Electricity sales to wholesaler’s, through other concessionaires, licensees and authorized reached 12,252 GWh, which represented an increase of 15.0%, mainy due to the increases in sales by the commercialization companies (through bilateral contracts) and licensees, which serve residential consumers.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

PERFORMANCE IN THE ELECTRICITY DISTRIBUTION SEGMENT

The Group maintained its strategy of encouraging the dissemination and sharing of best management and operational practices at its distributors in an effort to increase operational efficiency and improve the quality of services provided to clients.

Find below the results posted by distributors in the main indicators that measure quality and reliability of power supply. The Equivalent Duration of Interruptions (SAIDI) measures the average duration, in hours, of interruptions suffered by consumers in the year, while the SAIFI (Equivalent Frequency of Interruptions) measures the average number of interruptions suffered per consumer per year.

PERFORMANCE IN THE ELECTRICITY GENERATION SEGMENT

In 2016, CPFL Energia continued its expansion in the Generation segment, with a 4.2% increase in its installed capacity, from 3,129 MW to 3,259 MW, considering its 51.61% interest in CPFL Renováveis. This increase was driven by the expansion of CPFL Renováveis.

On December 31, 2016, the portfolio of CPFL Renováveis totaled 2,054 MW of installed capacity in operation, comprising 39 SHPPs (423 MW), 43 wind farms (1,260 MW), 8 biomass-powered thermal power plants (370 MW) and 1 solar plant (1 MW). Still under construction are 2 wind farms (48.3 MW) and 1 SHPP (26.5 MW), whose startup schedule is: 48.3 MW in 2018 and 26.5 MW in 2020.

In May 2016, the Mata Velha SHPP, located in the city of Unaí (Minas Gerais), started operating with installed capacity of 24 MW. The wind farms of Campo dos Ventos (São Domingos, Ventos de São Martinho e Campo dos Ventos I, III and V) and São Benedito (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica e Santa Úrsula) Complexes, located at Rio Grande do Norte State, had their works closed in December 2016, with the comercial start-up of the last wind turbines, of a total of 110 (the first wind turbines started commercial operations in May 2016); the combined installed capacity is of 231 MW.

4.       Economic and Financial Performance

The Management’s comments on economic and financial performance and the operating results should be read together with the financial statements and notes to the financial statements.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Operating Revenue

Gross operating revenue was of R$ 30,785 million, representing a reduction of 10.3% (R$ 3,518 million), mainly due to: (i) the variation of R$ 4,601 million in the sectoral financial assets and liabilities, from an asset of R$ 2,507 million in 2015 to a liability of R$ 2,095 million in 2016; (ii) the reduction of 52.7% (R$ 207 million) in the update of concession’s financial asset; and (ii) the reduction of 1.0% (R$ 37 million) in the energy supplied. These effects were partially offset by the increases of 1.8% (R$ 421 million) in the supply of electric energy, of 29.4% (R$ 307 million) in the revenue with construction of concession infraestructure and of 19.1% (R$ 600 million) in other operating income.

Deductions from operating revenue were of R$ 11,672 million, presenting a reduction of 14.8% (R$ 2,031 million). Net operating revenue was of R$ 19,112 million, representing a reduction of 7.2% (R$ 1,487 million).

Operating Cash Flow - EBITDA

EBITDA is a non-accounting measurement calculated by Management as the sum of income, taxes, financial income/loss, depreciation and amortization. This measurement serves as an indicator of management performance and is usually monitored by the market. Management complied with the concepts of CVM Instruction 527 of October 4, 2012, while calculating this non-accounting measurement.

Reconciliation of Net Income and EBITDA
	2016	2015
Net Income	879,057	875,277
Depreciation and Amortization	1,291,165	1,279,902
Assets Surplus Value Amortization	579	1,136
Financial Income/Loss	1,453,474	1,407,864
Social Contribution	150,859	160,162
Income Tax	350,631	419,015
EBITDA	4,125,766	4,143,356

Operating cash flow, as measured by EBITDA, reached R$ 4,126 million, a reduction of 0.4% (R$ 18 million), mainly due to the reduction of 7.2% (R$ 1,487 million) in net operating revenue and the increase of 21.9% (R$ 736 million) in operating costs and expenses, including expenses with private pension fund and costs with construction of concession infrastructure. These effects were partially offset by the reduction of 15.9% (R$ 2,111 million) in costs with energy purchase and sector charges and the increase of 43.1% (R$ 94 million) in interest in subsidiaries, associates and joint ventures.

Net Income

In 2016, net income reached R$ 879 million, an increase of 0.4% (R$ 4 million), mainly due to the reduction of R$ 78 million in Income Tax and Social Contribution and of R$ 0.6 million in the assets surplus value amortization. These effects were partially offset by the reduction of 0.4% (R$ 18 million) in EBITDA and the increases of 3.2% (R$ 46 million) in net financial expenses and of 0.8% (R$ 11 million) in depreciation and amortization.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Allocation of Net Income from the Fiscal Year

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders. The proposal for allocation of net income from the fiscal year is shown below:

The Company declared, in the fiscal year of 2016, the amount of R$ 214 million of minimum mandatory dividend, as governed by Law 6,404/76, and, R$ 8 million of additional proposed dividend.

For this fiscal year, considering the current adverse economic scenario and the uncertainties regarding market projections for distributors, the Company’s Management proposes the allocation of R$ 546 million to the statutory reserve - strengthening of working capital.

Debt

At the close of 2016, gross financial debt (including derivatives) of the Company reached R$ 21,368 million, presenting an increase of 9.6%. Cash and cash equivalents totaled R$ 6,166 million, an increase of 8.5%. As such, net financial debt increased 10.1% to R$ 15,502 million.

The increase in financial debt was to support the strategic expansion of the Group’s business, such as financing for greenfield projects conducted by CPFL Renováveis. Furthermore, however, CPFL Energia adopts a pre-funding strategy whereby it anticipates funding of debt that matures in 18 to 24 months.

5.       Investments

In 2016, investments of R$ 2,238 million were made in business maintenance and expansion, of which R$ 1,201 million was destined to distribution, R$ 986 million to generation (R$ 979 million to CPFL Renováveis and R$ 8 million to conventional generation) and R$ 51 million to commercialization, services and others. In addition, we invested R$ 51 million in the construction of CPFL Transmissão’s transmission lines and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non current assets. CPFL Energia’s investments in 2016 include:

  Distribution: investments in expansion, maintenance, improvement, automation, modernization and strengthening the electricity system to meet market growth, in operational infrastructure, customer service and research and development programs, among other areas. On December 31, 2016, our distributors had 9.1 million customers, an increase of 1.4 million customers (123 thousand customers excluding RGE Sul). Our distribution network consisted of 315,538 kilometers of distribution lines (adding 69,102 kilometers of lines, 3,550 km disregarding RGE Sul), including 450,247 distribution transformers (adding 80,721 transformers and 13,847 transformers without RGE Sul). Our nine distribution subsidiaries had 12,181 kilometers of high voltage distribution lines of between 34.5 kV and 138 kV (adding 2,196 kilometers of lines, 138 kilimeters of lines without RGE Sul). On that date, we had 531 transformer substations, from high voltage to medium voltage, for subsequent distribution (adding 71 substations, 9 substations without RGE Sul), with total transformer capacity of 17,316 MVA (adding 2,451 MVA and 448 MVA disregarding RGE Sul);
  Generation: investments were mainly focused on the Mata Velha SHPP, which began operations in May 2016, and on the Campo dos Ventos and São Benedito Wind Complexes, which gradually began operations during 2016, in addition to the Pedra Cheirosa Wind Complex and the Boa Vista SHPP, which are still under construction.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

6.       Corporate Governance

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2016, CPFL marked 12 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members, whose term of office is 1 year and who are eligible for reelection. At the Extraordinary General Meeting held on February 16, 2017, 6 new members were elected (5 members representing State Grid, new controlling shareholder, and 1 new independent member), replacing the members representing the former controlling shareholders. As a result, the Board has two Independent Directors.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels. At a meeting of the Board of Directors, held on February 17, 2017, the new members of the advisory committees were elected.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Corporate Governance Advisory Council, which reports directly and solely to the Chairman of the Board.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

The Board of Executive Officers is made up of 1 Chief Executive Officer and 6 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

CPFL has a permanent Fiscal Council that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges. At the Extraordinary General Meeting held on February 16, 2017, 3 new members were elected, replacing the 5 members who had submitted a resignation letter when the closing of the transaction of State Grid (new controlling shareholder) occurred.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

7.       Capital Markets

The shares of CPFL Energia, which have a free float of 31.9% (up to December 31, 2016), are listed both on the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE). In 2016, CPFL Energia shares appreciated 72.0% on the BM&FBovespa and 109.7% on the NYSE, closing the year at R$ 25.21 per share and US$ 15.40 per ADR, respectively. The average daily trading volume in 2016 was R$ 55.4 million, of which R$ 38.9 million on the BM&FBovespa and R$ 16.4 million on the NYSE, representing a increase of 45.2% over 2015. Number of trades on the BM&FBovespa increased 17.8%, from a daily average of 5,984 trades in 2016 to 7,049 in 2016.

8.       Sustainability and Corporate Responsibility

CPFL Energia develops initiatives to create value for all its stakeholders and to mitigate the impacts from its operations by managing the economic, environmental and social risks associated with its business activities. The highlights from the fiscal year follow:

Sustainability platform: consists of the sustainability management tool, which is integrated into the strategic planning of the CPFL Group. The tool encompasses: a) Topics of relevance to the business operations, which are determined jointly with stakeholders; b) Value levers related to the topics; c) Corporate strategic indicators, with performance targets for the near and medium term.

Sustainability Committee: main internal body for sustainability governance, which also is responsible for monitoring the Platform.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Climate change: CPFL Energia is aware of the impacts of climate change on its business and of its influence and significance in the power industry. Therefore, it works to promote a low-carbon economy by incorporating the topic into its business strategy and project development, which are aligned with its corporate initiatives and commitments at the national and international levels.

Ethics Management and Development System (SGDE): In 2015, the review of the Code of Ethics and Business Conduct was concluded. The updated version of the Code of Ethical Conduct (new name) was approved by the Board of Executive Officers in November 2015, and subsequently approved by the Board of Directors in a Meeting held on January 27, 2016, with the code applicable to all direct subsidiaries of the Group. The SGDE was revised to include the restructuring of the Ethics and Business Conduct Committee, which now has five members, two of whom are external independent members. The review included the Committee’s Charter, the implementation of an Executive Department to support the Committee, and the contracting of an External Ethics Channel to receive consultations, suggestions and whistleblowing of an ethical nature, which are now investigated by the Whistleblowing Processing Commission (CPD). CPFL also implemented a plan for publishing and disseminating its ethical guidelines and a training program on the SGDE based, which adopts an e-learning format and is available to all professionals, and organized on-site workshops for employees in management and leadership positions. The Committee held 13 meetings in 2016 to address topics involving ethics management and to analyze the suggestions, reports of whistleblowing and consultations received in the period.

Human Resources Management: the company ended 2016 with 12,8794 employees (9,584 in 2015), which represents a turnover rate of 17.92%5 (19.90% in 2015). The Group’s companies maintained their management and training programs, which focused on developing competencies of strategic importance to the business, leadership succession, boosting productivity and occupational health and safety. Average training hours per employee stood at 79.8 hours6 (59.6 in 2015), surpassing by 37 hours the average of the Sextant Survey 2016. Also in 2016, for the 14th straight year, CPFL Energia figured in the “Best Places to Work in Brazil” ranking compiled by Você S/A / Exame Guide, which was accompanied by improvement in Knowledge Management, Electrician School and Talent Management, with yet another class of professionals gaining the potential to hold leadership positions.

Value Network: in 2016, 75 supplier companies participated and four meetings were held, which addressed the following topics: Occupational Safety and documentation for Third-Party Management, Environmental Risk Management, Energy Efficiency and Ethics, and combatting corruption with lecturer and philosopher Clovis de Barros.

Community relations: (i) Culture – Partnerships with the Municipal Government of Campinas and with the National Electric Power Agency (ANEEL) supported the debates on changes in society, energy consumption, services and economy, which had a direct impact on the lives of our consumers. The debates were edited and broadcast in weekly editions of the CPFL Café Filosófico show on the channel TV Cultura and its affiliates nationwide. In addition to the TV broadcast, the debates were posted on www.institutocpfl.org.br and on social media, such as Facebook, Instagram and Twitter. In addition to the debates with free entrance and live streaming, the CPFL Cultura Institute organized free weekly movie showings in the year, with various topics, such as Olympic sports, future scenarios for Brazil, classics and series to honor specific directors, such as Alfred Hitchcock, Ridley Scott and Martin Scorsese. It brought to the interior region of São Paulo the CPFL Arts and Culture Circuit, which featured showings of Brazilian movies and documentaries, as well as sustainability workshops conducted in partnership with the Cinesolar project, a mobile cinema powered by solar energy. In addition to showings in public spaces, the institute organized private showings at vocational schools in five cities in the interior region of São Paulo state, in partnership with Centro Paula Souza. Also in Campinas, the institute organized the III Brazilian Contemporary Music Festival in partnership with the State University of Campinas (Unicamp). In the area of education, the institute organized, jointly with the Portuguese Language Museum, a free exhibition on the origins and uses of our language. Targeting a younger public, the exhibition was visited by more than 11,000 people, including students from 35 public schools in the region;

4 Includes RGE Sul
5 Do not include RGE Sul
6 Do not include RGE Sul

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(ii) Program to Revitalize Philanthropic Hospitals - aims to improve the administrative performance of philanthropic hospitals and improve the quality of services provided to the community. In 2016, the Program served 20 hospitals in the regions of Barretos and Marília. The investment amounted to R$870,000; (iii) Support for Municipal Councils on Children’s Rights (CMDCA) (1% of Income Tax) - In 2016, the Group’s companies allocated R$1,483,660.00 to the Municipal Fund for Children for 12 municipalities in the concession area. The funds will be used to support the situational diagnoses and actions plans conducted in 2015/16. (iv) Support for Municipal Councils on Elderly Rights (CMDI) (1% of Income Tax) - In 2016, the Group’s companies allocated R$1,030,600.00 to the Municipal Fund for the Elderly for three municipalities to support the pilot project entitled “City for All Ages;” (v) Volunteer Work - In 2016, there were 45 actions that engaged approximately 1,700 volunteers. The actions organized in seven cities in the concession area benefitted approximately 5,400 people directly and around 20,000 indirectly. The program reached some important milestones in the year, such as the pilot module of the volunteer program Pro Bono being implemented in Campinas; (vi) Energy Efficiency (0.5% of net operating income) - a total of over R$97.7 million was invested, of which R$54.0 million was allocated to projects targeting low-income consumers, which led to (a) the normalization of 3,057 clients; (b) the replacement of 5,746 refrigerators; (c) the replacement of 188,135 light bulbs with more efficient models (LED); (d) the installation of 5,275 solar water heaters, 3,500 heat exchangers and 6,438 E-Power controllers to reduce shower consumption, the execution of educational projects; (e) the program CPFL nas Escolas and the Manufacturers’ Energy Efficiency Education Program (PEEE), which involved 32 municipal and state public schools, with training administered to 14,032 students and 2,392 professors in 32 municipalities for investment of over R$4.9 million. Furthermore, actions were implemented to capture efficiency gains at (f) 39 Public Buildings, 19 Schools, 34 Hospitals and 17 Philanthropic Institutes for an additional investment of R$5.7 million; (g) residential bonus project that led to the replacement of 7,053 refrigerators and 43,617 LED light bulbs for investment of over R$12.8 million; (h) 4 municipal energy management projects for investments of over R$78,900; (i) 3 commercial projects for investment of over R$3.6 million; (j) 3 industrial projects for investment of over R$4.2 million; and (k) public lighting projects that involved replacing 1,618 lamps for investment of over R$2.0 million. Of this total, R$87.3 million (0.4%) was invested in clients and R$10.4 million (0.1%) was provisioned, in accordance with Federal Law 13,280/2016, to be transferred at an opportune time to PROCEL; (vii) Geekie Project - works to reduce learning gaps among students and to train teachers and regional managers by implementing an online adaptive learning platform. In 2016, 5,900 students from 15 public schools in Botucatu, São Paulo were benefitted. The investment amounted to R$586,000, which was financed by the Social Subcredit facility of the Brazilian Development Bank (BNDES); (viii) Tamboro Project - works to implement new educational methodologies by using an adaptive learning platform based on games. In 2016, 7,600 students from nine public schools in Sumaré, São Paulo were benefitted. The investment amounted to R$811,000, which was financed by the Social Subcredit facility of the BNDES; (ix) ToLife Project - Implementation of a system for classifying clinical risk and organizing patient flows at emergency rooms in public hospitals and/or hospitals that serve the National Health System (SUS). In 2016, six healthcare units in Campinas were served, for investment of R$980,000, which was financed by Social Subcredit facility of the BNDES; (x) Community Library Project - works to democratize access to literature and contribute to the effectiveness of Federal Law 12,244/10, which determines that by 2020 all education institutions in Brazil must have a library. In 2016, the implementation of three libraries in Marília, Bebedouro and Campinas in São Paulo state was begun. The investment amounted to R$140,000, which was financed by the Social Subcredit facility of the BNDES; and (xi) Electrician School - works to train a group of skilled electricians and to mitigate the risks of a labor blackout. It also constitutes a social investment, since it offers free training to people in the job market, while also training future employees before hiring them. As of 2016, we had trained 215 new electricians, of whom 143 were hired.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Environmental management: (i) CPFL Energia’s greenhouse gas emissions inventory was awarded a gold medal by the Brazilian GHG Protocol Program and all information regarding inventories is available in the website: http://registropublicodeemissoes.com.br/participantes/1077; (ii) for the fifth straight year, the company’s stock was selected as a component of the Dow Jones Sustainability Emerging Markets Index. CPFL Energia stock was also selected, for the 12th straight year, as a component of the Corporate Sustainability Index (ISE) of the BM&FBovespa for 2017; and (iii) each company in the Group developed projects to mitigate the social and environmental impacts of its projects, with the following highlights:

Energy generation - Foz do Chapecó HEP – (i) In the 2015/2016 reproductive cycle, 547,850 curimbatá fry were released into the Uruguay River to replenish the population. The fry were raised at the Águas de Chapecó Fish Farming Station through a partnership between the company and the Goio-En Institute; (ii) the seedling nursery at the Bioplant expanded its capacity from 30,000 to 70,000 seedlings, which supported an increase in the distribution of seedlings of high-quality genetics for the rural producers benefitting from the project, which works to boost income generation and improve the quality of life of the populations affected by the plant's construction; (iii) based on an audit conducted in October 2016, the certification company BSI recommended the renewal of the certifications for the Integrated Management System of FCE (ISO 9001, ISO 14001 and OHSAS 18001); Ceran maintains an Integrated Management System at the company’s headquarters and at its plants (Monte Claro, Castro Alves and 14 de Julho). The System meets the requirements of the standards ISO 9001:2008, ISO 14001:2004 and OHSAS 18001:2007, and its certificates are valid through January 2018; HEP Campos Novos (Enercan) - (i) In 2016, ENERCAN supported various initiatives to support the region’s cultural, social, environmental and economic development by sponsoring 55 projects in the region of the Campos Novos Hydroelectric Powerplant, with total investment of R$2.8 million, considering both funds allocated under incentive laws and corporate funds; (ii) For the fifth straight year, ENERCAN organized the Conservation Project for Permanent Preservation Areas (PPA) in partnership with residents along the reservoir of the Campos Novos HEP, awarding the five best initiatives. The program’s good results led the company to win the 2016 Fritz Müller Award, which is considered the most important environmental award in the state of Santa Catarina; (iii) ENERCAN, in partnership with the Santa Catarina State Agricultural Research Agency (Epagri), the National Rural Learning Service (SENAR) and state agriculture departments, supported fruit and fish farming projects to contribute to the development of the local economy and provide an alternative source of income for the region’s farmers. In addition to financial support from ENERCAN, participants receive free courses on cooperativism, associativism, rural property management, entrepreneurship, as well as training on specific skills such as production and management techniques; Barra Grande HEP (BAESA) – (i) in 2015, the Social and Environmental Responsibility Program supported various projects in municipalities within the area of influence of the Barra Grande HEP. Focusing on income generation, the environment, culture, sports, public safety and social development, the projects received funds from the company, shareholders and local partners; (ii) implementation of the fifth edition of the Program to Encourage Conservation of the Permanent Preservation Area of the reservoir, which recognizes actions by local residents to preserve vegetation. In 2016, ten residents received awards in a ceremony held during the 8th BAESA Sustainability Week, an annual event to showcase the social and environmental projects implemented in municipalities within the area of influence of the Barra Grande HEP; iii) BAESA, in partnership with the Municipal Government of Pinhal da Serra and the National Historical and Artistic Heritage Institute (IPHAN), inaugurated the Pinhal da Serra Archaeologic Park located in Linha São Jorge. The Park features archaeologic artifacts gathered before, during and after the implementation of the Barra Grande HEP, and reveals some of the history of the region’s former inhabitants, who occupied the site some 700 years ago. (iv) Transparency and a correction to its statement of greenhouse gas emissions earned BAESA the Gold Seal from the GHG Protocol. The Gold Seal is the highest honor conferred by the program and attests to the transparency of the information provided in BAESA's 2015 Inventory.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Energy distribution – (i) continuation of the Urban Road Forestry Program, with the donation of seedlings to municipal governments in São Paulo state; (ii) its Advanced Stations are regularly assessed for environmental risks and legal requirements, and a ranking system and an action plan for improvements were developed; (iii) for environmental emergencies, distributors hold agreements with a specialized company as well as environmental insurance. For minor incidents, the Advanced Stations and vehicles equipped with hydraulic devices carry environmental emergency kits for immediate use; (iii) CPFL Paulista, RGE and CPFL Santa Cruz, in partnership with the municipal governments of seven cities in their concession areas, launched the Forestry + Safety Project, an initiative that works to revitalize urban forestry by replacing trees that pose risks to residents and to the power grid with species that require less pruning and coexist better with the grid.

9.       Independent Auditors

Deloitte Touche Tohmatsu Auditores Independentes (Deloitte) was hired by CPFL Energia to provide external audit services for the Company’s financial statements. In accordance with CVM Instruction 381/03, we inform that Deloitte provided, in 2016, services not related to audit, whose fees were more than 5% of all fees received for this service.

In the fiscal year ended December 31, 2016, apart from the audit of financial statements and review of interim information, Deloitte provided the following audit services:

The hiring of independent auditors, in accordance with the Bylaws, is recommended by the Fiscal Council, and the Board of Directors deliberates on the selection or removal of independent auditors.

The Management of CPFL Energia declares that all the services were provided strictly in accordance with the standards that deal with the independence of independent auditors in audit work and did not represent situations that could affect the independence and objectivity required by Deloitte to carry out external audit services.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

10.  Acknowledgements

The Management of CPFL Energia thanks its shareholders, customers, suppliers and communities in the areas of operations of its subsidiaries for their trust in the Company in 2016. It also thanks, in a special way, its employees for their competence and dedication in meeting the objectives and targets set.

The Management

For more information on the performance of this and other companies of the CPFL Energia Group, visit www.cpfl.com.br/ir.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Notes to Financial Statements

CPFL ENERGIA S.A.
Statements of financial position at December 31, 2016 and 2015
(in thousands of Brazilian reais - R$)

		Parent company		Consolidated
ASSETS	Note	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015

CURRENT ASSETS
Cash and cash equivalents	5	64,973	424,192	6,164,997	5,682,802
Consumers, concessionaires and licensees	6	-	-	3,765,893	3,174,918
Dividends and interest on capital	13	642,978	1,227,590	73,328	91,392
Securities		-	-	449	23,633
Taxes recoverable	7	82,836	72,885	403,848	475,211
Derivatives	35	-	70,153	163,241	627,493
Sector financial asset	8	-	-	-	1,464,019
Leases		-	-	19,281	12,883
Concession financial asset	11	-	-	10,700	9,630
Other receivables	12	229	942	777,451	946,670
TOTAL CURRENT ASSETS		791,016	1,795,763	11,379,187	12,508,652

NONCURRENT ASSETS
Consumers, concessionaires and licensees	6	-	-	203,185	128,946
Associates, subsidiaries and parent company	32	52,582	2,814	47,631	84,265
Escrow Deposits	22	710	630	550,072	1,227,527
Securities		-	-	62	-
Taxes recoverable	7	-	-	198,286	167,159
Sector financial assets	8	-	-	-	489,945
Derivatives	35	-	-	641,357	1,651,260
Deferred tax assets	9	171,073	140,389	922,858	334,886
Advance for future capital increase	13	-	52,680	-	-
Leases	10	-	-	50,541	34,504
Concession financial asset	11	-	-	5,363,144	3,597,474
Investments at cost		-	-	116,654	116,654
Other receivables	12	26,261	14,919	715,650	560,014
Investments	13	7,866,100	6,940,036	1,493,753	1,247,631
Property, plant and equipment	14	1,199	1,215	9,712,998	9,173,217
Intangible assets	15	24	24	10,775,613	9,210,338
TOTAL NONCURRENT ASSETS		8,117,948	7,152,706	30,791,805	28,023,819

TOTAL ASSETS		8,908,964	8,948,469	42,170,992	40,532,471

The accompanying notes are an integral part of these financial statements.

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Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CPFL Energia S.A.
Statements of financial position at December 31, 2016 and 2015
(in thousand of Brazilian reais - R$)

	Note	Parent Company		Consolidated
LIABILITIES AND EQUITY		December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

CURRENT LIABILITIES
Trade payables	16	3,760	1,157	2,728,130	3,161,210
Interest on debts	17	-	38,057	129,364	118,267
Interest on debentures	18	15,334	-	305,180	232,227
Borrowings	17	-	935,196	1,746,284	2,831,654
Debentures	18	-	-	1,242,095	458,165
Private pension plan	19	-	-	33,209	802
Regulatory charges	20	-	-	366,078	852,017
Taxes, fees and contributions	21	454	747	681,544	653,342
Dividend	25	218,630	212,531	232,851	221,855
Estimated payroll		-	-	131,707	79,924
Derivatives	35	-	981	6,055	981
Sector financial liability	8	-	-	597,515	-
Use of public asset	23	-	-	10,857	9,457
Other payables	24	17,577	18,041	807,623	904,971
TOTAL CURRENT LIABILITIES		255,755	1,206,708	9,018,492	9,524,873

NONCURRENT LIABILITIES
Trade payables	16	-	-	129,781	633
Interest on debts	17	-	-	144,709	120,659
Interest on debentures	18	-	-	29,153	16,487
Borrowings	17	-	-	11,023,685	11,592,206
Debentures	18	612,251	-	7,423,519	6,363,552
Private pension plan	19	-	-	1,019,233	474,318
Taxes, fees and contributions	21	-	-	26,814	-
Deferred tax liabilities	9	-	-	1,324,134	1,432,594
Provision for tax, civil and labor risks	22	1,008	1,635	833,276	569,534
Derivatives	35	-	-	112,207	33,205
Sector financial liability	8	-	-	317,406	-
Use of public asset	23	-	-	86,624	83,124
Allowance for equity investment losses	13	19,302	33,969	-	-
Other payables	24	50,628	31,961	309,292	191,148
TOTAL NONCURRENT LIABILITIES		683,188	67,565	22,779,832	20,877,460

EQUITY	25
Issued capital		5,741,284	5,348,312	5,741,284	5,348,312
Capital reserves		468,014	468,082	468,014	468,082
Legal reserve		739,102	694,058	739,102	694,058
Statutory reserve - concession financial asset		702,928	585,451	702,928	585,451
Statutory reserve - working capital improvement		545,505	392,972	545,505	392,972
Additional dividend proposed		7,820	-	7,820	-
Accumulated comprehensive income		(234,633)	185,321	(234,633)	185,321
		7,970,021	7,674,196	7,970,021	7,674,196
Equity attributable to noncontrolling interests		-	-	2,402,648	2,455,942
TOTAL EQUITY		7,970,021	7,674,196	10,372,668	10,130,138

TOTAL LIABILITIES AND EQUITY		8,908,964	8,948,469	42,170,992	40,532,471

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CPFL Energia S.A.
Statements of profit or loss for the years ended December 31, 2016 and 2015
(in thousand of Brazilian reais - R$, except for earnings per share)

	Note	Parent Company		Consolidated
		2016	2015	2016	2015 (Restated*)
NET OPERATING REVENUE	27	1,713	1,157	19,112,089	20,599,212
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	28	-	-	(11,200,242)	(13,311,747)
Cost of operation	29	-	-	(2,248,795)	(1,907,197)
Cost of services rendered to third parties	29	-	-	(1,357,032)	(1,049,101)

GROSS PROFIT		1,713	1,157	4,306,020	4,331,167
Operating expenses	29
Sales expenses		-	-	(547,251)	(464,583)
General and administrative expenses		(50,860)	(29,911)	(849,416)	(863,499)
Other operating expense		-	-	(386,746)	(357,653)

INCOME FROM ELECTRIC ENERGY SERVICES		(49,147)	(28,754)	2,522,608	2,645,433

Equity interests in associates and joint ventures	13	922,362	926,951	311,414	216,885
FINANCE INCOME (COSTS)	30
Finance income		70,878	74,854	1,200,503	1,143,247
Finance costs		(53,694)	(97,802)	(2,653,977)	(2,551,110)
		17,183	(22,948)	(1,453,474)	(1,407,863)
PROFIT BEFORE TAXES		890,398	875,250	1,380,547	1,454,454
Social contribution	9	(1,075)	(797)	(150,859)	(160,162)
Income tax	9	11,562	(9,513)	(350,631)	(419,015)
		10,487	(10,309)	(501,490)	(579,177)

PROFIT FOR THE YEAR		900,885	864,940	879,057	875,277

Profit attributable to the owners of the Company				900,885	864,940
Profit (loss) attributable to noncontrolling interests				(21,828)	10,337
Basic earnings per share attributable to owners of the Company (R$):	26	0.89	0.85
Diluted earnings per share attributable to owners of the Company (R$):	26	0.87	0.83

(*) Include the effects of note 2.8

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CPFL Energia S.A.
Statements of comprehensive income for the years ended December 31, 2016 and 2015
(in thousand of Brazilian reais - R$)

	Parent Company
	2016	2015
Profit for the year	900,885	864,940

Other comprehensive income
Items that will not be reclassified subsequently to profit and loss
- Equity interests in subsidiaries, associates and joint ventures	(394,175)	65,547

Total Comprehensive income for the year	506,709	930,488

	Consolidated
	2016	2015

Profit for the year	879,057	875,277

Other comprehensive income
Items that will not be reclassified subsequently to profit and loss
- Actuarial gains (losses), net of tax effects	(394,175)	65,547

Total Comprehensive income for the year	484,882	940,825
Attributable to owners of the Company	506,709	930,488
Attributable to noncontrolling interests	(21,828)	10,337

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CPFL Energia S.A.
Statements of changes in shareholders' equity for the years ended December 31, 2016 and 2015
(in thousand of Brazilian reais - R$)
			Earning reserves				Accumulated comprehensive income				Noncontrolling interests
				Statutary reserves
	Issued capital	Capital reserves	Legal reserve	Concession financial asset	Working capital improvement	Dividend	Deemed cost	Private pension plan	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2014	4,793,424	468,082	650,811	330,437	554,888	-	483,610	(337,718)	-	6,943,535	17,003	2,436,791	9,397,329

Total comprehensive income	-	-	-	-	-	-	-	65,547	864,940	930,488	-	10,337	940,825
Profit for the year	-	-	-	-	-	-	-	-	864,940	864,940	-	10,337	875,277
Other comprehensive income - actuarial gains	-	-	-	-	-	-	-	65,547	-	65,547	-	-	65,547

Internal changes of shareholders'equity	-	-	43,247	255,013	392,972	-	(26,119)	-	(665,113)	-	(1,683)	1,635	(48)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(39,574)	-	39,574	-	(2,550)	2,550	-
Tax on realization of deemed cost	-	-	-	-	-	-	13,455	-	(13,455)	-	867	(867)	-
Recognition of legal reserve	-	-	43,247	-	-	-	-	-	(43,247)	-	-	-	-
Changes in statutory reserve in the year	-	-	-	255,013	392,972	-	-	-	(647,985)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(48)	(48)

Capital transactions with owners	554,888	-	-	-	(554,888)	-	-	-	(199,826)	(199,826)	-	(8,140)	(207,966)
Capital increase	554,888	-	-	-	(554,888)	-	-	-	-	-	-	-	-
Prescribed dividend	-	-	-	-	-	-	-	-	5,597	5,597	-	-	5,597
Additional dividend approved	-	-	-	-	-	-	-	-	(205,423)	(205,423)	-	(8,147)	(213,570)
Capital increase in subsidiaries with no change in control	-	-	-	-	-	-	-	-	-	-	-	7	7

Balance at December 31, 2015	5,348,312	468,082	694,058	585,450	392,972	-	457,491	(272,170)	-	7,674,196	15,320	2,440,623	10,130,140

Total comprehensive income	-	-	-	-	-	-	-	(394,175)	900,885	506,710	-	(21,828)	484,882
Profit for the year	-	-	-	-	-	-	-	-	900,885	900,885	-	(21,828)	879,057
Other comprehensive income - actuarial losses	-	-	-	-	-	-	-	(394,175)	-	(394,175)	-	-	(394,175)

Internal changes of shareholders'equity	-	-	45,044	117,478	545,505	-	(25,778)	-	(682,249)	-	(1,748)	573	(1,176)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(39,058)	-	39,058	-	(2,649)	2,649	-
Tax on realization of deemed cost	-	-	-	-	-	-	13,280	-	(13,280)	-	901	(901)	-
Recognition of legal reserve	-	-	45,044	-	-	-	-	-	(45,044)	-	-	-	-
Changes in statutory reserve in the year	-	-	-	117,478	545,505	-	-	-	(662,983)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(1,176)	(1,176)

Capital transactions with owners	392,972	(68)	-	-	(392,972)	7,820	-	-	(218,636)	(210,884)	-	(30,292)	(241,176)
Capital increase	392,972	-	-	-	(392,972)	-	-	-	-	-	-	-	-
Prescribed dividend	-	-	-	-	-	-	-	-	3,144	3,144		-	3,144
Additional dividend proposed	-	-	-	-	-	7,820	-	-	(7,820)	-		-	-
Dividend distributed to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(30,827)	(30,827)
Dividend proposal approved	-	-	-	-	-	-	-	-	(213,960)	(213,960)	-	-	(213,960)
Capital increase in subsidiaries with no change in control	-	(68)	-	-	-	-	-	-	-	(68)	-	535	467

Balance at December 31, 2016	5,741,284	468,014	739,102	702,928	545,505	7,820	431,713	(666,346)	-	7,970,021	13,572	2,389,076	10,372,668

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CPFL Energia S/A
Statements of cash flow for the years ended December 31, 2016 and 2015
(in thousand of Brazilian reais - R$)

	Parent Company		Consolidated
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Profit before taxes	890,398	875,250	1,380,547	1,454,454
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	193	170	1,291,165	1,279,902
Provision for tax, civil and labor risks	425	1,497	228,292	258,539
Allowance for doubtful debts	-	-	176,349	126,879
Interest on debts, inflation adjustment and exchange rate changes	42,395	94,588	2,052,959	1,519,819
Pension plan expense	-	-	76,638	60,184
Equity interests in associates and joint ventures	(922,362)	(926,952)	(311,414)	(216,885)
Impairment	-	-	48,291	38,956
Loss on disposal of noncurrent assets	-	-	83,576	16,309
Deferred taxes (PIS and COFINS)	-	-	(8,579)	19,138
Others	-	-	(1,832)	(5,825)
	11,049	44,553	5,015,992	4,551,470
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	(205,828)	(1,055,143)
Dividend and interest on capital received	1,606,073	627,014	83,356	24,050
Taxes recoverable	3,261	(12,350)	128,453	(62,041)
Escrow deposits	(37)	(48)	756,171	22,827
Sector financial asset	-	-	2,494,223	(858,860)
Receivables - Eletrobras	-	-	186,052	181,141
Concession financial assets (transmission companies)	-	-	(55,134)	(44,243)
Other operating assets	(10,033)	933	265,404	(82,278)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Trade payables	2,603	366	(782,963)	787,063
Other taxes and social contributions	(1,162)	804	(63,986)	412,703
Other liabilities with private pension plan	-	-	(77,183)	(112,172)
Regulatory charges	-	-	(514,935)	808,223
Tax, civil and labor risks paid	(1,115)	(674)	(216,998)	(247,512)
Sector financial liability	-	-	288,144	(23,170)
Payables - amounts provided by the CDE	-	-	(70,907)	19,696
Other operating liabilities	18,203	(3,907)	(148,967)	107,930
CASH FLOWS PROVIDED BY OPERATIONS	1,628,842	656,691	7,080,894	4,429,684
Interest paid on debts and debentures	(45,470)	(36,858)	(1,570,985)	(1,595,649)
Income tax and social contribution paid	(27,117)	(2,172)	(875,883)	(276,061)
NET CASH FROM OPERATING ACTIVITIES	1,556,255	617,661	4,634,026	2,557,974

INVESTING ACTIVITIES
Price paid in business combination net of cash acquired	-	-	(1,496,675)	-
Capital increase in investees	-	(490,010)	-	-
Gain on sales of interest in joint ventures	-	-	-	10,454
Purchases of property, plant and equipment	(573)	(535)	(1,026,867)	(550,003)
Securities, pledges and restricted deposits	(200)	-	(125,517)	(147,914)
Purchases of intangible assets	-	(12)	(1,211,082)	(877,793)
Sale of noncurrent assets	-	-	-	10,586
Advances for future capital increases	(1,384,520)	(52,680)	-	-
Intragroup loans	(41,405)	10,845	44,922	29,776

NET CASH USED IN INVESTING ACTIVITIES	(1,426,698)	(532,392)	(3,815,219)	(1,524,894)

FINANCING ACTIVITIES
Capital increase by noncontrolling interests	-	-	467	7
Borrowings and debentures raised	609,060	829,997	3,774,355	4,532,167
Repayment of principal of borrowings and debentures	(888,408)	(1,290,000)	(4,016,693)	(4,037,685)
Repayment of derivatives	(4,711)	-	158,242	(135,309)
Repayment for business combinations	-	-	(21,234)	(61,709)
Dividend and interest on capital paid	(204,717)	(850)	(231,749)	(5,204)
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES	(488,776)	(460,853)	(336,612)	292,267
NET INCREASE IN CASH AND CASH EQUIVALENTS	(359,219)	(375,584)	482,195	1,325,347
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	424,192	799,775	5,682,802	4,357,455
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	64,973	424,192	6,164,997	5,682,802

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CPFL Energia S.A.
Statements of value added for the years ended December 31, 2016 and 2015
(in thousand of Brazilian reais - R$)

	Parent Company		Consolidated
	2016	2015	2016	2015 (Restated*)
1 - Revenues	2,461	1,821	31,664,675	34,770,704
1.1 Operating revenues	1,888	1,274	29,430,560	33,255,632
1.2 Revenue related to the construction of own assets	573	547	1,056,442	595,282
1.3 Revenue from construction of concession infrastructure	-	-	1,354,023	1,046,669
1.4 Allowance for doubtful debts	-	-	(176,349)	(126,879)

2 - (-) Inputs	(13,305)	(10,322)	(16,150,083)	(17,590,769)
2.1 Electricity purchased for resale	-	-	(12,452,018)	(14,749,957)
2.2 Material	(625)	(586)	(1,711,064)	(1,116,288)
2.3 Outsourced services	(10,420)	(7,239)	(1,352,299)	(1,122,529)
2.4 Others	(2,260)	(2,496)	(634,701)	(601,995)

3 - Gross value added (1+2)	(10,844)	(8,501)	15,514,592	17,179,935

4 - Retentions	(193)	(170)	(1,293,924)	(1,281,727)
4.1 Depreciation and amortization	(193)	(170)	(1,038,814)	(979,062)
4.2 Amortization of intangible assets of concession	-	-	(255,110)	(302,665)

5 - Net value added generated (3+4)	(11,037)	(8,670)	14,220,668	15,898,208

6 - Value Added received in transfer	998,853	1,011,013	1,609,777	1,446,645
6.1 Financial income	76,491	84,061	1,298,363	1,229,760
6.2 Interest in subsidiaries, associates and joint ventures	922,362	926,951	311,414	216,885

7 - Value Added to be distributed (5+6)	987,815	1,002,342	15,830,445	17,344,853

8 - Distribution of value added
8.1 Personnel and charges	33,168	16,939	1,073,118	905,102
8.1.1 Direct remuneration	17,914	9,963	660,138	562,082
8.1.2 Benefits	13,978	5,987	359,604	298,738
8.1.3 Government severance indemnity fund for employees - F.G.T.S	1,276	988	53,376	44,283
8.2 Taxes, fees and contributions	483	28,424	11,066,274	12,910,440
8.2.1 Federal	443	28,394	6,109,701	8,207,474
8.2.2 Estate	40	30	4,938,832	4,688,978
8.2.3 Municipal	-	-	17,742	13,988
8.3 Lenders and lessors	53,279	92,040	2,811,995	2,654,033
8.3.1 Interest	53,229	91,918	2,743,600	2,600,948
8.3.2 Rental	50	121	68,394	53,085
8.4 Interest on capital	900,885	864,940	879,057	875,278
8.4.1 Dividend (including additional proposed)	192,857	173,708	143,379	164,228
8.4.2 Retained earnings	708,027	691,232	735,678	711,050
	987,815	1,002,342	15,830,444	17,344,853

(*) Include the effects of note 2.8

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1)       OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Gomes de Carvalho, 1510 – 14th floor - Office 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and related data are not audited by the independent auditors):

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,311	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,695	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,461	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul") (a)	Publicly-held corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,320	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo and Paraná	27	209	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	7	58	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Privately-held corporation	Direct 100%	Interior of São Paulo	2	41	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	5	85	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Privately-held corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	47	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower plants (b)	1,295	688
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower plants	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydropower plant	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower plant	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower plant	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal plants	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (c)	Tocantins	1 Hydropower plant	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.60%	(d)	(d)	(d)	(d)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 small hydropower plants	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi") (f)	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD") (h)	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited liability company	Holding company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (e)	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo") (d)	Privately-held corporation	Energy transmission services	Indirect 100%

a)     RGE Sul Distribuidora de Energia S.A. (“RGE Sul”) is a publicly-held corporation engaged in providing electricity distribution services in all forms, and these activities are regulated by the Brazilian Electricity Regulatory Agency (“ANEEL”), linked to the Ministry of Mines and Energy. Additionally, RGE Sul is authorized to participate in programs that aim at other forms of energy, technology and services, including exploration of activities directly or indirectly derived from the use of assets, rights and technologies held by it. The CPFL Group took over the control of RGE Sul, formerly named AES Sul Distribuidora Gaúcha S.A., on October 31, 2016. For further details see note 13.4.1 – acquisition of AES Sul Distribuidora Gaúcha de Energia S.A.  (“AES Sul”).

b)     CPFL Geração has 51.54% of assured energy and power of the Serra da Mesa hydropower plant, whose concession is owned by Furnas. The thermoelectric plant Carioba and the hydropower plant Cariobinha are inactive while they await the position of the Ministry of Mines and Energy on the early termination of their concession and are not included in the table.

c)    Paulista Lajeado has a 7% share in the installed power of Investco S.A. (5.94% interest in total capital).

d)    CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At December 31, 2016, CPFL Renováveis had a portfolio of 126 projects with installed capacity of 2,904.1 MW (2,054.3 MW in operation), as follows:

•       Hydropower generation: 47 SHP’s (555.3 MW) with 39 SHPs in operation (423 MW) and 8 SHPs under development (132.3 MW);

•       Wind power generation: 70 projects (1,977.7 MW) with 43 projects in operation (1,260.2 MW) and 27 projects under construction/development (717.5 MW);

•       Biomass power generation: 8 plants in operation (370 MW);

•       Solar power generation: 1 solar plant in operation (1.1 MW).

e)     The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(2)       PRESENTATION OF THE FINANCIAL STATEMENTS

2.1  Basis of presentation

The individual (Parent Company) and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS,  issued by the International Accounting Standard Board – IASB, and accounting practices adopted in Brazil.

Accounting practices adopted in Brazil encompass those included in Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM).

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

Management states that all material information of the financial statements is disclosed and corresponds to what is used in the Company's management.

The financial statements were approved by Management and authorized for issue on March 13, 2017.

2.2  Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following items recorded in the statements of income: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 35 – Financial Instruments.

2.3  Use of estimates and judgments

The preparation of financial statements requires the Company’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Company’s management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 9 – Deferred tax assets and liabilities;

•         Note 11 – Concession financial asset;

•         Note 14 – Property, plant and equipment and impairment;

•         Note 15 – Intangible assets and impairment;

•         Note 19 – Private pension plan;

•         Note 22 – Provision for tax, civil and labor risks and escrow deposits;

•         Note 27 – Net operating revenue; and

•         Note 35 – Financial instruments.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

2.4  Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after sum-up of the amounts.  Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5  Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Directors of Company use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets, see note 31 for further details.

2.6  Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At December 31, 2016 and 2015, the noncontrolling interests recognized in the financial statements refer to the interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7  Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory in accordance with IFRS.

2.8  Restatements of the 2015 financial statements

After the review of their accounting practices, the Company and its electricity distribution subsidiaries, for a better presentation of their operating and financial performance, concluded that the adjustment of the expected cash flow of the indemnifiable concession financial asset of each distribution company, originally presented in the line item of finance income, within finance income (costs), should be more properly classified in the group of operating income, together with the other income related to their core activity. This allocation reflects more accurately the electricity distribution business model and allows a better presentation regarding its performance. This conclusion is based on the fact that:

i.	Investing in infrastructure is an essential activity of the electricity distribution business whose management model is to construct, maintain and operate this infrastructure;
ii.	Most players in distribution activity, as well as Transmission companies, have already adopted such classification, which improves comparability of financial statements among industry companies;
iii.

Increase of inflation rates observed over the past few years has contributed to the rise of Concession Financial Asset’s carrying amount, which has contributed for the increasing relevance of such income in company’s consolidated income statement.

According to the guidance in CPC 23 / IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiaries changed their accounting policy previously adopted to an accounting policy that better reflects the business performance of the Company and its subsidiaries (for the reasons mentioned above) and, therefore, made the retrospective reclassifications in their statements of profit or loss and value added, originally issued on March 7, 2016.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

The reclassifications made do not change the total assets, equity and profit for the year, or the statement of cash flows for the year.

The statements of profit or loss and value added for the year, for comparability purposes, are presented as follows:

•         Statements of profit or loss

	Consolidated
	2015	Reclassifications	2015 (Restated)

Net operating revenue	20,205,869	393,343	20,599,212
Cost of electric energy services
Cost of electric energy	(13,311,747)		(13,311,747)
Cost of operation	(1,907,197)		(1,907,197)
Cost of services rendered to third parties	(1,049,101)		(1,049,101)
Gross profit	3,937,825	393,343	4,331,168

Operating expenses
Selling expenses	(464,583)		(464,583)
General and administrative expenses	(863,499)		(863,499)
Other operating expenses	(357,653)		(357,653)
Income from electric energy services	2,252,090	393,343	2,645,433

Equity interests in associates and joint ventures	216,885	-	216,885

Finance income (costs)
Finance income	1,558,047	(414,800)	1,143,247
Finance costs	(2,572,567)	21,457	(2,551,110)
	(1,014,520)	(393,343)	(1,407,863)

Profit before taxes	1,454,454	-	1,454,454

Social contribution	(160,162)		(160,162)
Income tax	(419,015)		(419,015)
	(579,177)	-	(579,177)

Profit for the year	875,277	-	875,277

•         Statements of value added

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Consolidated
	2015	Reclassifications	2015 (Restated)

1 - Revenues	34,377,361	393,343	34,770,704
1.1 Operating revenues	32,862,289	393,343	33,255,632
1.2 Revenue related to the construction of own assets	595,282		595,282
1.3 Revenue from construction of concession infrastructure	1,046,669		1,046,669
1.4 Allowance for doubtful debts	(126,879)		(126,879)

2 - (-) Inputs	(17,590,769)	-	(17,590,769)
2.1 Electricity purchased for resale	(14,749,957)		(14,749,957)
2.2 Material	(1,116,288)		(1,116,288)
2.3 Outsourced services	(1,122,529)		(1,122,529)
2.4 Others	(601,995)		(601,995)

3 - Gross value added (1+2)	16,786,592	393,343	17,179,935

4 - Retentions	(1,281,727)	-	(1,281,727)
4.1 Depreciation and amortization	(979,062)		(979,062)
4.2 Amortization of intangible assets of concession	(302,665)		(302,665)

5 - Net value added generated (3+4)	15,504,865	393,343	15,898,208

6 - Value added received in transfer	1,861,445	(414,800)	1,446,645
6.1 Financial income	1,644,560	(414,800)	1,229,760
6.2 Interest in subsidiaries, associates and joint ventures	216,885		216,885

7 - Value added to be distributed (5+6)	17,366,310	(21,457)	17,344,853

8 - Distribution of value added
8.1 Personnel and charges	905,102	-	905,102
8.2 Taxes, fees and contributions	12,910,440	-	12,910,440
8.3 Lenders and lessors	2,675,490	(21,457)	2,654,033
8.3.1 Interest	2,622,405	(21,457)	2,600,948
8.3.2 Rental	53,085	-	53,085
8.4 Interest on capital	875,278	-	875,278
	17,366,310	(21,457)	17,344,853

(3)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing the Company’s individual and consolidated financial statements are set out below. These policies have been consistently applied to all periods presented.

3.1  Concession agreements

ICPC 01 (R1) and IFRIC 12 – Service Concession Arrangements establish general guidelines for the recognition and measurement of obligations and rights related to concession agreements and apply to situations in which the granting authority controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

When these definitions are met, the infrastructure of distribution concessionaires is segregated at the time of construction in accordance with the CPC and IFRS requirements, so that the following are recognized in the financial statements (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession.

The concession financial asset is measured based on its fair value, determined in accordance with the remuneration base for the concession assets, pursuant to the legislation in force established by the regulatory authority (ANEEL), and takes into consideration changes in the estimated cash flow, mainly based on factors such as new replacement price, and adjustment for IPCA (Extended Consumer Price Index) to the subsidiaries of the distribution segment. The financial asset is classified as available-for-sale, with the corresponding cash flow changes entry in an operating income/expense account in the statement of profit or loss for the year (notes 2.8 and 4).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

The remaining amount is recognized as intangible asset and relates to the right to charge consumers for electric energy distribution services, and is amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Services related to the construction of infrastructure are recognized in accordance with CPC 17 (R1) and IAS 11 – Construction Contracts, against a financial asset corresponding to the amount subject to right to receive cash (indemnity). Residual amounts classified as intangible assets are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the economic benefits.

Considering that (i) the tariff model that does not provide for a profit margin for the infrastructure construction services, (ii) the way in which the subsidiaries manage the constructions by using a high level of outsourcing, and (iii) the fact that there is no provision for profit margin on construction in the Company‘s business plans, Management is of the opinion that the margins on this operation are irrelevant, and therefore no mark-up to the cost is considered in revenue. The construction revenues and costs are therefore presented in the statement of profit or loss for the year in the same amounts.

3.2  Financial instruments

-         Financial assets

Financial assets are recognized initially on the date that they are originated or on the trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

(i)     Fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management and investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

(ii)    Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

(iii)   Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

(iv)   Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified into any of the previous categories. Subsequent to initial recognition, interest calculated using the effective interest method is recognized in the statement of profit or loss as part of the operating revenue for changes in the expectation of cash flow for the concession financial assets from the distribution subsidiaries, while changes in fair value are recognized in other comprehensive income. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

-         Financial liabilities

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

(i)     Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to match the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are measured at fair value and any changes in fair value are subsequently recognized in profit or loss.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(ii)    Other financial liabilities (not measured at fair value through profit or loss): these are other financial liabilities not classified into the previous category. They are measured initially at fair value net of any cost attributable to the transaction and subsequently measured at amortized cost using the effective interest rate method.

The Company recognizes financial guarantees when these are granted to non-controlled entities or when the financial guarantee is granted at a percentage higher than the Company's interest to cover commitments of joint ventures. Such guarantees are initially measured at fair value, by recognizing (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against finance income simultaneously and in proportion to amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, guarantees are measured periodically at the higher of the amount determined in accordance with CPC 25 and IAS 37 and the amount initially recognized less accumulated amortization.

Financial assets and liabilities are offset and presented at their net amount when there is a legal right to offset the amounts and the intent to realize the asset and settle the liability simultaneously.

The classifications of financial instruments (assets and liabilities) are described in Note 35.

- Issued Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

3.3  Leases

At the inception of an agreement, one shall determine whether such agreement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the agreement is dependent on the use of that specified asset. An agreement conveys the right to use the asset if the agreement conveys to the lessee the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are retained by the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenues in profit or loss on a straight-line basis, over the term of the lease.

Leases that involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the commencement of the lease against a liability measured at the lower of the leased asset’s fair value and the present value of the minimum future lease payments. Property, plant and equipment are depreciated over the shorter of the estimated useful life of the asset or the lease term.

For finance leases in which the Company or its subsidiaries act as lessors, receivables from lessees are initially recognized based on the fair value of the leased asset, against the income from electric energy services.

In both cases, the finance income/cost related to the financing component in the contract is recognized in the statement of profit or loss over the term of the lease agreement so as to produce an effective interest rate on the remaining balance of the investment/liability.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

3.4  Property, plant and equipment

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by Management, the cost of dismantling the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic benefits for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the Granting Authority.

Gains and losses on disposal/write-off of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net within other operating income/expenses.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of the ANEEL. The ANEEL, through Resolution No. 20 of February 3, 1999, amended by Normative Resolution No. 691 of December 8, 2015, releases Public Electric Energy Utility concessionaires from prior authorization for release of assets of no use to the concession, but determines that the proceeds from the disposal be deposited in a restricted bank account for use in the concession.

3.5   Intangible assets

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured based on the difference between the fair value of the consideration transferred for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives, if any, are not subject to amortization and are tested annually for impairment.

Negative goodwill is recognized as a gain in the statement of profit or loss in the year of the business acquisition.

In the individual financial statements, fair value adjustments (value added) of net assets acquired in business combinations are included in the carrying amount of the investment and the amortization is classified in the individual statement of income as “equity interest in associates and joint ventures” in accordance with ICPC 09 (R2). In the consolidated financial statements, the amount is stated as intangible asset and its amortization is classified in the consolidated statement of profit and loss as “amortization of concession intangible asset” in other operating expense.

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

(i)   Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Until December 31, 2015, such amounts were amortized over the remaining period of the concessions, on a straight-line basis or based on the profit curves projected for the concessionaires, as applicable. Effective January 1, 2016, in compliance with the amendments to IAS 16/CPC 27 and to IAS 38/CPC 04 (R1), the Company adopted prospectively, for all cases, the straight-line amortization method over the remaining concession period. Accordingly, for 2016, the expense relating to the amortization of the concession intangible asset decreased by R$ 24,627.

(ii)  Investments in infrastructure (application of ICPC01 (R1) and IFRIC 12 – Service Concession Arrangements): under the electric energy distribution concession agreements with the subsidiaries, the recognized intangible asset corresponds to the concessionaires' right to charge the consumers for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the expected economic benefits. For further information, see note 3.1.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Items comprised in the infrastructure are directly tied to the Company’s electric energy distribution operation and cannot be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of the ANEEL. The ANEEL, through Resolution No. 20 of February 3, 1999, amended by Normative Resolution No. 691 of December 8, 2015, releases Public Electric Energy Utility concessionaires from prior authorization for release of assets of no use to the concession, but determines that the proceeds from the disposal be deposited in a restricted bank account for use in the concession.

(iii) Use of public asset: certain generation concessions were granted with the condition of payments to the federal government for use of public asset. On the signing date of the respective agreements, the Company’s subsidiaries recognized intangible assets and the corresponding liabilities, at present value. The intangible assets, capitalized by interest incurred on the obligation until the start-up date, are amortized on a straight-line basis over the remaining period of each concession.

3.6  Impairment

-         Financial assets

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired. Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity securities for both specific asset and at a collective level for all significant securities. Receivables and held-to-maturity securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for Management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historical trends.

An impairment loss of a financial asset is recognized as follows:

(i)   Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and shown in an allowance account against receivables. When a subsequent event indicates that the amount of impairment loss has decreased, this reduction is reversed as a credit through profit or loss.

(ii)  Available-for-sale: as the difference between the acquisition cost, net of any reimbursement and principal repayment and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit or loss.

In the case of financial assets carried at amortized cost and/or debt instruments classified as available-for-sale, if an increase (gain) is identified in subsequent periods, the impairment loss is reversed through profit or loss. However, any subsequent recovery in the fair value of an impaired equity instrument classified as available-for-sale is recognized in other comprehensive income.

-         Non-financial assets

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually for impairment to assess whether the asset's carrying amount does not exceed its recoverable amount. Other assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of (i) its fair value less costs to sell or (ii) its value in use.

For impairment tests purposes, Management adopts the asset's value in use. In such cases, the assets (e.g. goodwill, concession intangible asset) are segregated and grouped together at the lowest level that generates identifiable cash inflows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill impairment, which cannot be reversed in the subsequent period, impairment losses are reassessed annually for any possibility of reversals.

3.7  Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. When applicable, provisions are determined by discounting the expected future cash outflows at a rate that reflects current market assessment and the risks specific to the liability.

3.8  Employee benefits

Certain subsidiaries have post-employment benefits and pension plans, recognized under the accrual method in accordance with CPC 33 (R1) / IAS 19 (as revised 2011) “Employee benefits”, and are regarded as Sponsors of these plans. Although the plans have particularities, they have the following characteristics:

(i)     Defined contribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of the plan. The obligations are recognized as an expense in the statement of profit or loss in the periods during which the services are rendered.

(ii)    Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets as of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, using the projected unit credit method. Actuarial gains and losses are recognized in other comprehensive income when they occur. Net interest (income or expense) is calculated by applying the discount rate at the beginning of the period to the net amount of the defined benefit asset or liability. When applicable, the cost of past services is recognized immediately in profit or loss.

If the plan records a surplus and it becomes necessary to recognize an asset, the recognition is limited to the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9    Dividend and Interest on capital

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of profit adjusted in accordance with the Company´s bylaws. In conformity with Brazilian and international accounting standards, CPC 24, IAS 10 and ICPC 08 (R1) a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. According to Law 6.404/76, the amounts paid out to shareholders in excess of the mandatory minimum dividend, will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the present obligation criteria at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring an interim dividend and interest on capital determined in a half-yearly statement of income. An interim dividend and interest on capital declared at the base date of June 30, if any, is only recognized as a liability in the Company's financial statement after the date of the Board of Directors’ decision.

Interest on capital is treated in the same way as dividend and is also stated in changes in equity. Withholding income tax on interest on capital is debited against equity when proposed by Management, as it fulfills the obligation criteria at that time.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

3.10 Revenue recognition

The operating revenue in the normal course of the subsidiaries’ activities is measured at the fair value of the consideration received or receivable. The operating revenue is recognized when there is convincing evidence that all significant risks and rewards were transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs can be reliably measured, and the amount of the operating revenue can be reliably measured.

The revenue from electric energy distribution is recognized when the energy is supplied. The energy distribution subsidiaries perform the reading of their customers based on a reading routine (calendar and reading route) and invoice monthly the consumption of MWh based on the reading performed for each consumer. As a result, part of the energy distributed during the month is not billed at the end of the month and, consequently, an estimate is developed by Management and recorded as “Unbilled”. This unbilled revenue estimate is calculated using as a base the total volume of energy of each distributor made available in the month and the annualized rate of technical and commercial losses. The revenue from energy generation sales is recognized based on the assured energy and at tariffs specified in the terms of the supply contracts or the current market price, as appropriate. The revenue from energy commercialization is recognized based on bilateral contracts with market agents and properly registered with the Electric Energy Commercialization Chamber – CCEE. No single consumer accounts for 10% or more of the Company’s total revenue.

The revenue from services provided is recognized when the service is provided, under a service agreement between the parties.

The revenue from construction contracts is recognized based on the percentage of completion method, and losses, if any, are recognized the statement of profit or loss as incurred.

3.11 Income tax and social contribution

Income tax and social contribution expenses are calculated and recognized in accordance with the legislation in force and comprise current and deferred taxes. Income tax and social contribution are recognized in the statement of profit or loss except to the extent that they relate to items recognized directly in equity or other comprehensive income, when the net amounts of these tax effects are already recognized, and those arising from the initial recognition in business combinations.

Current taxes are the expected taxes payable or receivable/recoverable on the taxable profit or loss. Deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes and for tax loss carryforwards.

The Company and certain subsidiaries recognize in their financial statements the effects of tax loss carryforwards and temporarily nondeductible differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits relating to the benefit of merged goodwill, which are amortized on a straight-line basis over the remaining period of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each annual reporting date and are reduced to the extent that it is no longer probable that the related taxes benefit will be realized.

3.12 Earnings per share

Basic earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders, adjusted by the effects of instruments that potentially would have impacted the profit or loss for the year by the weighted average of the number of shares outstanding, adjusted by the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 / IAS 33.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

3.13 Government grants – CDE

Government grants are only recognized when it is reasonably certain that these amounts will be received by the Company and its subsidiaries. They are recognized in profit or loss for the periods in which the Company recognizes as income the discounts granted in relation to the low-income subsidy and other tariff discounts.

The subsidies received through funds from the Energy Development Account - CDE (notes 27 and 28) have the main purpose of offsetting discounts granted and expenses already incurred in order to provide immediate financial support to the distribution companies, in accordance with CPC 07 / IAS 20.

3.14 Sector financial asset and liability

According to the tariff pricing mechanism applicable to the distribution companies, the energy tariffs should be set at a price level (price cap) that ensures the economic and financial equilibrium of the concession. Therefore, the concessionaires and licensees are authorized to charge from their consumers (after review and ratification by ANEEL) for: (i) the annual tariff increase; and (ii) every four or five years, according to each concession agreement, the periodic review for purposes of reconciliation of part of Parcel B (controllable costs) and adjustment of Parcel A (non-controllable costs).

The distributors' revenue is mainly comprised of the sale of electric energy and for the delivery (transmission) of the electric energy via the distribution infrastructure (network). The distribution concessionaires' revenue is affected by the volume of energy delivered and the tariff. The electric energy tariff is comprised of two parcels which reflect a breakdown of the revenue:

•       Parcel A (non-controllable costs): this parcel should be neutral in relation to the entity's performance, i.e., the costs incurred by the distributors, classifiable as Parcel A, is fully passed through the consumer or borne by the Granting Authority; and

•       Parcel B (controllable costs): comprised of capital expenditure on investments in infrastructure, operational costs and maintenance and remuneration to the providers of capital. It is this parcel that actually affects the entity's performance, since it has no guarantee of tariff neutrality and thus involves an intrinsic business risk.

This tariff pricing mechanism can cause temporal differences arising from the difference between the budgeted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect. This difference constitutes a right of the concessionaire to receive cash when the budgeted costs included in the tariff are lower than those actually incurred, or an obligation to pay if the budgeted costs are higher than those actually incurred.

3.15 Business combination

Business combinations are accounted for by applying the acquisition method. The consideration transferred in a business combination is measured at fair value, calculated as the sum of the fair values of the assets transferred by the acquirer, the liabilities incurred at the acquisition date to the former owner of the acquiree and the equity interests issued by the Company and subsidiaries in exchange for control of the acquiree. Costs related to the acquisition are generally recognized in profit or loss, when incurred.

At the acquisition date, other liabilities are recognized at fair value, except for: (i) deferred taxes, (ii) employee benefits, and (iii) equity instruments.

The noncontrolling interests are initially measured either at fair value or at the noncontrolling interests’ proportionate share of the acquiree’s identifiable net assets. The measurement method is chosen on a transaction-by-transaction basis.

The excess of the consideration transferred over the fair value of the identifiable assets (including the concession intangible asset) and net liabilities assumed at the acquisition date are recognized as goodwill. In the event that the fair value of the identifiable assets and net liabilities assumed exceeds the consideration transferred, a bargain purchase is identified and the gain is recognized in the statement of profit or loss at the acquisition date.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

3.16 Basis of consolidation

(i)     Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any noncontrolling interest in the acquiree, less the recognized fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date.

(ii)    Subsidiaries and joint ventures

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Joint ventures are accounted for using the equity method of accounting from the moment joint control is established.

The accounting policies of subsidiaries and joint ventures taken into consideration for purposes of consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

In the individual (parent company) financial statements, the financial information on subsidiaries and joint ventures, as well as on associates, is accounted for under the equity method. In the consolidated financial statements, the information on joint ventures and associates, companies in which the Company has significant influence, is accounted for under the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for the subsidiaries. Prior to consolidation into the Company's financial statements, the financial statements of subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração, CPFL ESCO and CPFL Renováveis are fully consolidated into those of their subsidiaries.

Intragroup balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the CPFL Energia interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to noncontrolling interests is stated in equity and in the statements of profit or loss and comprehensive income in each period presented.

The balances of joint ventures, as well as the Company’s interest in each of them are described in note 13.5.

(iii)   Acquisition of noncontrolling interests

Accounted for as transaction among shareholders. Consequently, no gain or goodwill is recognized as a result of such transaction.

3.17 New standards and interpretations issued and adopted

A number of IASB and CPC standards were issued or revised and are mandatory for accounting periods beginning on January 1, 2016:

a)   IFRS 14 - Regulatory deferral accounts

IFRS 14 establishes that rate-regulated entities may continue to recognize regulatory deferral accounts only in connection with their first-time adoption of IFRS, allowing first-time adopters to continue to apply their previous GAAP accounting policies to regulatory assets and liabilities.

Considering that the Company and its subsidiaries are not first-time adopters of IFRS, IFRS 14 was not applicable to the Group.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

b)   Amendments to IFRS 11 / CPC 19 (R2) - Accounting for acquisition of an interest in a joint operation

The amendments to IFRS 11 / CPC 19 (R2) / provide instructions for accounting for an interest in a joint operation that constitute a "business" under the definition established in IFRS 3 / CPC 15 (R1) – Business combinations.

The amendments established the relevant principles for accounting for a business combination in respect of testing for impairment of an asset to which the goodwill arising from acquisition of the business combination has been allocated. The same requirements should be applied in setting up a joint arrangement if, and only if, a business that existed previously benefits from the joint arrangement in the case of one of the participating parties. A business combination is also required to disclose the relevant information required by IFRS 3 / CPC 15 (R1) and the other business combination standards.

The application of the amendments to IFRS 11 / CPC 19 (R2) did not have material impacts on the Company’s consolidated financial statements for the year ended December 31, 2016 since there were no acquisitions of joint operations during the year. Should such transactions occur, there may be impacts on the consolidated financial statements in future periods.

c)   Amendments to IAS 16 / CPC 27 and IAS 38 / CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization

The amendments to IAS 16 / CPC 27 prohibit the use of the revenue based depreciation method for property, plant and equipment items. The amendments to IAS 38 / CPC 04 (R1) introduced the rebuttable presumption that revenue is an inappropriate basis for amortizing an intangible asset. Such presumption can be rebuttable only in the two conditions set out:

(i) when the intangible asset is expressed as a measure of revenue; or

(ii) when it can be demonstrated that revenue and the economic benefits of the intangible asset are highly correlated.

With the beginning of the effective period of the amendments, the Company started adopting prospectively the straight-line amortization method for the concession intangible asset, over the remaining concession period. This amendment resulted in an understatement of the amortization expense by R$ 24,627 in 2016.

d)   Amendments to IAS 1 / CPC 26 – Disclosure initiative

The amendments to IAS 1/CPC 26 provide guidance on the application of the materiality in practice. These amendments were applied and there was no impact on the disclosures or amounts recognized in the consolidated financial statements for the year ended December 31, 2016.

e)   Amendments to IAS 27 – Equity Method in Separate Financial Statements.

The amendments deal with the permitted methods to account for investments in subsidiaries, joint ventures and associates in separate financial statements. Considering that the Company does not prepare consolidated financial statements, the application of the amendments to IAS 27 did not have impacts on its financial statements for the year ended December 31, 2016.

f)    Amendments to IFRS 10 / and IAS 28 – Sale or Contribution of Assets between an Investor and its associate or joint venture.

The amendments deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, gains and losses resulting from loss of control of a subsidiary that does not represent a business in a transaction with an associate or joint venture that is accounted for using the equity method are recognized in the parent company's profit or loss only proportionally to the “unrelated investor’s” interest in this associate or joint venture. Similarly, gains and losses resulting from revaluation of investments retained in some former subsidiary (that has become an associate or joint venture accounted for using the equity method) at fair value are recognized in the profit or loss of the former parent company proportionally to the "unrelated investor’s"' interest in the new associate or joint venture.

These amendments were applied and there was no impact on the disclosures or amounts recognized in the consolidated financial statements for the year ended December 31, 2016, since there were no sales or contributions of assets between the Company and its subsidiaries, associates and joint ventures during the year. Should such transactions occur, there may be impacts on the consolidated financial statements in future periods.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

g)   Amendments to IFRS 10 / IFRS 12 / and IAS 28 – Investment Entities: Applying the Consolidation Exception.

The amendments to IFRS 10, IFRS 12 and IAS 28 bring clarifications about exemption from preparing consolidated financial statements for entities whose subsidiary is an investment entity. Considering that the Company is not an investment entity and it does not have a subsidiary, associate or joint venture that qualifies as an investment entity, the application of the amendments to IFRS 10, IFRS 12 and IAS 28 did not have material impact on its consolidated financial statements for the year ended December 31, 2016.

h)   Annual Improvements to IFRSs 2012 – 2014 Cycle

The application of the amendments did not have material impact on the disclosures and amounts recognized in the Company’s consolidated financial statements for the year ended December 31, 2016.

3.18 New standards and interpretations issued and not yet adopted:

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2016. Consequently, the Company has not adopted them:

a)     CPC 48 / IFRS 9 – Financial Instruments

CPC 48 / IFRS 9 is effective for the financial statements of an entity prepared in accordance with IFRS for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

This standard establishes new requirements for classification and measurement of financial assets and liabilities. Financial assets are classified into three categories: (i) measured at fair value through profit or loss; (ii) measured at amortized cost, based on the business model within which they are held and the characteristics of their contractual cash flows; and; (iii) measured at fair value through other comprehensive income.

With regard to financial liabilities, the main alteration in relation to the requirements already set by IAS 39 / CPC 38 requires any change in fair value of a financial liability designated at fair value through profit or loss attributable to changes in the liability's credit risk to be stated in other comprehensive income and not in the statement of profit or loss, unless such recognition results in a mismatching in the statement of profit or loss.

In relation to the impairment of financial assets, IFRS 9 / CPC 48 requires an expected credit loss model, as opposed to an incurred credit loss under IAS 39 / CPC 38. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Regarding the modifications related to hedge accounting, IFRS 9 / CPC 48 retains three types of hedge accounting mechanisms currently available in IAS 39 / CPC 38. Under IFRS 9 / CPC 48, greater flexibility has been introduced to the types of transactions that are eligible for hedge accounting, more specifically regarding the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management have also been introduced.

The Company’s distribution subsidiaries have material assets classified as “available-for-sale”, in accordance with the current requirements of IAS 39 / CPC 38. These assets represent the right to indemnity at the end of the concession period of the distribution subsidiaries. The designation of these instruments as available-for-sale occurs due to the non-classification in the other three categories described in IAS 39 / CPC 38 (loans and receivables, fair value through profit or loss and held-to-maturity). Management’s preliminary opinion is that, should these assets be classified as measured at fair value through profit or loss according to the new standard, the effects of the subsequent remeasurement of this asset would be recognized in profit or loss for the year. Thus, there will not be material impacts on the Company’s consolidated financial statements.

Moreover, as the Company and its subsidiaries do not apply hedge accounting, Management concluded that there will not be material impact on the information disclosed or amounts recorded in its consolidated financial statements as a result of the amendments to standard. As regards the changes in the calculation of impairment of financial instruments, the Company is assessing any impacts of the adoption of this standard.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

b)    CPC 47 / IFRS 15 and Clarifications to IFRS 15 - Revenue from contracts with customers

CPC 47 / IFRS 15 provides a single, straightforward model for accounting for contracts with customers, and when it comes into effect, it will supersede the current guide for revenue recognition provided in IAS 18 / CPC 30 (R1) – Revenue and IAS 11 / CPC 17 (R1) - Construction contracts and related interpretations.

The standard establishes that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a five-step model for revenue recognition: (i) Identify the contract with the customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract and (v) Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15 / CPC 47, an entity recognizes revenue when (or as) the entity satisfies a performance obligation, i.e., when the "control" over the goods and services in a certain operation is transferred to the customer, and will establish a greater level of detail in the disclosures.

The standard will be applicable for annual reporting periods beginning on or after January 1, 2018, and its early adoption is permitted. The Company is assessing the potential impacts of the adoption of this new standard and preliminarily assess that they will not be material in its consolidated financial statements.

c)     IFRS 16 – Leases

Issued on January 13, 2016, establishes, in the lessee’s view, a new form for accounting for leases currently classified as operating leases, which are now recognized similarly to leases classified as finance leases. As regards the lessors, it virtually retains the requirements of IAS 17, including only some additional disclosure aspects.

IFRS 16 is effective for annual periods beginning or on after January 1, 2019, and its early adoption is permitted as long as the entities also early adopt IFRS 15 - Revenues from contracts with customers. The Company is assessing the potential impacts of the adoption of this new standard.

d)    Amendments to IAS 12 / CPC 32 – Recognition of Deferred Tax Assets for Unrealized Losses

Issued on January 19, 2016, the amendments to IAS 12 / CPC 32 clarify the requirements of recognition of deferred tax assets for unrealized losses on debt instruments and the method for assessing the existence of probable future taxable profits for the realization of temporarily nondeductible differences, to address the diversity in practice.

The amendments to IAS 12 / CPC 32 will be applicable for annual periods beginning on or after January 1, 2017, and its early adoption is permitted. The Company’s management estimates that the application of the amendments to IAS 12 / CPC 32 tends not to cause material impacts on its consolidated financial statements.

e)     Amendments to IAS 7 / CPC 03 – Disclosure initiative

Issued on January 29, 2016, the objective of the amendments to IAS 7 / CPC 03 from the Disclosure Initiative is for the entities to provide disclosures that permit the users of the financial statements to assess the amendments as regards the responsibilities arising from financing activities.

For this, IASB requires that the following changes in liabilities arising from financing activities be disclosed: (i) changes in cash flows from financing activities; (ii) changes arising from the obtainment or loss of control of subsidiaries or other businesses; (iii) effect of exchange rate changes; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities "for which their cash flows were or will be classified in the Statements of Cash Flows as cash flows from financing activities". It also highlights that the new disclosure requirements refer similarly to changes in financial assets, if they meet the same definition. Finally, the amendments indicate that the changes in liabilities arising from financing activities should be disclosed separately from the changes in other assets and liabilities.

The amendments to IAS 7 / CPC 03 are effective for annual periods beginning on or after January 1, 2017, and its early adoption is permitted. Since the amendments were disclosed in a period of time shorter than one year before the mandatory adoption period, entities are exempt from publishing comparative information on the early adoption of the amendments. The Company’s management estimates that the application of the amendments to IAS 7 / CPC 03 will not result in changes in the classification of the amounts of the Company’s statements of cash flows for future periods with no other material impacts on its consolidated financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

f)      Amendments to IFRS 2 – Clarifications of classification and measurement of share based payment transactions

Issued on June 20, 2016, the amendments provide requirements to account for:

a)     Effects of the vesting and non-vesting conditions on the measurement of cash-settled share-based payments.

b)    Share-based payment transactions with a net settlement criterion, for tax withholding obligations; and

c)     A modification in the terms and conditions of a share-based payment that changes the classification of the cash-settled transaction to share-settled transaction.

The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, and its early adoption is permitted. The Company is assessing the potential impacts of the adoption of these amendments.

g)    Amendments to IFRS 4 – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Issued on September 12, 2016, the amendments deal with the concerns arising from the implementation of IFRS 9 – Financial Instruments before the implementation of the new standard that will supersede IFRS 4, for potential temporary volatilities on the reported results.

Since the Company does not apply the insurance pronouncement, the Company’s management estimates that the amendments to IFRS 4 will not have material impacts on its consolidated financial statements.

h)    IFRIC 22 - Foreign Currency Transactions and Advance Consideration

Issued on December 8, 2016, IFRIC 22 deals with the exchange rate to be used in transactions that involve the consideration paid or received in advance in foreign exchange transactions. The IFRIC is effective for annual periods beginning on or after January 1, 2018, and its early adoption is permitted.

The transactions in foreign currency of the Company and its subsidiaries are currently restricted to debt instruments with international financial institutions, measured at fair value, and to the acquisition of energy from Itaipu. Since assets and liabilities measured at fair value are not within the scope of the IFRIC and that there are no advance payments on transactions with Itaipu, the Company’s management estimates that IFRIC 22 will not have material impacts on its consolidated financial statements.

i)      Amendments to CPC 28 / IAS 40 – Investment Property

Issued on December 8, 2016, the amendments to IAS 40 / CPC 28 clarify the requirements relating to transfers from or to investment properties. The amendments are effective for annual periods beginning on or after January 1, 2018, and its early adoption is permitted.

The Company is assessing the potential impacts of the adoption of the amendments.

j)      Annual Improvements to IFRSs 2014 – 2016 Cycle

Every year, IASB discusses and decides on the proposed improvements to IFRS as they arise during the period. Issued on December 8, 2016, the improvements deal with the following subjects:

j.1)       Amendments to IFRS 1 - excludes from the standard some exceptions existing for application in the transition period of the entities that are new IFRS adopters.

j.2)       Amendments to IFRS 12 - clarifies the scope of the pronouncement, in respect of interest of entities in other entities that are classified as available for sale or discontinued operations in accordance with IFRS 5.

j.3)       Amendments to IAS 28 - clarifies if an entity has an option of "investment for investment" to measure the investees at fair value in accordance with IAS 28 for a risk capital organization.

Based on a preliminary assessment of the amendments, the Company's management believes that the application of these amendments should not have material impact on the disclosures or amounts recognized in its consolidated financial statements in future periods.

(4)       DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information on the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Accordingly, the Company measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for an unforced transaction for the sale of the asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants on the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values are valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available, from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 35) and also includes the debtor's credit rating.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires at the end of the concession agreement. The methodology adopted for marking these assets to fair value is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) or the General Market Price Index (“IGP-M”) as the best estimates for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)       CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Bank balances	426	311	170,884	148,224
Short-term financial investments	64,548	423,881	5,994,112	5,534,578
Overnight investment (a)	64,541	-	95,034	26,914
Bank certificates of deposit (b)	-	-	2,357,187	1,255,666
Repurchase agreements secured on debentures (b)	-	-	58,616	433,693
Investment funds (c)	6	423,881	3,483,274	3,818,305
Total	64,973	424,192	6,164,997	5,682,802

a)   Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in Bank Certificates of Deposit (CDB) and repurchase agreements secured on debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101.7% of the CDI.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, of 100.4% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(6)       CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2016 and 2015:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	Dec. 31, 2016	Dec. 31, 2015
Current
Consumer classes
Residential	423,499	429,169	79,711	932,380	793,826
Industrial	222,168	83,207	81,451	386,826	365,420
Commercial	178,567	88,230	50,314	317,111	263,259
Rural	67,575	21,850	8,019	97,444	64,257
Public administration	64,009	24,064	6,275	94,348	79,953
Public lighting	57,049	10,287	5,805	73,142	78,204
Public utilities	74,792	15,752	6,959	97,503	80,706
Billed	1,087,660	672,559	238,534	1,998,754	1,725,626
Unbilled	1,095,188	-	-	1,095,188	881,307
Financing of consumers' debts	118,357	20,792	31,834	170,982	197,035
CCEE transactions	194,177	4,619	90,964	289,761	169,561
Concessionaires and licensees	381,982	678	7,673	390,333	331,105
Other	39,974	-	-	39,974	10,770
	2,917,338	698,648	369,005	3,984,991	3,315,403
Allowance for doubtful debts				(219,098)	(140,485)
Total				3,765,893	3,174,918

Noncurrent
Financing of consumers' debts	198,875	-	-	198,875	101,585
Free energy	5,436	-	-	5,436	4,768
CCEE transactions	41,301	-	-	41,301	41,301
	245,612	-	-	245,612	147,654
Allowance for doubtful debts				(42,427)	(18,708)
Total				203,185	128,946

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public administration. Payment of some of these receivables is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful debts are recognized based on the best estimates of the subsidiaries’ Management for unsecured amounts or amounts that are not expected to be collected.

Electric Energy Commercialization Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the spot market. The noncurrent amounts mainly comprise: (i) adjustments of entries made by the CCEE in response to certain legal decisions (preliminary orders) in the accounting processes for the period from September 2000 to December 2002; and (ii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no allowance was recognized for these transactions.

Concessionaires and licensees - Refer basically to receivables for the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração, CPFL Brasil and CPFL Renováveis.

Allowance for doubtful debts

Movements in the allowance for doubtful debts are shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Consolidated
	Consumers, concessionaires and licensees	Other receivables (note 12)	Total
As of December 31, 2014	(123,171)	(15,285)	(138,456)
Allowance - reversal (recognition)	(170,131)	(1,152)	(171,283)
Recovery of revenue	44,338	67	44,405
Write-off of accrued receivables	89,770	1,930	91,700
As of December 31, 2015	(159,194)	(14,441)	(173,635)
Business combination	(70,636)	(16,187)	(86,823)
Allowance - reversal (recognition)	(258,377)	(969)	(259,347)
Recovery of revenue	82,393	605	82,998
Write-off of accrued receivables	144,289	3,000	147,289
As of December 31, 2016	(261,525)	(27,992)	(289,517)

Current	(219,098)	(27,992)	(247,090)
Noncurrent	(42,427)	-	(42,427)

(7)      TAXES RECOVERABLE

	Parent company		Consolidated
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Current
Prepayments of social contribution - CSLL	5,508	-	14,141	35,019
Prepayments of income tax - IRPJ	2,282	2,171	35,534	76,920
Withholding income tax - IRRF on interest on capital	3,126	10,776	3,642	11,150
Income tax and social contribution to be offset	45,457	42,456	94,268	100,658
Withholding income tax - IRRF	26,150	16,996	115,189	125,392
State VAT - ICMS to be offset	-	-	82,090	63,450
Social Integration Program - PIS	52	74	9,062	8,543
Contribution for Social Security Funding - COFINS	262	411	39,984	40,126
National Social Security Institute - INSS	-	-	6,374	12,660
Others	-	-	3,564	1,292
Total	82,836	72,885	403,848	475,211

Noncurrent
Social contribution to be offset - CSLL	-	-	55,498	57,439
Income tax to be offset - IRPJ	-	-	10,037	23,765
State VAT - ICMS to be offset	-	-	122,415	81,584
Social Integration Program - PIS	-	-	800	350
Contribution for Social Security Funding - COFINS	-	-	3,687	1,613
Others	-	-	5,849	2,409
Total	-	-	198,286	167,159

Withholding income tax - IRRF – Relates mainly to IRRF on financial investments.

Social contribution to be offset – CSLL – In noncurrent, it refers basically to the final unappealable favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the authorization for utilization of credit from the Federal Revenue in order to carry out its subsequent offset.

State VAT - ICMS to be offset – In noncurrent, it refers mainly to the credit recorded on purchase of assets that results in the recognition of property, plant and equipment, intangible assets and financial assets.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(8)       SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown and changes for the year in the balances of sector financial asset and liability is as follows:

	Consolidated
	As of December 31, 2015			Operating revenue		Finance income or expense	Receipt		As of December 31, 2016
	Deferred	Approved	Total	Constitution	Realization	Monetary adjustment	Tariff flag (note 27.5)	Business combination	Deferred	Approved	Total
Parcel "A"	1,490,744	519,838	2,010,582	(644,484)	(1,260,579)	28,166	(687,673)	(18,213)	(762,573)	190,369	(572,203)
CVA (*)
CDE (**)	407,295	109,937	517,232	(612,336)	(329,898)	(4,020)	-	16,561	(342,161)	(70,301)	(412,462)
Electric energy cost	(466,337)	472,428	6,091	81,164	(179,617)	(101,982)	(417,883)	(134,041)	(506,490)	(239,777)	(746,267)
ESS and EER (***)	(25,128)	(249,081)	(274,209)	(225,794)	385,941	(56,038)	(269,352)	(91,527)	(406,568)	(124,411)	(530,979)
Proinfa	(814)	(5,334)	(6,148)	51,060	(19,335)	7,219	-	2,111	3,492	31,414	34,906
Basic network charges	28,185	68,289	96,474	19,517	(84,894)	(1,449)	-	7,539	27,527	9,660	37,187
Pass-through from Itaipu	1,281,279	39,416	1,320,695	(116,276)	(921,201)	197,581	-	109,124	147,012	442,911	589,923
Transmission from Itaipu	11,372	4,097	15,469	8,102	(13,754)	2,163	-	2,948	7,646	7,281	14,927
Neutrality of industry charges	187,765	2,508	190,273	198,274	(171,420)	15,730	-	73,609	142,091	164,375	306,466
Overcontracting	67,127	77,578	144,705	(48,195)	73,600	(31,037)	(439)	(4,537)	164,878	(30,782)	134,096
Other financial components	(92,098)	35,480	(56,618)	(195,758)	6,126	(20,498)	-	(75,968)	(182,958)	(159,759)	(342,717)
Refunds related to judicial injuctions (note 27.4)	-	-	-	(223,356)	31,419	(17,088)	-	-	(76,615)	(132,410)	(209,025)
Others	(92,098)	35,480	(56,618)	27,598	(25,294)	(3,410)	-	(75,968)	(106,343)	(27,349)	(133,692)

Total	1,398,646	555,318	1,953,964	(840,241)	(1,254,453)	7,668	(687,673)	(94,181)	(945,530)	30,612	(914,918)

Current assets			1,464,019								-
Noncurrent assets			489,945								-
Current liabilities			-								(597,515)
Noncurrent liabilities			-								(317,406)

    (*)       Deferred tariff costs and gains variations from Parcel “A” items

    (**)      Energy Development Account – CDE

    (***)    System Service Charge (ESS) and Reserve Energy Charge (EER)

a) CVA

Refers to the variations of the Parcel A account, in accordance with note 3.14. These amounts are adjusted for inflation based on the SELIC rate and are compensated in the subsequent tariff processes.

b) Neutrality of industry charges

This refers to the neutrality of the industry charges contained in the electric energy tariffs, calculating the monthly differences between the amounts billed relating to such charges and the respective amounts considered at the time the distributors’ tariff was set.

c) Overcontracting

Electric energy distribution concessionaires are required to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL. It is also assured to the distribution concessionaires that costs or revenues derived from energy surplus will be passed through the tariffs, limited to 5% of the energy load requirement. These amounts are adjusted for inflation based on SELIC rate and are compensated in the subsequent tariff processes.

d) Other financial components

Refers mainly to: (i) excess demand and excess reactive power that, since the 4th periodic tariff review cycle, became a financial component that will only be amortized upon the approval of the 5th periodic tariff review cycle, for the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, and CPFL Mococa (ii) financial guarantees related to the compensation of the cost of the previous offering of guarantees required from distributors for carrying out commercial transactions among the sector agents, (iii) financial components related to the recalculations of the tariff processes, to neutralize the effects to consumers, and (iv) ABRACE judicial injunction in accordance with Order No. 1.576/2016 (see note 27.4.2).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(9)      DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax credits and debits

	Parent company		Consolidated
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Social contribution credit (debit)
Tax losses carryforwards	42,841	46,602	123,389	152,200
Tax benefit of merged goodwill	-	-	86,377	93,467
Temporarily nondeductible differences	1,125	(5,918)	(332,750)	(547,066)
Subtotal	43,966	40,684	(122,984)	(301,399)

Income tax credit (debit)
Tax losses carryforwards	123,980	116,438	358,683	417,600
Tax benefit of merged goodwill	-	-	295,987	323,422
Temporarily nondeductible differences	3,126	(16,733)	(923,383)	(1,519,171)
Subtotal	127,106	99,705	(268,713)	(778,150)

PIS and COFINS credit (debit)
Temporarily nondeductible differences	-	-	(9,580)	(18,159)

Total	171,073	140,389	(401,276)	(1,097,708)

Total tax credit	171,073	140,389	922,858	334,886
Total tax debit	-	-	(1,324,134)	(1,432,594)

9.2    Tax benefit of merged intangible asset

Refers to the tax credit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Interim financial statements, Separate Interim financial statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is realized proportionally to the tax amortization of the merged intangible assets that gave rise to it, during the remaining concessions period, as shown in note 15.

	Consolidated
	December 31, 2016		December 31, 2015
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	50,497	140,270	55,123	153,119
CPFL Piratininga	12,251	42,044	13,286	45,597
RGE	23,629	97,584	25,058	106,324
CPFL Geração	-	16,090	-	18,380
Total	86,377	295,987	93,467	323,422

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

9.3    Accumulated balances on temporarily nondeductible differences

	Consolidated
	Dec. 31, 2016			Dec. 31, 2015
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible differences
Provision for tax, civil and labor risks	45,065	125,182	-	33,806	93,906	-
Private pension fund	1,711	4,753	-	1,867	5,185	-
Allowance for doubtful debts	26,543	73,729	-	15,680	43,556	-
Free energy supply	7,718	21,440	-	6,897	19,158	-
Research and development and energy efficiency programs	17,474	48,538	-	16,060	44,612	-
Personnel-related provisions	3,422	9,506	-	2,578	7,161	-
Depreciation rate difference	6,200	17,223	-	6,797	18,880	-
Derivatives	(54,368)	(151,023)	-	(219,524)	(609,788)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(8,355)	(23,208)	-	(9,031)	(25,085)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(104,080)	(287,990)	(6,157)	(73,241)	(202,271)	(18,450)
Actuarial losses (IFRS/CPC)	25,390	70,527	-	26,351	73,199	-
Financial instruments (IFRS/CPC)	(10,022)	(27,838)	-	(8,950)	(24,860)	-
Accelerated depreciation	(73)	(204)	-	(34)	(95)	-
Others	4,491	12,281	(3,423)	4,236	11,054	291
Temporarily nondeductible differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(55,223)	(153,398)	-	(58,484)	(162,456)	-
Actuarial losses (IFRS/CPC)	49,698	138,051	-	10,464	29,064	-
Temporarily nondeductible differences - Business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	22,771	63,252	-	24,248	67,355	-
Other temporary differences
Deferred taxes - liability:
Fair value of property, plant and equipment (value added of assets)	(27,472)	(76,310)	-	(29,132)	(80,922)	-
Value added derived from determination of deemed cost	(78,443)	(217,897)	-	(86,495)	(240,264)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(183,443)	(509,563)	-	(193,927)	(538,685)	-
Other temporary differences	(21,754)	(60,435)	-	(17,233)	(47,874)	-
Total	(332,750)	(923,383)	(9,580)	(547,066)	(1,519,171)	(18,159)

9.4    Expected recovery

The expected recovery of the deferred tax assets recorded in noncurrent assets derived from temporarily nondeductible differences and tax benefit of merged intangible assets is based on the average period of realization of each item included in deferred assets, and tax loss carryforwards are based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council. They are comprised as follows:

	Parent company	Consolidated

2017	2,010	214,154
2018	10,964	206,224
2019	22,501	157,568
2020	19,672	116,761
2021	53,523	209,705
2022 to 2024	49,313	275,413
2025 to 2027	15,108	408,551
2028 to 2030	-	60,799
2031 to 2033	-	13,747
Total	173,092	1,662,921

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

9.5    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for 2016 and 2015:

	Parent company
	2016		2015
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	890,398	890,398	875,250	875,250
Reconciliation to reflect effective rate:
Equity interest in associates and joint ventures	(922,362)	(922,362)	(926,951)	(926,951)
Amortization of intangible asset acquired	(13,528)	-	(23,177)	-
Interest on capital	20,837	20,837	72,339	72,339
Other permanent additions (exclusions), net	13,672	21,434	11,390	17,413
Tax base	(10,983)	10,307	8,851	38,049
Statutory rate	9%	25%	9%	25%
Tax credit (debit)	988	(2,577)	(797)	(9,513)
Recognized (unrecognized) tax credit, net	(2,063)	14,138	-	-
Total	(1,075)	11,562	(797)	(9,513)

Current	(4,357)	(15,840)	-	(70)
Deferred	3,282	27,402	(797)	(9,443)

	Consolidated
	2016		2015
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	1,380,547	1,380,547	1,454,454	1,454,454
Reconciliation to reflect effective rate:
Equity interest in associates and joint ventures	(311,414)	(311,414)	(216,885)	(216,885)
Amortization of intangible asset acquired	48,649	62,756	84,484	108,797
Tax incentives - PIIT (*)	(7,820)	(7,820)	-	-
Effect of presumed profit regime	(175,110)	(234,827)	(186,546)	(244,541)
Adjustment of revenue from excess demand and excess reactive power	119,272	119,272	117,374	117,374
Tax incentive - operating profit	-	(112,232)	-	(85,760)
Other permanent additions (exclusions), net	14,240	(16,243)	42,310	59,450
Tax base	1,068,364	880,040	1,295,193	1,192,890
Statutory rate	9%	25%	9%	25%
Tax credit (debit)	(96,153)	(220,010)	(116,567)	(298,223)
Recognized (unrecognized) tax credit, net	(54,706)	(130,621)	(43,595)	(120,792)
Total	(150,859)	(350,631)	(160,162)	(419,015)

Current	(244,015)	(623,183)	(10,916)	(1,944)
Deferred	93,156	272,552	(149,246)	(417,071)

(*) Technologic innovation program - PIIT

Amortization of intangible asset acquired – Refers to the nondeductible portion of amortization of intangible assets derived from the acquisition of investees. In the parent company, these amounts are classified in the line item of equity in subsidiaries, in conformity with ICPC 09 (R2) (Note 15).

Recognized (unrecognized) tax credit, net - the recognized tax credit refers to the amount of tax credit on tax loss carryforwards recorded as a result of review of projections of future profits. The unrecognized tax credit refers to losses generated for which currently there is no reasonable assurance that sufficient future taxable profits will be generated to absorb them.

9.6    Deferred income tax and social contribution recognized directly in Equity

The deferred income tax and social contribution recognized directly in equity (other comprehensive income) in 2016 and 2015 were as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Consolidated
	2016		2015
	Social Contribution	Income tax	Social Contribution	Income tax
Actuarial losses (gains)	527,436	527,436	(84,635)	(84,635)
Limits on the asset ceiling	(8,738)	(8,738)	7,984	7,984
Basis of calculation	518,698	518,698	(76,651)	(76,651)
Statutory rate	9%	25%	9%	25%
Calculated taxes	(46,683)	(129,675)	6,899	19,163
Limitation on recognition (reversal) of tax credits	13,720	38,113	(3,959)	(10,998)
Taxes recognized in other comprehensive income	(32,963)	(91,562)	2,940	8,165

9.7    Unrecognized tax credits

As of December 31, 2016, the parent company has tax credits on tax loss carryforwards that were not recognized amounting to R$ 85,717 since at present there is no reasonable assurance of the generation of future taxable profits. This amount can be recognized in the future, according to the annual reviews of taxable profit projections.

Some subsidiaries have also income tax and social contribution credits on tax loss carryforwards that were not recognized because currently there is no reasonable assurance that sufficient future taxable profits will be generated to absorb them. At December 31, 2016, the main subsidiaries that have such income tax and social contribution credits are CPFL Renováveis (R$ 785,660), RGE Sul (R$ 272,820), Sul Geradora (R$ 72,596), CPFL Telecom (R$ 34,783), CPFL Jaguariúna (R$ 2,777) and CPFL Jaguari Geração (R$ 1,648). These tax losses can be carried forward indefinitely.

(10)      LEASES

The activities of provision services and lease of equipment for self-production of energy are carried out mainly by the subsidiary CPFL ESCO, which is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

The essence of the transaction is to lease self-production equipment in order to serve customers that require higher consumption of electricity in peak hours (when tariffs are higher) and provide maintenance and operation services for such equipment.

The subsidiary constructs the power generation plant at the customer’s facilities. When the equipment enters into service, the customer makes monthly fixed payments and the revenue is recognized during the lease agreement period based on the agreement effective interest rate.

The investments made in these finance lease projects are recognized at the present value of the minimum lease payments and these payments are treated as amortization of the accounts receivable and the operating revenues are recognized in profit or loss for the year at the effective interest rate implicit in the lease over the lease term.

In 2016 these investments resulted in an operational revenue of R$ 17,156 (R$ 11,164 in 2015).

	Consolidated
	Dec. 31, 2016	Dec. 31, 2015
Gross investment	132,930	83,854
Unrealized finance income	(63,108)	(36,466)
Present value of minimum lease payments	69,822	47,388

Current	19,281	12,883
Noncurrent	50,541	34,504

	Up to 1 year	1 to 5 years	Over 5 years	Total
Gross investment	27,455	59,640	45,835	132,930
Present value of minimum lease payments	19,281	33,094	17,447	69,822

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

At December 31, 2016, there are no (i) unsecured residual values that benefit the lessor; (ii) provision for uncollectible minimum lease payments; (iii) contingent payments recognized as revenue during the period; or (iv) provision for impairment required.

(11)      CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
As of December 31, 2014	3,296,837	77,779	3,374,616
Current	540,094	-	540,094
Noncurrent	2,756,744	77,779	2,834,522

Additions	330,062	37,469	367,531
Transfers for intangible assets - extended concessions	(537,198)	-	(537,198)
Adjustment of expected cash flow	414,800	-	414,800
Adjustment - financial asset measured at amortized cost	-	11,400	11,400
Cash inputs - RAP	-	(3,257)	(3,257)
Disposals	(20,788)	-	(20,788)

As of December 31, 2015	3,483,713	123,391	3,607,104
Current	-	9,630	9,630
Noncurrent	3,483,713	113,761	3,597,474

Business combination	876,281	-	876,281
Additions	655,456	50,580	706,036
Adjustment of expected cash flow	203,452	-	203,452
Adjustment - financial asset measured at amortized cost	-	16,088	16,088
Cash inputs - RAP	-	(9,727)	(9,727)
Disposals	(25,392)	-	(25,392)

As of December 31, 2016	5,193,511	180,333	5,373,844
Current	-	10,700	10,700
Noncurrent	5,193,511	169,633	5,363,144

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) in the distributor by compensation upon the return of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual revenue ("RAP").

For energy distributors, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance to the expected cash flow receipts at fair value (new replacement value - “VNR” - note 4) is recognized as a balancing item to the operating income account (note 27) in the statement of profit or loss for the year (R$ 186,148 in 2016 and R$ 393,343 restated in 2015).

In 2015, the “Transfer to intangible assets” line records the impacts of the extension of the distribution concessions of subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa, which transferred the amount of R$ 537,198 from the concession financial assets to intangible assets (note 15), corresponding to the right to explore the concession from July 2015 through June 2045. As the concession periods were renewed, the Company exchanged the unconditional right to receive cash at the end of the concession periods for additional concession periods of thirty years, that is, representing the exchange of the financial asset for an intangible asset to operate the concession.

For the energy transmitters, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made, the allowed annual revenue (“RAP”) to be received during the remaining concession period, and the indemnity upon the reversal of assets to the granting

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

power. The adjustment of R$ 16,088 is recognized against other operating revenues and income (R$ 11,400 in 2015).

(12)      OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Advances - Fundação CESP	7,533	10,567	-	-
Advances to suppliers	15,787	10,666	-	-
Pledges, funds and restricted deposits	106,925	649	533,719	433,014
Orders in progress	203,344	274,605	-	-
Services rendered to third parties	9,385	6,987	-	-
Energy pre-purchase agreements	-	-	27,302	31,375
Collection agreements	1,273	90,451	-	-
Prepaid expenses	65,668	61,602	20,942	19,579
GSF Renegotiation	12,722	8,724	28,935	29,392
Receivables - Eletrobras	213,552	341,781	-	-
Receivables - Business combination	-	-	-	13,950
Advances to employees	15,940	12,509	-	-
Indemnities for claims	-	49,937	-	-
Others	153,315	90,653	104,752	34,685
(-) Allowance for doubtful debts (note 6)	(27,992)	(12,460)	-	(1,981)
Total	777,451	946,670	715,650	560,014

Pledges, funds and restricted deposits: refer to guarantees offered for transactions conducted in the CCEE and short-term investments required by the subsidiaries’ loans agreements.

Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs. Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 24).

Energy pre-purchase agreements: refer to prepayments made by subsidiaries, which will be settled with energy to be supplied in the future.

GSF Renegotiation: refers to the 2015 GSF premium paid in advance by the subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis, related to the transfer of the hydrological risks to the Centralizing Account for Tariff Flag Resources (“CCRBT”), amortized as other operating expenses on a straight-line basis.

Receivables – Eletrobras: refer to: (i) low income subsidies totaling R$ 17,239 (R$ 18,190 at December 31, 2015), (ii) other tariff discounts granted to consumers amounting to R$ 164,396 (R$ 323,591 as of December 31, 2015), and (iii) tariff discounts – judicial injunctions totaling R$ 31,917 (note 27.4).

In 2016 the subsidiaries matched the receivables relating to Eletrobrás to the payables relating to the Energy Development Account (CDE) (note 24) amounting to R$ 869,717, of which (i) R$ 659,258 based on a judicial injunction obtained in May 2015, and (ii) R$ 201,249 authorized by Order No. 1,576/2016.

Indemnities for claims: refer to the amounts receivable from insurance companies as indemnities for claims occurred in subsidiaries of CPFL Renováveis, which were received in 2016.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(13)      INVESTMENTS

	Parent company		Consolidated
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Permanent equity interests - equity method
By equity method of the subsidiary	5,811,894	6,178,637	1,482,533	1,235,832
Fair value of assets, net	692,632	755,345	11,219	11,799
Advances for future capital increases	1,355,520	-	-	-
Goodwill	6,054	6,054	-	-
Total	7,866,100	6,940,036	1,493,753	1,247,631

13.1Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

	Number of shares (thousand)	December 31, 2016				Dec. 31, 2016	Dec. 31, 2015	2016	2015
Investment		Total assets	Issued capital	Shareholders' equity	Profit or loss for the year	Equity interest		Share of profit (loss) of investees
CPFL Paulista	880,653	9,237,502	905,948	1,063,400	255,329	1,063,400	1,352,393	255,329	298,203
CPFL Piratininga	53,096,770	3,656,198	235,556	355,755	68,114	355,755	537,670	68,114	211,637
CPFL Santa Cruz	371,772	422,005	74,862	140,520	23,797	140,520	131,149	23,797	12,424
CPFL Leste Paulista	892,772	168,031	29,212	52,853	10,731	52,853	46,301	10,731	13,556
CPFL Sul Paulista	454,958	194,012	28,492	58,895	8,455	58,895	55,233	8,455	16,201
CPFL Jaguari	209,294	135,194	20,632	30,255	7,988	30,255	28,521	7,988	4,852
CPFL Mococa	117,199	113,270	16,004	33,824	9,198	33,824	29,205	9,198	6,679
RGE	1,019,790	4,219,445	1,213,180	1,614,320	102,647	1,614,320	1,580,807	102,647	145,804
CPFL Geração	205,492,020	7,037,210	1,043,922	2,158,384	401,148	2,158,384	2,169,922	401,148	240,520
CPFL Jaguari Geração (*)	40,108	46,947	40,108	45,099	6,655	45,099	42,729	6,655	6,670
CPFL Brasil	2,999	925,624	2,999	109,054	104,235	109,054	51,779	104,235	81,929
CPFL Planalto (*)	630	2,274	630	2,101	2,476	2,101	2,003	2,476	1,830
CPFL Serviços	1,509,882	175,161	50,143	97,968	(8,175)	97,968	7,117	(8,175)	(17,952)
CPFL Atende (*)	13,991	25,869	13,991	17,150	5,833	17,150	17,373	5,833	7,776
Nect (*)	2,059	24,976	2,059	10,295	13,424	10,295	16,087	13,424	18,155
CPFL Total (*)	19,005	30,865	19,005	27,570	12,817	27,570	19,930	12,817	5,836
CPFL Jaguariuna (*)	3,156	1,657,416	3,156	1,656,161	(35,498)	1,256,161	2,496	(35,498)	(167)
CPFL Telecom	55,420	51,211	55,420	(19,302)	(33,333)	(19,302)	(33,969)	(33,333)	(60,718)
CPFL Centrais Geradoras (*)	16,128	16,381	16,128	15,459	(958)	15,459	19,972	(958)	4,740
CPFL ESCO	48,164	99,742	48,164	61,543	5,926	61,543	66,038	5,926	35,194
AUTHI (*)	2,610	34,185	2,610	16,810	24,264	16,810	1,913	24,264	2,537
Subtotal - by subsidiary's equity						7,148,112	6,144,667	985,074	1,035,703
Amortization of fair value adjustments of assets						-	-	(62,713)	(108,754)
Total						7,148,112	6,144,667	922,362	926,951

Investment						5,811,894	6,178,636
Advances for future capital increases						1,355,520	-
Allowance for equity investment losses						(19,302)	(33,969)

(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified under Investments in the parent company’s statement of income.  The amortization of the fair value adjustments (value added) of net assets of R$ 62,713 (R$ 108,784 in 2015) is classified in the parent company’s statement of profit or loss in line item “equity in subsidiaries”, in conformity with ICPC 09 (R2).

As at December 31, 2016, the balances of advance for future capital increase comprised advances to the following subsidiaries: (i) R$ 1,299,520 to CPFL Jaguariúna, (ii) R$ 56,000 to CPFL Serviços; and (iii) R$ 29,000 to CPFL Telecom (allowance for equity investment losses).

The movements in investments in subsidiaries, in the parent company, in 2016 and 2015 are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

			Equity in subsidiary
Investment	Investment as of December 31, 2015	Capital increase	Profit or loss	Other comprehensive income	Dividend and Interest on capital	Advances for future capital increases	Others	Investment as of December 31, 2016
CPFL Paulista	1,352,393	-	255,329	(260,666)	(283,656)	-	-	1,063,400
CPFL Piratininga	537,670	-	68,114	(109,626)	(140,404)	-	-	355,755
CPFL Santa Cruz	131,149	-	23,797	-	(14,427)	-	-	140,520
CPFL Leste Paulista	46,301	-	10,731	-	(4,180)	-	-	52,853
CPFL Sul Paulista	55,233	-	8,455	-	(4,793)	-	-	58,895
CPFL Jaguari	28,521	-	7,988	-	(6,253)	-	-	30,255
CPFL Mococa	29,205	-	9,198	-	(4,580)	-	-	33,824
RGE	1,580,807	-	102,647	(3,915)	(65,218)	-	-	1,614,320
CPFL Geração	2,169,922	-	401,148	(9,531)	(403,086)	-	(68)	2,158,384
CPFL Jaguari Geração	42,729	-	6,655	-	(4,284)	-	-	45,099
CPFL Brasil	51,779	-	104,235	-	(46,960)	-	-	109,054
CPFL Planalto	2,003	-	2,476	-	(2,378)	-	-	2,101
CPFL Serviços	7,117	43,026	(8,175)	-	-	56,000	-	97,968
CPFL Atende	17,373	-	5,833	-	(6,056)	-	-	17,150
Nect	16,087	-	13,424	-	(19,216)	-	-	10,295
CPFL Total	19,930	-	12,817	-	(5,178)	-	-	27,570
CPFL Jaguariuna	2,496	80	(35,498)	(10,438)	-	1,299,520	-	1,256,161
CPFL Telecom	(33,969)	19,000	(33,333)	-	-	29,000	-	(19,302)
CPFL Centrais Geradoras	19,972	-	(958)	-	(3,555)	-	-	15,459
CPFL ESCO	66,038	-	5,926	-	(10,421)	-	-	61,543
AUTHI	1,913	2,600	24,264	-	(11,967)	-	-	16,810
	6,144,668	64,706	985,074	(394,175)	(1,036,612)	1,384,520	(68)	7,148,112

		Capital increase (payment of capital)	Equity in subsidiary
Investment	Investment as of December 31, 2014		Profit or loss	Other comprehensive income	Dividend and Interest on capital	Corporate restructuring	Investment as of December 31, 2015
CPFL Paulista	728,213	612,493	298,203	40,879	(327,395)	-	1,352,393
CPFL Piratininga	479,686	15,511	211,637	32,263	(201,427)	-	537,670
CPFL Santa Cruz	132,353	-	12,424	-	(13,628)	-	131,149
CPFL Leste Paulista	38,066	-	13,556	-	(5,321)	-	46,301
CPFL Sul Paulista	44,375	-	16,201	-	(5,343)	-	55,233
CPFL Jaguari	25,627	-	4,852	-	(1,958)	-	28,521
CPFL Mococa	26,260	-	6,679	-	(3,734)	-	29,205
RGE	1,300,685	250,000	145,804	(940)	(114,742)	-	1,580,807
CPFL Geração	2,035,286	-	240,520	(6,654)	(103,532)	4,302	2,169,922
CPFL Jaguari Geração	34,685	-	6,670	-	1,374	-	42,729
CPFL Brasil	65,508	-	81,929	-	(95,658)	-	51,779
CPFL Planalto	1,633	-	1,830	-	(1,460)	-	2,003
CPFL Serviços	23,013	-	(17,952)	-	2,056	-	7,117
CPFL Atende	17,496	-	7,776	-	(7,899)	-	17,373
Nect	9,458	-	18,155	-	(11,526)	-	16,087
CPFL Total	24,417	-	5,836	-	(10,323)	-	19,930
CPFL Jaguariuna	2,553	110	(167)	-	-	-	2,496
CPFL Telecom	(293)	27,043	(60,718)	-	-	-	(33,969)
CPFL Centrais Geradoras	22,439	-	4,740	-	(2,905)	(4,302)	19,972
CPFL ESCO	409,385	(360,000)	35,194	-	(18,541)	-	66,038
AUTHI	-	10	2,537		(634)		1,913
	5,420,845	545,167	1,035,705	65,547	(922,597)	-	6,144,669

In the consolidated financial statements, the investment balances correspond to the interest in the joint ventures accounted for by the equity method:

	Share of equity		Share of profit (loss)
Joint ventures	Dec. 31, 2016	Dec. 31, 2015	2016	2015
Baesa	175,914	166,150	9,853	2,508
Enercan	562,701	473,148	117,112	74,677
Chapecoense	537,170	449,049	117,451	77,487
EPASA	206,749	147,485	67,577	63,348
Fair value adjustments of assets, net	11,219	11,799	(579)	(1,136)
	1,493,753	1,247,631	311,414	216,885

13.2Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession, acquired through business combinations. The goodwill refers mainly to acquisitions of investments and is based on projections of future profits.

In the consolidated financial statements, these amounts are classified as Intangible Assets (note 15).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

13.3Dividend and interest on capital receivable

At December 31, 2016 and 2015, the Company has the following amounts receivable from the subsidiaries below, relating to dividend and interest on capital:

	Parent company
	Dividend		Interest on capital		Total
Subsidiary	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
CPFL Paulista	-	612,585	-	52,383	-	664,968
CPFL Piratininga	72,080	172,239	-	27,084	72,080	199,323
CPFL Santa Cruz	-	19,527	-	7,517	-	27,044
CPFL Leste Paulista	-	3,220	-	2,102	-	5,321
CPFL Sul Paulista	8,641	3,848	1,986	1,986	10,627	5,834
CPFL Jaguari	6,115	1,152	-	-	6,115	1,152
CPFL Mococa	-	2,499	-	1,234	-	3,734
RGE	24,672	67,815	-	64,073	24,672	131,887
CPFL Geração	396,086	103,532	-	-	396,086	103,532
CPFL Centrais Geradoras	-	1,185	-	-	-	1,185
CPFL Jaguari Geração	1,664	1,667	-	-	1,664	1,667
CPFL Brasil	86,020	41,176	1,650	1,601	87,671	42,777
CPFL Planalto	-	458	-	-	-	458
CPFL Serviços	-	12,026	-	-	-	12,026
CPFL Atende	1,953	-	554	-	2,507	-
Nect	5,600	4,539	-	-	5,600	4,539
CPFL Total	-	5,589	-	-	-	5,589
CPFL Telecom	-	-	-	-	-	-
CPFL ESCO	9,565	9,565	16,325	6,354	25,891	15,920
AUTHI	10,064	634	-	-	10,064	634
	622,463	1,063,256	20,516	164,334	642,978	1,227,590

In the consolidated financial statements, the balance of dividend and interest on capital receivable at December 31, 2016 is R$ 73,328 (R$ 91,392 at December 31, 2015) related to joint ventures.

After decisions by the Annual and Extraordinary General Meetings (AGMs/EGMs) of its subsidiaries, in the first half of 2016 the Company recognized R$ 278,520 as dividend and interest on capital receivable for 2015. The subsidiaries also declared in 2016: (i) interim dividends and interest on capital of R$ 590,196, related to interim income of 2016 and (ii) R$ 164,771 as minimum mandatory dividend receivable related to 2016.

Of the amounts recognized as receivables, R$ 1,606,073 was paid to the Company by the subsidiaries in 2016.

13.4Business combinations

13.4.1    Acquisition of AES Sul Distribuidora Gaúcha de Energia S.A.  (“AES Sul”)

On June 16, 2016, the Company disclosed in a Significant Event Notice that it had entered into an agreement for acquisition 100% of  the shares of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), currently RGE Sul, through its wholly-owned subsidiary CPFL Jaguariúna Ltda., shares until then held by AES Guaíba II Empreendimentos Ltda. (“seller”), indirect wholly-owned subsidiary of The AES Corporation.

On August 5, 2016, the transaction was approved by the CADE (Brazilian antitrust agency) and, on September 9, 2016, authorized by ANEEL.

The acquisition was completed on October 31, 2016 (“acquisition date”), after all the conditions precedent of the transaction were met, date in which the control of RGE Sul was taken over by CPFL Jaguariúna and the payment was made. This acquisition resulted in a business combination in accordance with CPC 15 (R1) / IFRS 3 (R) – “Business Combination” since CPFL Jaguariúna started holding the control of RGE Sul after the payment was made.

The consideration initially transferred was R$ 1,698,455, paid in cash equivalents, in a lump sum, on the date in which the share acquisition agreement was entered into. This consideration was subsequently adjusted for changes in working capital and net debt of RGE Sul, occurred in the period between December 31, 2015 and the acquisition date, as per the amendment to the agreement. The final value of the consideration, considering the price adjustment, was R$ 1,591,839.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

RGE Sul is a publicly traded company engaged in providing public services of electricity distribution in any forms, and these activities are regulated by the ANEEL, linked to the Ministry of Mines and Energy. Additionally, RGE Sul is authorized to participate in programs that aim at other forms of energy, technology and services, including exploration of activities derived directly or indirectly from the use of assets, rights and technologies owned by it.

Its administrative headquarters are located at Rua Dona Laura, 320 – 6th and 10th floors - Rio Branco, Porto Alegre, State of Rio Grande do Sul, Brazil.

RGE Sul holds the concession for operation of its activities for a period of thirty years, up to November 5, 2027, its concession area comprises 118 municipalities of the State of Rio Grande do Sul, located between the metropolitan region of Porto Alegre and the borders with Uruguay and Argentina, serving approximately 1.3 million consumers (information not audited by the independent auditors).

The acquisition of RGE Sul is in line with the Company’s growth strategy, especially in the Distribution segment, with potential gains of scale for its operations. The Company also expects to obtain important synergies relating to the concession area of RGE Sul since another important distributor of the Group (RGE) holds concession in the state of Rio Grande do Sul.

Additional information to the acquisition (acquisition of RGE Sul)

a)     Consideration

RGE Sul October 31, 2016
Consideration paid, net
Consideration directly transferred to prior shareholders	1,698,455
Reimbursements due to adjustments related to agreement clauses	(106,616)
1,591,839

b)    Assets acquired and liabilities recognized on the acquisition date

The total amount paid on the transaction was allocated on the acquisition date to the assets acquired and liabilities assumed at fair values, including the intangible assets related to the concession exploration right, which started to be amortized over the remaining concession period that will end in November 2027. Consequently, as the entire amount paid was provisionally allocated to assets identified and liabilities assumed, no residual value was allocated as goodwill on this transaction.

The allocation of the amount paid for the assets and liabilities acquired was made with amounts provisionally calculated for the financial statements as of October 31, 2016, based on analyses conducted by Management itself. Considering the complexity involved in the fair value measurement process, these values will be confirmed after the conclusion of the appraisal report to be prepared by an independent appraiser. The costs related to the acquisition, recognized as expenses in the profit or loss for the year, totaled R$ 6,692.

The initial recording of the acquisition of RGE Sul was provisionally calculated at the end of the consolidated financial statements reporting period based on analyses conducted by Management until the economic and financial appraisal report is completed by the independent appraiser. The allocation of the price paid for the fair value of the assets and liabilities acquired is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

October 31, 2016
Consolidated
(preliminary)
Current assets
Cash and cash equivalents	95,164
Consumers, concessionaries and licensees	580,945
Other current assets	89,548

Noncurrent assets
Consumers, concessionaries and licensees	54,111
Deferred tax assets	204,176
Concession financial asset	876,281
Intangible assets - Distribution infrastructure	1,456,472
Intangible acquired in this business combination	413,796
Other noncurrent assets	147,784

Current liabilities
Trade payables	(479,031)
Debentures and borrowings	(24,672)
Taxes, fees and contributions	(65,198)
Sector financial liability	(29,246)
Regulatory charges	(60,787)
Other current liabilities	(114,552)

Noncurrent liabilities
Debentures and borrowings	(1,131,949)
Sector financial liability	(64,935)
Provision for tax, civil and labor risks	(223,383)
Other noncurrent liabilities	(132,686)
Net assets acquired	1,591,839

Goodwill arising on acquisition

Consideration paid, net	1,591,839
(-) Fair value of identifiable net assets acquired	1,591,839
Goodwill	-

The fair values presented above are provisional, and the confirmation of the amounts is pending until the economic and financial appraisal report, which is being prepared by an independent appraisal, is received:

•         Consumers, Concessionaires and Licensees R$ 635,056

•         Concession financial asset: R$ 876,281

•         Intangible asset of the distribution infrastructure: R$ 1,456,472

•         Indemnification asset: R$ 30,000

•         Intangible acquired in a business combination: R$ 413,976

•         Contingent liabilities: R$ 223,283

The fair values of the concession financial asset and distribution infrastructure intangible assets was calculated based on the best estimate of the fair value of the asset base (Regulatory Remuneration Base – “BRR”) of RGE Sul, considering the same assumptions adopted when preparing the report for Periodic Tariff Review purposes.

Management expects to have the aforementioned report completed by October 2017.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Moreover, no fair value adjustment of assets and liabilities was recognized in the period between the acquisition date and the consolidated financial statements reporting date.

c)     Contingent consideration

The share purchase agreement does not contain any clauses related to the contingent consideration to be paid to the seller.

d)    Indemnification assets

The agreement for purchase of 100% of the shares of RGE Sul establishes that CPFL Jaguariúna can be indemnified, up to the limit of 15% of the total amount paid, if in the future it suffers any loss, conditioned to the compliance with specific clauses derived from matters originated in the seller or in any of its subsidiaries established in the share purchase agreement. There are also specific clauses for two lawsuits (regulatory and environmental) in which the seller undertakes to indemnify fully CPFL Jaguariúna in case of cash outflows related to the lawsuits, and CPFL Jaguariúna undertakes to pass on to the seller any cash flows related to these lawsuits that come to be received in the future in order to neutralize any effect on these two specific matters.

On the acquisition date, an indemnification asset of R$ 30,000 was recognized, relating to the environmental lawsuit (see item “e” below). This indemnification asset was recognized at the same amount of the fair value attributed to this contingent liability, which was also recognized on the acquisition date.

No indemnification asset was recognized for the regulatory lawsuit for which there is a specific indemnification clause since no contingent liability related to this lawsuit was recognized on the acquisition date.

e)     Contingent liabilities recognized

We present below the contingent liabilities provisionally recognized in the amount of R$ 145,443 on the acquisition date:

RGE Sul
October 31,2016
Labor lawsuits (i)	53,958
Civil lawsuits (i)	53,174
Regulatory lawsuits (i)	5,850
Environmental lawsuits (ii)	30,000
Tax lawsuits (i)	2,461
Preliminary contingent liabilities	145,443
Provisions recognized in the subsidiary	77,940
Provisions for tax, civil and labor risks	223,383

i.   These amounts represent the fair values of the labor, civil, regulatory and tax lawsuits for which the likelihood of loss attributed on the acquisition date is “possible” or “remote”. Considering that the settlement of these lawsuits depends on third parties, either at the judicial or administrative level, it is not possible to estimate a schedule for the occurrence of any cash outflows associated with these contingent liabilities. No indemnification asset was recognized for these contingent liabilities.

ii.  Refers to the fair value attributed to a class action lawsuit for which the likelihood of loss attributed by Management, together with its legal counsel, is “possible” on  the acquisition date. This class action lawsuit seeks compensation for environmental damages occurred in a woodworking and pole manufacture unit that was operated, between 1997 and 2005, by RGE Sul together with its associate at that time AES Florestal. Until 1997, this unit was operated by the former concessionaire, Companhia Estadual de Energia Elétrica (CEEE). An indemnification asset in the same amount was recognized on the acquisition date.

f)      Receivables acquired

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

The fair value of the receivables acquired is R$ 635,056. The gross contractual amount of the receivables is R$ 703,672 and, based on Management’s best estimates R$ 68,616 are not expected to be received and represent, therefore, the portion that is expected to represent impairment loss.

g)    Net cash outflow on the acquisition

Consideration paid, net	1,591,839
(-) Cash and cash equivalents balances acquired	(95,164)
Cash and cash equivalents transferred, net	1,496,675

h)    Financial information on the acquiree

i.              On the net operating revenue and profit of the subsidiary acquired included in the consolidated financial statements in 2016:

	2016
	Operational revenues, net	Profit or loss, net
RGE Sul (November 1 to December 31, 2016)	522,677	(27,687)

The Company’s consolidated financial statements for the year ended December 31, 2016 include two months of operations of RGE Sul.

ii.            Consolidated financial information on the net operating revenue and profit for 2016 had the acquisition occurred on January 1, 2016.

	2016
	Operational revenues, net	Profit or loss, net
CPFL Energia Consolidated	19,112,089	879,057
Pro-forma adjustments (*)	2,365,090	(403,839)
Total	21,477,179	475,218

(*) The pro forma adjustments in the operating net revenue consider the addition of the subsidiary’s net operating revenue for the period in which it was not a subsidiary and, consequently, was not consolidated by the Company. The pro form adjustments to profit for the year consider: (i) addition of the subsidiary’s result for the period in which it was not consolidated by the Company; (ii) inclusion of the amortization of the intangible asset acquired on the business combination and the amortization of the fair value of the distribution infrastructure intangible asset, had the acquisition occurred on January 1, 2016.

13.5Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

13.5.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2014	214,454	2,171,911	67,427	2,453,794
Equity interests and voting capital	35.00%	48.39%	40.07%

Equity attributable to noncontrolling interests	25,990	(20,611)	4,958	10,337
Dividends	(6,173)	(2,818)	843	(8,147)
Other movements	-	7	(48)	(41)
At December 31, 2015	234,271	2,148,490	73,182	2,455,942
Equity interests and voting capital	35.00%	48.39%	40.07%

Equity attributable to noncontrolling interests	38,621	(65,311)	4,862	(21,828)
Dividends	(9,172)	(22,751)	1,096	(30,827)
Other movements	-	535	(1,176)	(641)
At December 31, 2016	263,719	2,060,963	77,966	2,402,648
Equity Interests and voting capital	35.00%	48.40%	40.07%

13.5.2    Summarized financial information of subsidiaries that have interests of noncontrolling shareholders

Summarized financial information on subsidiaries that have interests of noncontrolling shareholders at December 31, 2016 and 2015 is as follows:

	December 31, 2016			December 31, 2015
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	288,538	1,398,797	39,429	203,205	1,296,420	39,916
Cash and cash equivalents	238,241	908,982	24,688	154,845	871,503	30,907
Noncurrent assets	927,948	11,066,086	122,991	997,049	10,607,682	126,147

Current liabilities	121,646	1,313,466	9,586	128,920	1,174,865	16,515
Borrowings and debentures	60,162	889,981	324	62,279	854,042	392
Other financial liabilities	20,800	85,523	1,056	39,068	75,716	6,497
Noncurrent liabilities	341,356	6,713,610	36,404	401,988	6,425,440	40,908
Borrowings and debentures	254,732	5,517,890	36,167	318,864	5,167,017	40,908
Other financial liabilities	86,624	633	-	83,124	633	-
Equity	753,484	4,437,807	116,431	669,346	4,303,797	108,639
Equity attributable to owners of the Company	753,484	4,324,589	116,431	669,346	4,176,063	108,639
Equity attributable to noncontrolling interests	-	113,218	-	-	127,734	-

	2016			2015
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	301,179	1,646,589	30,820	281,374	1,499,356	31,225
Operational costs and expenses	(67,242)	(653,459)	(27,404)	(71,033)	(498,005)	(22,400)
Depreciation and amortization	(48,082)	(553,169)	(3)	(45,986)	(540,578)	(7)
Interest income	28,232	112,389	2,728	17,532	115,639	2,243
Interest expense	(36,485)	(591,626)	(1,383)	(40,801)	(551,407)	(1,206)
Income tax expense	(55,596)	(46,311)	(1,137)	(38,381)	(49,221)	(2,843)
Profit (loss) for the year	110,345	(143,706)	12,134	74,256	(48,717)	12,374
Attributable to owners of the Company	110,345	(151,900)	12,134	74,256	(54,447)	12,374
Attributable to noncontrolling interests	-	8,195	-	-	5,730	-

13.5.3    Joint ventures

Summarized financial information on joint ventures at December 31, 2016 and 2015 is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	December 31, 2016				December 31, 2015
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	405,874	54,703	577,296	257,082	292,133	105,198	356,493	305,371
Cash and cash equivalents	288,956	18,946	280,083	85,709	112,387	75,097	239,192	120,307
Noncurrent assets	1,174,869	1,117,120	2,892,371	562,462	1,253,002	1,174,604	3,079,957	600,413

Current liabilities	196,760	116,192	391,402	172,401	264,721	188,077	447,142	336,794
Borrowings and debentures	87,560	87,032	137,753	35,555	86,724	111,422	136,323	57,269
Other financial liabilities	7,848	24,119	78,372	62,762	81,121	70,793	115,360	122,921
Noncurrent liabilities	229,085	352,142	2,024,989	259,559	309,317	427,284	2,108,820	292,490
Borrowings and debentures	153,020	63,196	1,292,239	218,891	240,336	155,826	1,404,553	251,914
Other financial liabilities	26,254	276,600	730,494	28,686	24,759	260,042	703,556	40,381
Equity	1,154,897	703,489	1,053,275	387,584	971,097	664,442	880,488	276,500

	2016				2015
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	564,966	239,730	789,732	548,145	523,055	427,561	729,511	949,246
Operational costs and expenses	(137,159)	(76,985)	(140,212)	(328,093)	(196,480)	(260,004)	(149,219)	(729,994)
Depreciation and amortization	(53,888)	(51,429)	(126,770)	(35,075)	(53,733)	(55,342)	(130,652)	(32,413)
Interest income	31,602	9,115	35,113	10,329	15,742	8,426	28,235	11,275
Interest expense	(36,275)	(23,961)	(125,192)	(23,128)	(56,049)	(22,555)	(132,625)	(29,778)
Income tax expense	(121,223)	(20,401)	(106,683)	(28,011)	(76,795)	(5,165)	(76,880)	(32,869)
Profit (loss) for the year	240,363	39,405	212,294	126,665	153,269	10,028	151,935	118,734
Equity interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Although holding more than 50% in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the mandatory minimum dividend of 25% without the prior consent of the BNDES.

13.5.4    Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas, CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028 (information on energy capacity measures not audited by the independent auditors).

13.6Capital increase and decrease

13.6.1          CPFL Serviços and CPFL Telecom

At the Extraordinary General Meeting (EGM) held on April 26, 2016, the capital increases by the Company in subsidiaries CPFL Serviços and CPFL Telecom, in the amounts of R$ 43,026 and R$ 19,000 respectively, were approved.

13.6.2          CPFL Jaguariúna and Authi

At the Executive Officers Meeting held on April 27, 2016, the capital increases by the Company in subsidiaries CPFL Jaguariúna and Authi, in the amounts of R$ 80 and R$ 2,600, respectively, were approved.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(14)      PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2014	182,316	1,185,614	1,517,475	5,832,005	32,328	11,660	388,088	9,149,486
Historical cost	197,393	1,637,812	1,976,212	7,521,804	43,081	22,462	388,088	11,786,852
Accumulated depreciation	(15,077)	(452,199)	(458,737)	(1,689,799)	(10,753)	(10,802)	-	(2,637,366)

Additions	-	-	168	512	-	-	583,538	584,216
Disposals	(1,354)	(414)	(4,093)	(21,773)	(558)	(284)	-	(28,477)
Transfers	2,338	140	61,615	217,462	10,436	578	(292,569)	-
Reclassification - cost	(212)	328,101	(499,943)	172,169	22	(137)	-	-
Transfers from/to other assets - cost	(24)	2	(6,548)	6,598	(1)	(186)	630	471
Depreciation	(6,257)	(68,562)	(50,716)	(370,076)	(6,343)	(1,926)	-	(503,881)
Write-off of depreciation	-	139	204	3,572	379	186	-	4,480
Reclassification - depreciation	-	(68,775)	68,711	151	-	(88)	-	-
Transfers from/to other assets - depreciation	-	-	-	35	-	-	-	35
Impairment	-	-	(10,891)	(16,565)	(32)	(106)	(5,519)	(33,112)
As of December 31, 2015	176,807	1,376,246	1,075,982	5,824,089	36,230	9,696	674,166	9,173,217
Historical cost	198,141	1,965,641	1,516,228	7,878,838	52,947	22,323	674,166	12,308,285
Accumulated depreciation	(21,334)	(589,395)	(440,246)	(2,054,749)	(16,717)	(12,627)	-	(3,135,068)

Additions	-	171	-	236	-	-	1,084,612	1,085,019
Disposals	-	-	(421)	(6,705)	(1,249)	(779)	(26,696)	(35,850)
Transfers	8,325	95,799	177,902	1,160,915	22,467	456	(1,465,864)	-
Reclassification - cost	(137)	(1,434)	(40,852)	52,205	12	(39)	(1,219)	8,536
Transfers from/to other assets - cost	-	3	-	(5,025)	(167)	(452)	(10,523)	(16,164)
Depreciation	(7,632)	(75,659)	(54,035)	(377,529)	(8,888)	(1,676)	-	(525,420)
Write-off of depreciation	(7)	1	62	4,694	480	254	-	5,484
Reclassification - depreciation	(1,211)	(967)	(5,374)	(1,002)	7	11	-	(8,536)
Transfers from/to other assets - depreciation	-	3	(46)	1,374	150	91	-	1,572
Impairment	-	-	-	-	-	-	(5,221)	(5,221)
Business combination	-	-	-	2,140	27,175	-	1,049	30,364
As of December 31, 2016	176,145	1,394,162	1,153,220	6,655,391	76,217	7,562	250,302	9,712,998
Historical cost	206,330	2,060,191	1,652,934	9,066,408	106,920	21,507	250,302	13,364,592
Accumulated depreciation	(30,185)	(666,028)	(499,714)	(2,411,017)	(30,704)	(13,945)	-	(3,651,594)

Average depreciation rate 2016	3.86%	3.69%	3.30%	4.19%	14.31%	10.01%
Average depreciation rate 2015	3.86%	3.66%	3.46%	4.62%	14.24%	10.49%

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

In the financial statements, the balance of construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, especially for CPFL Renováveis’ projects, which has construction in progress of R$ 182,181 in December 31, 2016 (R$ 612,083 in December 31, 2015).

The amounts recognized in line item “Reclassification – cost”, related mainly to the subsidiary CPFL Renováveis, refer to transfers for adjustments between groups of property, plant and equipment and do not change the amount of the depreciation expense recognized in the period since their respective useful lives were not changed.In accordance with IAS 23 / CPC 20 (R1), the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. During 2016, R$ 54,733 was capitalized in the consolidated financial statements (R$ 34,212 in 2015) at a rate of 11.70% (11.16% in 2015).

In the consolidated financial statements, depreciation expenses are recognized in the statement of profit or loss in line item “depreciation and amortization” (note 29).

At December 31, 2016, the total amount of property, plant and equipment pledged as collateral for borrowings, as mentioned in note 17, is approximately R$ 4,198,472, mainly relating to the subsidiary CPFL Renováveis (R$ 4,157,894).

14.1 Impairment testing

For all the reporting years the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

As the Brazilian economic conditions have deteriorated even further during 2016, a complement of R$ 5,221 was recorded in subsidiary CPFL Telecom, relating to the provision for impairment of cash-generating units (in 2015, R$ 31,284 in the subsidiary CPFL Telecom and R$ 1,828 in subsidiary CPFL Total). This loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 29).

Such provisions for impairment were based on the assessment of the cash-generating units comprising fixed assets of those subsidiaries which, separately, are not featured as an operating segment (note 31). Additionally, during 2016 and 2015 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

Fair value was measured by using the cost approach, a valuation technique that reflects the amount that would be required at present to replace the service capacity of an asset (normally referred to as the cost of substitution or replacement). A provision for impairment of assets was recognized owing to the unfavorable scenario for the business of these subsidiaries and it was calculated based on their fair values, net of selling expenses.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(15)      INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
As of December 31, 2014	6,115	4,658,210	3,734,606	414,574	30,162	86,503	8,930,171
Historical cost	6,152	7,441,935	9,526,355	414,574	35,840	195,577	17,620,433
Accumulated amortization	(37)	(2,783,725)	(5,791,748)	-	(5,678)	(109,074)	(8,690,262)

Additions	-	-	-	879,851	-	9,298	889,149
Amortization	-	(302,665)	(460,774)	-	(1,419)	(12,604)	(777,462)
Transfer - intangible assets	-	-	512,912	(512,912)	-	-	-
Transfer - financial asset	-	-	387	(330,449)	-	-	(330,062)
Transfers from concession financial asset - extended concessions	-	-	488,635	48,563	-	-	537,198
Disposal and transfer - other assets	-	-	(26,584)	-	-	(6,228)	(32,813)
Impairment losses	-	-	-	-	-	(5,844)	(5,844)

As of December 31, 2015	6,115	4,355,546	4,249,182	499,627	28,743	71,125	9,210,338
Historical cost	6,152	7,441,902	10,348,857	499,627	35,840	192,626	18,525,004
Accumulated Amortization	(37)	(3,086,356)	(6,099,675)	-	(7,097)	(121,500)	(9,314,665)

Additions	-	-	-	1,213,924	-	10,507	1,224,431
Amortization	-	(255,110)	(498,891)	-	(1,419)	(12,438)	(767,858)
Transfer - intangible assets	-	-	610,032	(610,032)	-	-	-
Transfer - financial asset	-	-	9,452	(664,908)	-	-	(655,456)
Disposal and transfer - other assets	-	(7,283)	(48,346)	-	-	(7,410)	(63,040)
Business combinations	-	413,796	1,229,074	227,398	-	-	1,870,268
Impairment losses	-	(40,433)	-	-	-	(2,637)	(43,070)

As of December 31, 2016	6,115	4,466,516	5,550,502	666,008	27,324	59,147	10,775,613
Historical cost	6,152	7,602,941	11,987,109	666,008	35,840	183,138	20,481,188
Accumulated Amortization	(37)	(3,136,425)	(6,436,607)	-	(8,516)	(123,990)	(9,705,575)

In the consolidated financial statements the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 29).

As mentioned in note 11, in 2015 the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa made a transfer from concession financial assets to intangible assets in the amount of R$ 537,198, recognized in line item “Extension of concessions – transfer of financial asset”, whose amortization for the period from July to December 2015 was R$ 27,939.

In accordance with IAS 23 / CPC 20 (R1), the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the consolidated financial statements, in 2016, R$ 13,349 was capitalized (R$ 11,358 in 2015) at a rate of 7.74% p.a. (7.53% p.a. in 2015).

15.1Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Consolidated
	December 31, 2016			2015	2016	2015
	Historical cost	Accumulated amortization	Net value	Net value	Annual amortization rate
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(197,018)	107,843	117,829	3.28%	4.78%
CPFL Piratininga	39,065	(23,746)	15,319	16,614	3.31%	4.50%
RGE	3,150	(1,693)	1,457	1,590	4.24%	5.51%
CPFL Geração	54,555	(33,643)	20,912	22,757	3.38%	5.04%
CPFL Jaguari Geração	7,896	(3,582)	4,314	4,584	3.41%	6.36%
	409,527	(259,682)	149,845	163,373

Subsidiaries
CPFL Renováveis	3,717,093	(722,065)	2,995,028	3,195,215	5.39%	4.35%
RGE Sul	101,055	(1,531)	99,524	-	9.09%	-
RGE	618	(145)	473	516	7.06%	7.06%
	3,818,766	(723,742)	3,095,025	3,195,731

Subtotal	4,228,294	(983,424)	3,244,869	3,359,104

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(862,342)	257,924	281,551	2.11%	1.79%
RGE Sul	312,741	(4,759)	307,982	-	9.09%
CPFL Geração	426,450	(313,497)	112,953	122,919	2.34%	3.80%
Subtotal	1,859,457	(1,180,598)	678,859	404,470

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(722,461)	351,565	383,770	3.00%	4.34%
CPFL Piratininga	115,762	(70,366)	45,395	49,232	3.31%	4.50%
RGE	310,128	(171,659)	138,469	151,153	4.09%	5.32%
CPFL Jaguari Geração	15,275	(7,917)	7,358	7,818	3.01%	5.61%
Subtotal	1,515,190	(972,403)	542,787	591,972

Total	7,602,941	(3,136,425)	4,466,516	4,355,546

The intangible asset acquired in business combinations is associated to the right to operate the concessions and comprises:

- Intangible asset acquired, not merged

  Refers basically to the intangible asset from acquisition of the shares held by noncontrolling interests prior to adoption of CPC 15 and IFRS 3.

- Intangible asset acquired and merged - Deductible

Refers to the intangible asset from the acquisition of subsidiaries that were merged into the respective equity, without application of CVM Instructions No. 319/1999 and No. 349/2001, that is, without segregation of the amount of the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL requirements and avoid the amortization of the intangible asset resulting from the merger of parent company causing a negative impact on dividend paid to noncontrolling interests, the subsidiaries applied the concepts of CVM Instructions No. 319/1999 and No. 349/2001 to the intangible asset. A reserve was therefore recognized to adjust the intangible, against a special goodwill reserve on the merger of equity in each subsidiary, so that the effect of the transaction on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in subsidiaries, and in order to adjust this, a nondeductible intangible asset was recognized for tax purposes.

Effective January 1, 2016, in compliance with the amendments to IAS 16/CPC 27 and IAS 38/CPC 04 (R1), the Company and its subsidiaries started to adopt prospectively, for all cases, the straight-line method of amortization over the remaining concession period.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

15.2Impairment test

For all the reporting years, the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

As the Brazilian economic conditions have deteriorated even further during 2016, a complement of R$ 2,637 was recorded in subsidiary CPFL Telecom, relating to the provision for impairment of cash-generating units (in 2015, R$ 1,835 in the subsidiary CPFL Telecom and R$ 4,009 in the subsidiary CPFL Total). This loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 29). Furthermore, the subsidiary CPFL Renováveis recognized a loss of R$ 40,433 on the intangible assets acquired in the business combination of Aiuruoca.

Such provisions for impairment were based on the assessment of these cash-generating units formed by the intangible assets of those subsidiaries, which, separately, do not feature an operating segment (note 31). Additionally, during 2016 and 2015 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

For fair value measurement the cost approach was used, this is a valuation technique that reflects the amount that would be currently required to replace the service capacity of an asset (normally referred to as cost of substitution or replacement). The recognition of the provision for impairment of assets was due to the unfavorable scenario for the businesses of these subsidiaries and was calculated based on their fair values net of selling expenses.

(16)      TRADE PAYABLES

	Consolidated
	Dec. 31, 2016	Dec. 31, 2015
Current
System service charges	59,935	203,961
Energy purchased	1,868,950	2,402,823
Electricity network usage charges	121,884	106,940
Materials and services	545,468	331,809
Free energy	131,893	115,676
Total	2,728,130	3,161,210

Noncurrent
Energy purchased	129,148	-
Materials and services	633	633
Total	129,781	633

The amounts of electricity supply recorded in noncurrent refer to the sale made by the indirect subsidiary RGE Sul in the period from September 1, 2000 to December 31, 2002, relating to the electricity purchase and sale transactions made on the Electric Energy Commercialization Chamber (CCEE) and adjusted, in 2002 and 2003, based on information and calculations prepared and disclosed by CCEE, the payment of which is suspended due to the judicial injunction obtained by the indirect subsidiary until the judgment of the lawsuit (notes 6 and 24).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(17)      INTEREST ON DEBTS AND BORROWINGS

	Consolidated
	December 31, 2016				December 31, 2015
	Interest - Current and noncurrent	Principal		Total	Interest - Current and noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Local currency
Investment	17,827	842,015	4,606,227	5,466,069	17,775	693,058	4,970,715	5,681,549
Rental assets	38	1,034	3,955	5,028	17	687	3,434	4,138
Financial Institutions	234,096	255,355	1,517,251	2,006,702	179,656	382,411	1,350,746	1,912,812
Others	50	59,756	42,370	102,176	764	134,960	10,002	145,726
Total at cost	252,011	1,158,159	6,169,803	7,579,974	198,212	1,211,115	6,334,897	7,744,225

Measured at fair value
Foreign currency
Financial Institutions	22,062	595,101	4,922,463	5,539,626	40,714	1,651,199	5,560,517	7,252,430
Mark to market	-	(1,764)	(35,651)	(37,415)	-	(29,269)	(282,980)	(312,249)
Total at fair value	22,062	593,337	4,886,812	5,502,211	40,714	1,621,930	5,277,536	6,940,180

Borrowing costs	-	(5,213)	(32,930)	(38,143)	-	(1,391)	(20,227)	(21,618)

Total	274,073	1,746,284	11,023,685	13,044,041	238,926	2,831,654	11,592,206	14,662,787

	Consolidated
Measured at amortized cost	Dec. 31, 2016	Dec. 31, 2015	Annual interest	Amortization	Collateral
Local currency
Investment
CPFL Paulista
FINEM V	37,078	70,293	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	3,638	5,384	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	30,835	38,386	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	149,984	197,145	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	8,907	10,412	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	163,404	191,022	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	57,798	63,777	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	73,435	65,304	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	132,622	130,774	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	25,356	33,808	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	19,970	37,859	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	1,173	1,736	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	16,035	19,962	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	43,836	57,621	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,339	2,735	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	40,664	47,536	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	41,620	39,605	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	65,778	69,054	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	28,198	30,463	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	12,023	16,031	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	22,444	42,549	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	11,828	14,725	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	80,126	105,322	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	942	1,102	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	60,085	70,240	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	39,442	43,522	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	65,261	59,348	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	81,394	76,728	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	6,033	8,045	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	168	227	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	579	715	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
CPFLSanta Cruz
FINEM	9,094	10,306	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,381	3,663	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	6,062	7,382	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
FINEM	3,397	3,850	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,239	1,343	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,224	2,709	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
FINEM	2,412	2,734	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,731	1,876	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,122	3,803	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Santander - Bank credit note	1,464	1,710	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Santander - Bank credit note	572	808	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,422	2,745	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,287	1,394	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,321	2,826	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Santander - Bank credit note	1,883	2,200	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Santander - Bank credit note	736	1,039	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Santander - Bank credit note	1,413	1,932	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Santander - Bank credit note	4,081	4,619	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
RGE SUL
FINEP I	7,757	-	Fixed rate 5%	81 monthly installments from September 2013	Bank guarantee
FINEP II	7,562	-	TJLP	73 monthly installments from May 2016	Bank guarantee
CPFL Serviços
FINAME	1,297	1,509	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	313	357	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	668	864	Fixed rate 7.7% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	11,292	13,049	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	47	60	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	2,249	2,659	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	101	108	Fixed rate 6%	96 monthly installments from July 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,768	6,496	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	762	1,002	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	3,870	4,006	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,589	-	Fixed rate 6% to 10% (e)	66 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,832	-	TJLP + 3.50% (e)	48 monthly installments from July 2017	CPFL Energia guarantee and liens on equipment
FINAME	2,511	-	SELIC + 3.86% to 3.90% (k)	48 monthly installments from July 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,147	-	SELIC + 3.74% (d)	36 monthly installments from November 2018	CPFL Energia guarantee and liens on equipment
FINAME	495	-	TJLP + 3.40% (h)	36 monthly installments from November 2018	CPFL Energia guarantee and liens on equipment

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CERAN
BNDES	266,484	312,150	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
BNDES	48,409	68,993	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
CPFL Transmissão Piracicaba
FINAME	16,871	19,466	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,448	7,610	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	7,849	7,018	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,342	21,544	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	470	-	TJLP (l)	60 monthly installments from December 2016	CPFL Energia guarantee
CPFL Renováveis
FINEM I	262,224	290,445	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint and several debtor, letters of guarantee
FINEM II	22,210	25,308	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, liens on assets and assignment of credit rights
FINEM III	495,912	528,528	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM V	80,362	90,678	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis as joint and several debtors.
FINEM VI	74,737	79,457	TJLP + 2.05%	192 monthly installments from October 2013	Pledge of CPFL Renováveis shares, assignment of receivables
FINEM VII	138,474	156,737	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM IX	25,195	32,289	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares, liens on machinery and equipment, real estate mortgages and guarantee letter
FINEM X	230	528	TJLP	84 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM XI	105,670	115,676	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM XII	317,289	335,894	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XIII	318,257	296,891	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and machinery and equipment of SPE , assignment of rights
FINEM XIV	-	11,599	TJLP + 3.50%	120 monthly installments from June 2007	Pledge of shares and of credit rights, liens on machines and equipment to be acquired with the resources of the operation
FINEM XV	27,305	31,227	TJLP + 3.44%	139 monthly installments from September 2011	Pledge of shares, assignment of credit rights, pledge of grantor rights and reserve account
FINEM XVI	6,418	8,500	Fixed rate 5.50%	101 monthly installments from September 2011	Pledge of shares, assignment of credit rights, pledge of grantor rights and reserve account
FINEM XVII	460,426	490,786	TJLP + 2.18%	192 monthly installments from January 2013	Pledge of shares, assignment of credit rights, liens on machinery and equipment, assignment of receivables, reserve account
FINEM XVIII	13,763	18,481	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XIX	29,559	31,381	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and assignment of receivables
FINEM XX	44,650	52,091	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and assignment of receivables
FINEM XXI	40,281	42,765	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and assignment of receivables
FINEM XXII	39,281	45,828	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and assignment of receivables
FINEM XXIII	1,729	2,305	Fixed rate 4.5%	102 monthly installments from June 2011	Pledge of shares and assignment of receivables
FINEM XXIV	109,580	136,528	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, liens on assets, joint assignment of credit rights
FINEM XXV	87,492	79,010	TJLP + 2.18%	192 monthly installments from July 2016	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVI	525,011	270,768	TJLP + 2.75%	192 monthly installments from July 2017	Penhor de ações e de máquinas e equipamentos, cessão fiduciária dos direitos creditórios, conta reserva. Pledge of shares and machines and equipment, assignment of credit rights, reserve account
FINEM XXVII	70,532	-	TJLP + 2,02%	162 monthly installments from November 2016	Pledge of shares of the intervening parties, assignment of credit rights, pledge of incidental rights authorized by ANEEL and SPE Reserve Account
FINAME IV	2,857	3,327	Fixed rate 2.5%	96 monthly installments from February 2015	Liens and CPFL Renováveis guarantee
FINEP I	1,397	1,890	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,445	10,383	TJLP - 1.0%	85 monthly installments from June 2017	Bank guarantee
FINEP III	5,232	6,374	TJLP + 2.0%	73 monthly installments from July 2015	Bank guarantee
BNB I	100,323	108,835	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Liens, pledge of shares and SIIF Energy guarantee
BNB II	158,364	165,324	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	29,020	30,837	Fixed rate 9.5%	228 monthly installments from July 2009	Guarantee, liens on assets, assignment of credit rights
NIB	67,872	72,739	IGPM + 8.63%	50 quarterly installments from June 2011	No guarantee
Banco do Brasil	-	31,014	Fixed rate 10.0%	132 monthly installments from June 2010	Pledge of shares, pledge of the intervening parties and credit rights, assignment of revenues, bank guarantee, insurance and reserve account
CPFL Brasil
FINEP	-	1,864	Fixed rate 5%	81 monthly installments from August 2011	Receivables

Purchase of assets
CPFL ESCO
FINAME	2,923	3,544	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee
FINAME	99	117	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	234	261	TJLP + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	219	216	SELIC + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	121	-	Fixed rate 9.5%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	678	-	Fixed rate 9.5% (e)	48 monthly installments from February 2017	CPFL Energia guarantee and liens on equipment
FINAME	753	-	TJLP + 3.50% (e)	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment

Financial institutions
CPFL Energia
Santander - Working capital	-	331,343	86.40% of CDI	1 installment in January 2016	No guarantee
CPFL Paulista
Banco do Brasil - Working capital	380,403	331,549	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	66,951	58,353	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	50,213	43,764	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	6,925	7,637	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	5,405	6,587	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	20,955	23,790	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	15,658	17,268	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	6,993	8,052	CDI + 1.33% (f)	12 semiannual installments from January 2016	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	31,954	27,850	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	7,888	8,914	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
Banco IBM - Working capital	6,784	-	CDI + 1.27% (g)	Semiannual installments from February 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	4,413	3,846	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	10,726	13,266	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	11,297	12,825	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	28,911	25,198	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	3,481	4,305	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	13,296	14,663	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CPFL Serviços
Banco IBM - Working capital	3,473	5,111	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	641,316	642,124	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	250,363	290,679	CDI + 0.5% (i)	8 annual installment from June 2013	Pledge of shares
Safra	208,547	-	105% of CDI	14 installments from August 2016	Redeemable preferred shares structure
Banco BBM - Bank credit note	44,171	-	CDI + 3.40%	1 installment in March 2018	No guarantee
Banco ABC - Bank credit note	44,217	-	CDI + 3.80%	1 installment in December 2017	No guarantee
Banco ABC - Promissory notes	105,883	-	CDI + 3.80%	Semiannual installments from February 2017	No guarantee
CPFL Telecom
Banco IBM - Working capital	31,449	35,689	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee
CPFL Transmissão Morro Agudo
Santander	5,031	-	CDI + 1.60% (k)	1 installment in March 2017	CPFL Energia guarantee

Others
Eletrobrás
CPFL Paulista	2,960	3,931	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	-	88	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	5,851	7,658	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	508	1,029	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	338	532	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	303	544	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	9	24	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	122	170	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
RGE SUL	25,946	-	Fixed rate 5%	120 monthly installments from June 2012	Bank guarantee
Others	66,141	131,751
Subtotal local currency	7,579,974	7,744,225

Foreign currency
Measured at fair value
Financial institutions
CPFL Energia
Santander	-	293,660	US$ + 1.547% (3)	1 installment in February 2016	No guarantee
Bradesco	-	154,665	US$ + 1.72% (2) (f)	1 installment in June 2016	No guarantee
Santander	-	197,044	US$ + 1.918% (3)	1 installment in September 2016	No guarantee
CPFL Paulista
Bank of America Merrill Lynch (***)	327,503	397,324	US$+Libor 3 months+1.35% (3) (f)	1 installment in october 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	146,703	175,750	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	163,279	195,524	US$ + Libor 3 months + 0.88% (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	163,106	195,380	US$+Libor 3 months+0.80% (3) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	68,663	85,991	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	-	195,502	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Citibank	-	227,397	US$ + Libor 3 months + 1.44% (3)	1 installment in January 2020	CPFL Energia guarantee and promissory notes
HSBC	282,808	338,504	US$ + Libor 3 months + 1.30% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	130,522	156,381	US$ + 2.28% to 2.32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	115,382	138,255	US$ + 2.36% to 2.39% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	82,544	98,891	US$ + 2.74% (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	49,311	59,080	US$ + 2.2% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	490,334	587,094	US$ + Libor 3 months + 1.40% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	244,484	292,895	US$+Libor 3 months+1.55% (3) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	-	196,502	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	95,502	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	218,104	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Bank of America Merrill Lynch	-	48,964	US$ + Libor 3 months + 1.15% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	97,849	US$ + Libor 3 months + 1.15% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
BNP Paribas	188,822	236,474	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	204,486	244,778	US$ + Libor 3 months + 1.41% (3)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	163,225	195,502	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	-	177,268	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	124,737	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	54,235	64,980	US$ + 2.08% (3)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	163,712	195,938	US$ + Libor 3 months + 1.35% (3) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	218,104	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	58,852	70,439	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	267,740	320,602	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	-	58,683	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	-	274,426	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
HSBC	44,496	53,260	US$ + Libor 3 months + 1.30% (3)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	199,826	239,453	US$ + 2.78% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	139,466	US$ + 1.35% (3)	1 installment in February 2016	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	218,104	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
Santander	-	34,679	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,556	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Santander	-	38,147	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,556	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	16,556	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Santander	-	53,752	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,556	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	326,159	390,757	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
China Construction Bank - Bank credit note	97,946	-	US$+Libor 3 months + 1.60% + 1.4% fee (4)	1 installment in June 2019	CPFL Energia guarantee and promissory notes
Scotiabank	117,550	-	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
Citibank	391,380	-	US$+Libor 3 months + 1.41% (3) (f)	3 annual installments from September 2018	CPFL Energia guarantee and promissory notes
China Construction Bank - Bank credit note	32,624	-	US$ + 3.37% (4) (g)	1 installment in September 2019	CPFL Energia guarantee and promissory notes
Scotiabank	163,125	-	US$ + 3.13% (f)	1 installment in December 2019	CPFL Energia guarantee
CPFL Serviços
J.P. Morgan	-	14,760	US$ + 1.75% (3)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
Paulista Lajeado
Banco Itaú	35,771	42,862	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	44,501	53,317	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes

Mark to market	(37,415)	(312,249)

Subtotal foreign currency	5,502,211	6,940,180

Borrowing costs (*)	(38,143)	(21,618)

Total - Consolidated	13,044,041	14,662,787

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

The subsidiaries hold swaps converting the operating cost of currency variation to interest rate variation in reais, corresponding to:

(1) 143.85% of CDI                               (3) 99% to 109% of CDI

(2) 95.20% of CDI                                 (4) 109.1% to 119% of CDI

Effective rate:

(a) 30% to 40% of CDI                          (e) 80.1% to 90% of CDI                       (i) CDI + 0.73%

(b) 40.1% to 50% of CDI                       (f) 100.1% to 110% of CDI                    (J) Fixed rate 10.57%

(c) 60.1% to 70% of CDI                       (g) 110.1% to 120% of CDI                   (k) 130.01% a 140% of CDI

(d) 70.1% to 80% of CDI                      (h) 120.1% to 130% of CDI                   (l) 50.1% a 60% of CDI

(*) In accordance with IAS 39 / CPC 38, this refers to the fundraising costs attributable to issuance of the respective debts.

(**) Syndicated transaction – borrowings in foreign currency, having as counterpart a group of financial institutions.

In conformity with CPC 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification as financial liabilities of borrowings measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the borrowings, in order to obtain more relevant and consistent accounting information. At December 31, 2016, the total balance of the borrowings measured at fair value was R$ 5,502,211 (R$ 6,940,180 at December 31, 2015).

Changes in the fair values of these borrowings are recognized in the finance income/cost of the Company and its subsidiaries. Accumulated gains of R$ 37,415 (R$ 312,249 at December 31, 2015) on marking the borrowings to market, aligned with gains of R$ 24,504 (losses of R$ 184,518 at December 31, 2015) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 35), resulted in a total net gain of R$ 61,919 (R$ 127,731 at December 31, 2015).

The maturities of the principal of borrowings are scheduled as follows:

Maturity	Consolidated
2018	4,034,972
2019	2,784,486
2020	1,356,467
2021	688,645
2022	489,441
2023 to 2027	1,230,202
2028 to 2032	458,899
2033 to 2037	16,225
Subtotal	11,059,336
Mark to market	(35,651)
Total	11,023,685

The main indexes used for adjusting borrowings for inflation and the indebtedness profile in local and foreign currency, already considering the effects of the derivative instruments, are as follows:

			Consolidated
	Accumulated variation		% of debt
Index	2016	2015	Dec. 31, 2016	Dec. 31, 2015
IGP-M	7.17	10.54	0.53	0.50
UMBND	(16.30)	47.00	0.38	0.49
TJLP	7.50	6.21	31.48	27.67
CDI	13.63	13.18	56.31	61.60
Others			11.31	9.74
			100.00	100.00

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Main borrowings in the year:

		R$ thousand
Company	Bank / credit issue	Total approved	Released in 2016	Released net of fundraising costs	Interest	Utilization

Local currency
Investment
CPFL Paulista	FINEM VII	427,716	27,075	26,421	Quarterly	Subsidiary's investment plan
CPFL Piratininga	FINEM VI	194,862	7,866	7,586	Quarterly	Subsidiary's investment plan
RGE	FINEM VII	266,790	21,125	20,740	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	12,277	11,886	11,886	Quarterly	Subsidiary's investment plan
CPFL Esco	FINAME (a)	1,543	1,525	1,525	Quarterly	Subsidiary's investment plan
CPFL Renováveis	FINEM XIII	379,948	38,873	38,873	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVII	69,103	67,628	67,628	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVI	764,109	219,028	218,370	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXV	84,338	6,676	6,676	Monthly	Subsidiary's investment plan
Financial institutions
CPFL Sul Paulista	Banco IBM - Bank credit notes (a)	6,459	6,459	6,459	Semiannually	Working capital improvement
CPFL Transmissão Morro Agudo	Santander / Bank credit notes (a)	5,000	5,000	5,000	With the principal	Working capital improvement
CPFL Renováveis: Alto Irani	Banco Safra / Redeemable preferred shares of the subsidiary Alto Irani (a)	75,000	75,000	73,416	Semiannually	Subsidiary's investment plan
CPFL Renováveis: Plano Alto	Banco Safra / Redeemable preferred shares of the subsidiary Plano Alto (a)	55,000	55,000	53,838	Semiannually	Subsidiary's investment plan
CPFL Renováveis: Figueirópolis	Banco Safra / Redeemable preferred shares of the subsidiary Figueirópolis (a)	70,000	70,000	68,521	Semiannually	Subsidiary's investment plan
CPFL Renováveis - Parent company	Banco BBM - Bank credit notes (a)	44,000	44,000	44,000	With the principal	Working capital improvement
CPFL Renováveis - Parent company	Banco ABC - Bank credit notes (a)	44,000	44,000	44,000	With the principal	Subsidiary's investment plan
CPFL Renováveis - Parent company	Banco ABC - Promissory notes (a)	100,000	100,000	99,294	Semiannually	Working capital improvement
		2,600,145	801,141	794,233

Foreign currency
Financial institutions
CPFL Paulista	Syndicalized transaction: Bank of America Merrill Lynch, Citibank, HSBC and EDC / Law 4.131	236,127	236,127	232,458	Quarterly	Working capital improvement
CPFL Piratininga	Syndicalized transaction: Bank of America Merrill Lynch, Citibank, HSBC and EDC / Law 4.131	236,127	236,127	232,461	Quarterly	Working capital improvement
RGE	Syndicalized transaction: Bank of America Merrill Lynch, Citibank, HSBC and EDC / Law 4.131	236,127	236,127	232,461	Quarterly	Working capital improvement
CPFL Santa Cruz	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannually	Working capital improvement
CPFL Leste Paulista	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannually	Working capital improvement
CPFL Sul Paulista	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannually	Working capital improvement
CPFL Jaguari	Scotiabank / Law 4.131	16,484	16,484	16,484	Semiannually	Working capital improvement
CPFL Geração	Scotiabank / Law 4.131	117,036	117,036	117,036	Semiannually	Working capital improvement
CPFL Geração	Scotiabank / Law 4.131	174,525	174,525	174,525	Semiannually	Working capital improvement
CPFL Geração	Citibank / Law 4.131	397,320	397,320	397,320	Quarterly	Working capital improvement
CPFL Geração	CCB China / Law 4.131 (a)	137,071	137,071	137,071	Quarterly	Working capital improvement
		1,600,269	1,600,269	1,589,269

		4,200,414	2,401,411	2,383,502

(a) the agreement has no restrictive covenants

Restrictive covenants

BNDES:

Borrowings from the BNDES restrict the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CERAN and CPFL Telecom to: (i) not paying dividends and interest on capital totaling more than the minimum mandatory dividend laid down by law without after fulfillment of all contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

Maintaining, by these subsidiaries, the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.5;

•         Net indebtedness divided by the sum of net indebtedness and Equity – maximum of 0.90.

CPFL Geração

The borrowings from the BNDES raised by the indirect subsidiary CERAN establish the following parameters to be maintained in the indirect subsidiary:

•         Maintaining the debt service coverage ratio at 1.3 during the amortization period;

•         Restrictions on the payment of dividend to the subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior approval of the BNDES.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CPFL Telecom

Maintaining, by the Company, the following ratios:

•         Equity / (Equity + Net Bank Debt) of more than 0.28;

•         Net Bank Debt / Adjusted EBITDA of less than 3.75.

CPFL Renováveis (calculated in indirect subsidiary CPFL Renováveis and its subsidiaries, except when mentioned in each specific item):

FINEM I and FINEM VI

•         Maintaining the debt service coverage ratio “ICSD” (cash balance for the prior year + cash generation for the current year) / (debt service charge for the current year) at 1.2;

•         Own capitalization ratio of 25% or more.

As of December 31, 2016 the indirect subsidiaries SPE Ninho da Águia Energia S.A., SPE Paiol Energia S.A. and SPE Várzea Alegre Energia S.A (subsidiaries of CPFL Renováveis) had not complied with the debt coverage ratio (ICSD), which requires cash generation of 1.2 times the debt service amount for the period. The total amount of the debts, R$ 87,376, was classified in current liabilities. Early maturity of the debt due to non-compliance with the debt coverage ratio agreed was not declared at December 31, 2016 and on March 7, 2017, the subsidiaries obtained a waiver from BNDES to determine the debt coverage ratio for the second semester of 2016. Failure to comply with the covenant also did not result in early maturity of other debts with specific cross-default conditions.

FINEM II and FINEM XVIII

•         Restrictions on the payments of dividend if a debt service coverage ratio of 1.0 or more and a general indebtedness ratio of 0.8 or less are not achieved.

FINEM III

•         Maintaining Equity/(Equity + Net Bank Debt) ratio of more than 0.28, determined in the Company's annual consolidated financial statements;

•         Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

FINEM V

•         Maintaining the debt service coverage ratio at 1.2;

•         Maintaining the own capitalization ratio at 30% or more.

FINEM VII, FINEM X and FINEM XXIII

•         Maintaining the annual debt service coverage ratio at 1.2;

•         Distribution of dividend limited to the Total Liabilities/ ex-Dividend Equity ratio of less than 2.33.

FINEM IX, FINEM XIII and FINEM XXV

•         Maintaining the Debt Service Coverage Ratio at 1.3 or more.

FINEM XXVI

•         Maintaining the Debt Service Coverage Ratio of the subsidiaries related to the contract at 1.3 or more;

•         Maintaining the consolidated Debt Service Coverage Ratio at 1.3, or more, determined in the consolidated financial statements of the subsidiary Turbina 16 (“T-16”).

FINEM XI and FINEM XXIV

•         Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

FINEM XII

•         Maintaining the Debt Service Coverage Ratio of the indirect subsidiaries Campo dos Ventos II Energias Renováveis S.A., SPE Macacos Energia S.A., SPE Costa Branca Energia S.A., SPE Juremas Energia S.A. and SPE Pedra Preta Energia S.A. at 1.3 or more after amortization starts;

•         Maintaining the Consolidated Debt Service Coverage Ratio at 1.3 or more, determined in the consolidated financial statements of Eólica Holding S.A., after amortization starts.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

FINEM XV and FINEM XVI

•         Maintaining the quarterly equity ratio (ICP) at 25% or more, defined by the ratio of Equity to Total Assets;

•         Maintaining the quarterly debt service coverage ratio at 1.2 or more during the amortization period.

FINEM XVII

•         Maintaining the debt service coverage ratio at 1.2 or more during the amortization period;

•         Maintaining the annual consolidated debt service coverage ratio at 1.3 or more, determined in the consolidated financial statements of Desa Eólicas S.A.

FINEM XIX, FINEM XX, FINEM XXI and FINEM XXII

•         Maintenance of Debt Service Coverage Ratio of 1.2 or more during the effective period of the agreement;

•         Maintenance of Net Debt/EBITDA ratio of 6.0 or less in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 in 2017 and thereafter, determined in the consolidated financial statements of CPFL Renováveis during the effective period of the agreement;

•         Maintenance of an Equity/(Equity + Net Debt) ratio of 0.41 or more from 2014 to 2016 and 0.45 in 2017 and thereafter, determined in the consolidated financial statements of CPFL Renováveis, during the effective period of the agreement.

In December 2016 the Company obtained from BNDES approval for non-compliance with the Net Debt/EBITDA ratio without the acceleration of the debt maturity for the year ended December 31, 2016.

FINEM XXVII

•         Maintaining the debt service coverage ratio at 1.2 or more;

•         Maintaining the equity ratio (ICP) at 39.5% or more, defined by the ratio of Equity to Total Assets.

HSBC

•         From 2014, there is the obligation to maintain the Net Debt/ EBITDA ratio of less than 4.50 in June 2014, 4.25 in December 2014, 4.0 in June 2015 and 3.50 in the other half yearly periods until settlement.

NIB

•         Maintaining the half-yearly debt service coverage ratio at 1.2;

•         Maintaining an indebtedness ratio of 70% or less;

•         Maintaining the Financing Term Coverage ratio at 1.7 or more.

Banco do Brasil

•         Maintaining the annual debt service coverage ratio at 1.2 or more during the amortization period.

Foreign currency borrowings - Bank of America Merrill Lynch, J.P Morgan, Citibank, Scotiabank, Bank of Tokyo-Mitsubishi, Santander, Sumitomo, Mizuho, HSBC, BNP Paribas and syndicated transaction (Law 4.131)

The foreign currency borrowings taken under Law 4.131 are subject to certain restrictive covenants, and include clauses that require the Company to maintain certain financial ratios within pre-established parameters, calculated semiannually.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Finance Income (Costs) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA for the Company takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the direct or indirect Company’s interest in those companies (for both EBITDA and assets and liabilities).

Various borrowings of the direct and indirect subsidiaries were subject to acceleration of their maturities in the event of any changes in the Company’s shareholding structure, except if at least one of the following shareholders, Camargo Corrêa and Previ, remained directly or indirectly in the Company’s control block.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

In view of the change of the Company’s shareholding control in January 2017, the Company negotiated previously with the creditors of the Company and its direct and indirect subsidiaries the non-acceleration of the maturities of such borrowings, which started including State Grid International Development Limited or any entity directly or indirectly controlled by State Grid Corporation of China as exception for non-acceleration of their maturities.

Furthermore, failure to comply with the obligations or restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In Management’s opinion, all restrictive covenants and financial and non-financial clauses are adequately complied with, except as mentioned previously in relation to the indirectly-controlled entity CPFL Renováveis, at December 31, 2016.

(18)      DEBENTURES AND INTERESTS ON DEBENTURES

		Consolidated
		December 31, 2016				December 31, 2015
	Issue	Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent company
5th Issue	Single series	18,069	-	620,000	638,069	-	-	-	-

CPFL Paulista
6th Issue	Single series	47,079	198,000	462,000	707,079	47,292	-	660,000	707,292
7th Issue	Single series	28,913	-	505,000	533,913	29,546	-	505,000	534,546
		75,992	198,000	967,000	1,240,992	76,838	-	1,165,000	1,241,838

CPFL Piratininga
6th Issue	Single series	7,846	33,000	77,000	117,846	7,882	-	110,000	117,882
7th Issue	Single series	13,455	-	235,000	248,455	13,749	-	235,000	248,749
		21,301	33,000	312,000	366,301	21,631	-	345,000	366,631

RGE
6th Issue	Single series	35,666	150,000	350,000	535,666	35,828	-	500,000	535,828
7th Issue	Single series	9,733	-	170,000	179,733	9,946	-	170,000	179,946
		45,399	150,000	520,000	715,399	45,774	-	670,000	715,774

RGE SUL
4th Issue	Single series	32,058	-	1,100,000	1,132,058	-	-	-	-

CPFL Santa Cruz
1st Issue	Single series	550	32,500	32,500	65,550	568	-	65,000	65,568

CPFL Brasil
2nd Issue	Single series	-	-	-	-	2,794	-	228,000	230,794
3rd Issue	Single series	11,657	-	400,000	411,657	-	-	-	-
		11,657	-	400,000	411,657	2,794	-	228,000	230,794

CPFL Geração
5th Issue	Single series	12,969	546,000	546,000	1,104,969	13,382	-	1,092,000	1,105,382
6th Issue	Single series	23,228	-	460,000	483,228	23,531	-	460,000	483,531
7th Issue	Single series	16,379	-	635,000	651,379	16,770	-	635,000	651,770
8th Issue	Single series	3,369	-	85,520	88,889	3,153	-	80,024	83,177
9th Issue	Single series	524	-	50,278	50,802
		56,470	546,000	1,776,798	2,379,268	56,835	-	2,267,024	2,323,859

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	762	41,938	461,314	504,014	788	38,965	467,577	507,329
1st Issue - PCH Holding 2	Single series	644	8,700	132,091	141,435	616	8,701	140,792	150,109
1st Issue - Renováveis	Single series	6,160	43,000	322,500	371,660	6,579	43,000	365,500	415,079
2nd Issue - Renováveis	Single series	11,486	30,000	270,000	311,486	11,894	-	300,000	311,894
3rd Issue - Renováveis	Single series	4,444	-	296,000	300,444	4,589	-	296,000	300,589
4th Issue - Renováveis	1st series	7,925	-	200,000	207,925	-	-	-	-
1st Issue - DESA	Single series	425	17,500	-	17,925	862	17,500	17,500	35,862
2nd Issue - DESA	Single series	29,153	-	65,000	94,153	16,487	-	65,000	81,487
1st Issue - Turbina 16	Single series	-	-	-	-	1,810	277,200	-	279,010
1st Issue - Campos dos Ventos V	Single series	-	-	-	-	374	42,000	-	42,374
1st Issue - Santa Úrsula	Single series	-	-	-	-	275	30,800	-	31,075
1st Issue - Pedra Cheirosa I	Single series	6,675	52,200	-	58,875	-	-	-	-
1st Issue - Pedra Cheirosa II	Single series	6,114	47,800	-	53,914	-	-	-	-
1st Issue - Boa Vista II	Single series	6,395	50,000	-	56,395	-	-	-	-
		80,183	291,138	1,746,905	2,118,226	44,274	458,165	1,652,369	2,154,808

Borrowing costs (**)		(7,346)	(8,545)	(51,684)	(67,575)	-	-	(28,842)	(28,842)

		334,333	1,242,095	7,423,519	8,999,946	248,714	458,165	6,363,552	7,070,430

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for earnings per share (note 26)

(**) In accordance with CPC 08/IAS 39, this refers to borrowings costs attributable to issuance of the respective debt instruments.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Issue	Quantity issued	Annual remuneration	Annual effective rate	Amortization conditions	Collateral
Parent company
5th Issue	Single series	62,000	114.5% of CDI	120.65% of CDI	2 annual installments from October 2019	No guarantee

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

RGE SUL
4th Issue	Single series	110,000	114.50% of CDI	120.65% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
3rd Issue	Single series	40,000	114.5% of CDI	124.04%% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee
9th Issue	Single series	50,000	IPCA+ 5.48%	101.74% of CDI	1 installment in October 2021	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
4th Issue - Renováveis	1st series	20,000	126% CDI	134.22% CDI	3 annual installments from September 2019	CPFL Renováveis guarantee
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - Turbina 16	Single series	27,720	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Campos dos Ventos V	Single series	4,200	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Santa Úrsula	Single series	3,080	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa II	Single series	4,780	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Boa Vista II	Single series	5,000	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee

The subsidiaries entered into swap transactions in which they swap the fixed interest component of the transaction for the fluctuation of the interest rate in reais, corresponding to:

(1) 100.15% to 106.9% of CDI

(2) 107% to 107.9% of CDI

(3) 108% to 108.1% of CDI

The maturities of the debentures’ principal recognized in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
2018	1,655,227
2019	3,000,726
2020	1,771,096
2021	595,340
2022	129,920
2023 to 2027	230,095
2028 to 2032	41,113
Total	7,423,519

Main debentures issued during the year

			R$ thousand
Company	Issue		Released in 2016	Released net of borrowing costs	Interest	Utilization
		Quantity issued

CPFL Energia - Parent company	5th Issue	62,000	620,000	609,060	Semiannual	Indirect acquisition of RGE Sul shares
CPFL Brasil	3rd Issue	40,000	400,000	389,077	Semiannual	Indirect acquisition of RGE Sul shares
CPFL Geração	9th Issue	50,000	50,000	48,843	Annual	Subsidiary's investment plan
CPFL Renováveis: Pedra Cheirosa I (a)	1st issue	5,200	52,200	51,602	With the principal	Subsidiary's investment plan
CPFL Renováveis: Pedra Cheirosa II (a)	1st issue	4,780	47,800	47,251	With the principal	Subsidiary's investment plan
CPFL Renováveis: Boa Vista II (a)	1st issue	5,000	50,000	49,426	With the principal	Subsidiary's investment plan
CPFL Renováveis - parent company	4th Issue	20,000	200,000	195,589	Semiannual	Debt profile and working capital improvement
			1,420,000	1,390,847

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(a) the agreement has no restrictive covenants.

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, which include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Geração, CPFL Brasil and CPFL Santa Cruz

Maintaining, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Finance Income (Costs) - minimum of 2.25;

For purposes of determination of covenants, the definition of EBITDA, in the Company, takes into consideration the consolidation of subsidiaries, associates and joint ventures based on the Company’s interest in those companies (both for EBITDA and assets and liabilities).

CPFL Renováveis

The issues of debentures for the year ended December 31, 2016 contain clauses that require the subsidiary CPFL Renováveis to maintain the following financial ratios:

1st Issue of CPFL Renováveis

•         Operating debt service coverage ratio - minimum of 1.00;

•         Debt service coverage ratio - minimum of 1.05;

•         Net indebtedness divided by EBITDA- maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020;

•         EBITDA divided by Net finance costs - minimum of 1.75.

The subsidiary obtained approval from the debentureholders for non-compliance with the following:

(i)       Debt Service Coverage ratio related to the calculation of December 2015, through the General Meeting of Debentureholders held on December 21, 2015.

(ii)     Debt Service Coverage ratio related to the calculation of June 2016, through the General Meeting of Debentureholders held on June 30, 2016.

2nd and 3rd Issues – CPFL Renováveis

•         Maintaining a Net Debt/EBITDA ratio maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

4th Issue of CPFL Renováveis

•         Net indebtedness divided by EBITDA- maximum of 5.4 in 2016, 4.6 in 2017 and 4.0 from 2018.

1st issue of the indirect subsidiary PCH Holding 2 S.A:

•         Maintaining the Debt Service Coverage ratio of the subsidiary Santa Luzia at 1.2 or more from September 2014.

•         Net Debt indebtedness divided by EBITDA maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

2nd issue – Dobrevê Energia S/A (DESA):

•         Maintaining a net debt/dividend ratio of 5.5 or less in 2014, 5.5 in 2015, 4.0 in 2016, 3.5 in 2017 and 3.5 in 2018

Various debentures of the subsidiaries and joint ventures were subject to acceleration of their maturities in the event of any changes in the Company’s shareholding structure, except if at least one of the following shareholders, Camargo Corrêa and Previ, remained directly or indirectly in the Company’s control block.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

In view of the change of the Company’s shareholding control in January 2017, the Company negotiated previously with the creditors of the Company and its direct and indirect subsidiaries and joint ventures the non-acceleration of the maturities of such debentures, which started including State Grid International Development Limited or any entity directly or indirectly controlled by State Grid Corporation of China as exception for non-acceleration of their maturities.Failure to comply with the restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Management of the Company and its subsidiaries monitor those ratios systematically and constantly for the conditions to be fulfilled. In Management’s opinion, all restrictive covenants and financial and non-financial clauses are adequately complied with at December 31, 2016.

(19)      PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

19.1Characteristics

CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

(i)      Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

(ii)     Mixed model, as from November 1, 1997, which covers:

  benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and

•         scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

CPFL Piratininga

As a result of the spin-off of Bandeirante Energia S.A. (subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities of that company’s employees retired and terminated until the date of spin-off, as well as for the obligations relating to the active employees transferred to the subsidiary.

On April 2, 1998, the Secretariat of Pension Plans – “SPC” approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

(i)      Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants enrolled until March 31, 1998, in an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The subsidiary has full responsibility for covering the actuarial deficits of this Plan.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(ii)     Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which grants a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between the subsidiary and the participants.

(iii)    Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998. This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for the subsidiary. The pension plan only becomes a Defined Benefit type plan after the granting of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by Fundação CEEE. Only those whose employment contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees hired from 1997.

RGE Sul

Supplementary pension plans for its employees, former employees and related beneficiaries, managed by CEEE. The Single Plan is of the “defined benefit” type and is closed to new participants since February 2011. The Company’s contribution equates the contribution of the benefitted employees, in the proportion of one for one, including regarding the Fundação’s administrative costing plan. Currently the Itauprev plan is in effect, structured in the modality of defined contribution.

CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

CPFL Geração

The employees of the subsidiary CPFL Geração participate in the same pension plan as CPFL Paulista.

In addition, managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

19.2Movements in the defined benefit plans

	December 31, 2016
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Present value of actuarial obligations	4,524,008	1,202,596	108,486	352,879	480,081	6,668,050
Fair value of plan's assets	(3,723,563)	(1,062,638)	(89,533)	(347,906)	(405,251)	(5,628,892)
Net actuarial liability recognized in the statement of financial position	800,445	139,958	18,953	4,972	74,830	1,039,158

	December 31, 2015
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Present value of actuarial obligations	3,793,259	961,329	90,609	278,985	-	5,124,182
Fair value of plan's assets	(3,355,589)	(951,021)	(80,332)	(287,202)	-	(4,674,144)
Present value of obligations (fair value of assets), net	437,670	10,308	10,277	(8,217)	-	450,038
Effect of asset ceiling	-	-	-	8,217	-	8,217
Net actuarial liability recognized in the statement of financial position	437,670	10,308	10,277	-	-	458,255

The movements in the present value of the actuarial obligations and the fair value of the plan’s assets are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Present value of actuarial obligations at December 31, 2014	3,820,563	986,972	88,621	279,283	-	5,175,439
Gross current service cost	1,183	3,733	160	(131)	-	4,945
Interest on actuarial obligations	425,465	110,425	9,944	31,490	-	577,324
Participants' contributions transferred during the year	12	1,842	-	611	-	2,465
Actuarial loss (gain): effect of changes in demographic assumptions	(226)	(614)	(12)	(6)	-	(858)
Actuarial loss (gain): effect of changes in financial assumptions	(98,399)	(70,590)	(400)	(11,884)	-	(181,273)
Benefits paid during the year	(355,339)	(70,439)	(7,704)	(20,378)	-	(453,860)
Present value of actuarial obligations at December 31, 2015	3,793,259	961,329	90,609	278,985	-	5,124,182
Business combination	-	-	-	-	474,710	474,710
Gross current service cost	828	3,242	76	59	365	4,570
Interest on actuarial obligations	467,872	121,158	11,184	35,211	8,469	643,894
Participants' contributions transferred during the year	59	2,020	-	319	165	2,563
Actuarial loss (gain): effect of changes in demographic assumptions	-	-	-	3,602	-	3,602
Actuarial loss (gain): effect of changes in financial assumptions	619,803	193,652	14,909	57,793	3,613	889,770
Benefits paid during the year	(357,813)	(78,805)	(8,292)	(23,090)	(7,241)	(475,241)
Present value of actuarial obligations at December 31, 2016	4,524,008	1,202,596	108,486	352,879	480,081	6,668,050

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Fair value of actuarial assets at December 31, 2014	(3,315,422)	(913,589)	(85,360)	(273,019)	-	(4,587,390)
Expected return during the year	(375,527)	(105,413)	(9,691)	(31,686)	-	(522,317)
Participants' contributions transferred during the year	(12)	(1,842)	-	(611)	-	(2,465)
Sponsors' contributions	(81,111)	(22,936)	(1,687)	(7,593)	-	(113,327)
Actuarial loss (gain)	61,144	22,320	8,702	5,329	-	97,495
Benefits paid during the year	355,339	70,439	7,704	20,378	-	453,860
Fair value of actuarial assets at December 31, 2015	(3,355,589)	(951,021)	(80,332)	(287,202)	-	(4,674,144)
Business combination	-	-	-	-	(415,621)	(415,621)
Expected return during the year	(404,183)	(115,607)	(9,582)	(35,632)	(7,470)	(572,474)
Participants' contributions transferred during the year	(59)	(2,020)	-	(319)	(165)	(2,563)
Sponsors' contributions	(48,263)	(13,405)	(843)	(9,441)	(1,437)	(73,389)
Actuarial loss (gain)	(273,282)	(59,390)	(7,068)	(38,403)	12,201	(365,942)
Benefits paid during the year	357,813	78,805	8,292	23,090	7,241	475,241
Fair value of actuarial assets at December 31, 2016	(3,723,563)	(1,062,638)	(89,533)	(347,906)	(405,251)	(5,628,892)

19.3Movements in recognized assets and liabilities recognized

The movements in net liability are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Net actuarial liability at December 31, 2014	505,140	73,383	3,261	6,264	-	588,048
Expenses (income) recognized in the statement of profit or loss	51,121	8,745	413	(95)	-	60,184
Sponsors' contributions transferred during the year	(81,111)	(22,936)	(1,687)	(7,593)	-	(113,327)
Actuarial loss (gain): effect of changes in demographic assumptions	(226)	(614)	(12)	(6)	-	(858)
Actuarial loss (gain): effect of changes in financial assumptions	(37,254)	(48,270)	8,302	(6,555)	-	(83,777)
Effect of asset ceiling	-	-	-	7,984	-	7,984
Net actuarial liability at December 31, 2015	437,670	10,308	10,277	-	-	458,255
Other contributions	16,149	526	63	127	-	16,865
Total liability	453,819	10,834	10,340	127	-	475,120

Current						802
Noncurrent						474,318

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Net actuarial liability at December 31, 2015	437,670	10,308	10,277	-		458,255
Business combination					59,089	59,089
Expenses (income) recognized in the statement of profit or loss	64,514	8,791	1,677	158	1,364	76,505
Sponsors' contributions transferred during the year	(48,263)	(13,405)	(843)	(9,442)	(1,436)	(73,388)
Actuarial loss (gain): effect of changes in demographic assumptions	-	-	-	3,602	-	3,602
Actuarial loss (gain): effect of changes in financial assumptions	346,523	134,263	7,843	19,392	15,813	523,834
Effect of asset ceiling	-	-	-	(8,738)	-	(8,738)
Net actuarial liability at December 31, 2016	800,445	139,958	18,954	4,972	74,830	1,039,158
Other contributions	12,914	133	8	228	-	13,284
Total liability	813,359	140,091	18,962	5,200	74,830	1,052,442

Current						33,209
Noncurrent						1,019,233

19.4Expected contributions and benefits

The expected contributions to the plans for 2017 are shown below:

2017
CPFL Paulista	75,920
CPFL Piratininga	21,375
CPFL Geração	1,606
RGE	9,914
RGE Sul	9,053
Total	117,868

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração negotiated with Fundação CESP a grace period for payment of the principal of the monthly contributions for the respective plans during the period from September 2015 to August 2017, with resumption of these payments as from September 2017.

The expected benefits to be paid by the Fundação CESP and Fundação CESP in the next 10 years are shown below:

	2017	2018	2019	2020	2021 to 2026	Total
CPFL Paulista	374,441	390,441	407,979	424,542	2,869,228	4,466,631
CPFL Piratininga	83,797	88,712	94,257	99,111	713,424	1,079,301
CPFL Geração	8,941	9,408	9,745	10,173	68,181	106,448
RGE	25,229	27,041	28,632	30,051	212,032	322,985
RGE Sul	33,377	35,368	37,554	39,607	285,256	431,162
Total	525,785	550,970	578,167	603,484	4,148,121	6,406,527

At December 31, 2016, the average duration of the defined benefit obligation was 9.1 years for CPFL Paulista, 10.7 years for CPFL Piratininga, 9.3 years for CPFL Geração, 10.2 years for RGE and 10.6 years for RGE Sul.

19.5Recognition of private pension plan income and expense

The actuary’s estimate of the expenses and/or income to be recognized in 2017 and the income/expense recognized in 2016 and 2015 are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	2017 Estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	707	3,153	73	270	2,153	6,356
Interest on actuarial obligations	476,613	127,561	11,431	37,395	50,927	703,927
Expected return on plan assets	(392,819)	(113,470)	(9,437)	(37,412)	(43,258)	(596,396)
Total expense (income)	84,501	17,244	2,067	253	9,822	113,887

	2016 Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul*	Total
Service cost	828	3,242	76	59	365	4,570
Interest on actuarial obligations	467,872	121,158	11,184	35,211	8,469	643,894
Expected return on plan assets	(404,184)	(115,608)	(9,582)	(35,632)	(7,470)	(572,476)
Effect of asset ceiling	-	-	-	520	-	520
Total expense (income)	64,514	8,791	1,677	158	1,364	76,505

(*) The expenses and income presented for RGE Sul are related to November and December 2016.

	2015 Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	1,183	3,733	160	(131)	-	4,945
Interest on actuarial obligations	425,465	110,425	9,944	31,490	-	577,324
Expected return on plan assets	(375,527)	(105,413)	(9,691)	(31,686)	-	(522,317)
Effect of asset ceiling	-	-	-	232	-	232
Total expense (income)	51,121	8,745	413	(95)	-	60,184

The main assumptions taken into consideration in the actuarial calculation at the end of the reporting period were as follows:

	CPFL Paulista, CPFL Geração and CPFL Piratininga		RGE		RGE Sul
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016

Nominal discount rate for actuarial liabilities:	10.99% p.a.	12.67% p.a.	10.99% p.a.	12.67% p.a.	10.99% p.a.
Nominal Return Rate on Assets:	10.99% p.a.	12.67% p.a.	10.99% p.a.	12.67% p.a.	10.99% p.a.
Estimated Rate of nominal salary increase:	7.00% p.a.	6.79% p.a.	8.15% p.a.	6.79% p.a.	7.29% p.a.
Estimated Rate of nominal benefits increase:	5.00% a .a.	5.00% a .a.	5.00% a .a.	5.00% a .a.	5.00% a .a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	BR-EMS sb v.2015	AT-2000 (-10)	AT-2000
Biometric table for the onset of disability:	Low Light	Low Light	Medium Light	Low Light	Medium Light
Expected turnover rate:	ExpR_2012*	ExpR_2012*	Null	ExpR_2012*	Null
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible

(*) FUNCESP experience, with aggravation of 40%

19.6Plan assets

The following tables show the allocation (by asset segment) of the assets of the CPFL Energia pension plans, at December 31, 2016 and 2015 managed by Fundação CESP and Fundação CEEE. The tables also show the distribution of the guarantee resources established as target for 2017, obtained in light of the macroeconomic scenario in December 2016.

Assets managed by the plans are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Assets managed by Fundação CESP				Assets managed by Fundação CEEE
	CPFL Paulista and CPFL Geração		CPFL Piratininga		RGE		RGE Sul
	2016	2015	2016	2015	2016	2015	2016
Fixed rate	79%	80%	83%	84%	76%	73%	74%
Federal governament bonds	60%	57%	56%	54%	61%	56%	60%
Corporate bonds (financial institutions)	6%	5%	10%	10%	8%	4%	8%
Corporate bonds (non financial institutions)	1%	1%	1%	1%	4%	5%	4%
Multimarket funds	1%	16%	1%	19%	3%	8%	3%
Other fixed income investments	12%	1%	15%	-	-	-	-
Variable income	14%	13%	12%	12%	15%	14%	16%
CPFL Energia's shares	8%	5%	6%	4%	-	-	-
Investiment funds - shares	6%	8%	7%	8%	15%	14%	16%
Structured investments	1%	-	1%	-	8%	11%	8%
Equity funds	-	-	-	-	7%	10%	7%
Real estate funds	-	-	-	-	1%	1%	1%
Multimarket fund	1%	-	1%	-	-	-	-
Total quoted in an active market	94%	93%	97%	96%	99%	98%	98%

Real estate	3%	4%	2%	2%	1%	1%	1%
Transactions with participants	1%	2%	2%	2%	1%	1%	2%
Other investments	1%	1%	-	-	-	-	-
Escrow deposits and othes	1%	1%	-	-	-	-	-
Total not quoted in an active market	6%	7%	3%	4%	1%	2%	2%

The plan assets do not include any properties occupied or assets used by the Company. The fair value of the shares stated in line item "Shares of CPFL Energia" in the assets managed by Fundação CESP is R$ 417,058 at December 31, 2016 (R$ 245,380 at December 31, 2015).

	Target for 2017
	Fundação CESP		Fundação CEEE
	CPFL Paulista and CPFL Geração	CPFL Piratininga	RGE	RGE Sul
Fixed income investments	77.1%	80.4%	80.0%	78.0%
Variable income investments	14.4%	12.2%	15.0%	16.0%
Real estate	3.4%	1.6%	1.0%	1.0%
Transactions with participants	1.5%	1.8%	1.0%	2.0%
Structured investments	2.3%	2.3%	3.0%	3.0%
Investments abroad	1.3%	1.7%	0.0%	0.0%
	100.0%	100.0%	100.0%	100.0%

The allocation target for 2017 was based on the recommendations for allocation of assets made at the end of 2016 by Fundação CESP and Fundação CEEE, in their Investment Policy. This target may change at any time during 2017, in light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. Fundação CESP and Fundação CEEE conduct studies of Asset Liability Management at least once a year, for a horizon longer than ten years. The ALM study also represents an important tool for the liquidity risk management of the pension plans since it considers the payment flow of benefits versus the assets considered liquid.

The basis for determining the assumptions of estimated general return on the assets is supported by ALM. The main assumptions are macroeconomic projections for calculating the anticipated long-term profitability, taking into account the current benefit plan portfolios. ALM processes the ideal average long-term allocation of the plans’ assets and the estimated long-term profitability is based on this allocation and on the assumptions of the assets’ profitability.

19.7Sensitivity analysis

The significant actuarial assumptions for determining the defined benefit obligation are discount rate and mortality. The following sensitivity analyses were based on reasonably possible changes in the assumptions at the end of the reporting period, with the other assumptions remaining constant.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

In the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method at the end of the reporting period, the same method used to calculate the defined benefit obligation recognized in the statement of income, according to CPC 33 / IFRS 19.

See below the effects on the defined benefit obligation if the discount rate were 0.25 percentage points lower (higher) and if general biometric mortality table were to be softened (aggravated) in one year:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total

Defined benefit plan obligation	4,524,008	1,202,596	108,486	352,879	480,081	6,668,050

	Increase / Decrease	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Increase (decrease) in total defined benefit plan obligation

Nominal discount (p.a.)*	-0,25 p.p.	104,645	32,642	2,565	9,082	12,933	161,867
	+0,25 p.p.	(100,503)	(31,174)	(2,460)	(8,694)	(12,346)	(155,177)

General biometric mortality table**	+1 year	(92,886)	(19,346)	(2,132)	(5,666)	(8,549)	(128,578)
	-1 year	90,954	18,750	2,091	5,484	8,299	125,577

* The assumption considered in the actuarial report for the nominal discount rate was 10.99% p.a. for all companies. The projected rates are increased or decreased by 0.25 p.p. to 10.74% p.a. and 11.24% p.a..
** The assumption considered in the actuarial report for the mortality table was AT-2000 (-10) for CPFL Paulista, CPFL Piratininga and CPFL Geração; BREMS sb v.2015
for RGE and AT-2000 for RGE Sul. The projections were performed with 1 year of aggravation or softening on the respective mortality tables.

19.8Investment risk

The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP-M, IPCA and SELIC, which are the indexes for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans), representing the matching between assets and liabilities.

Management of the Company’s benefit plans is monitored by the Investment and Pension Plan Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company. Among the duties of the Committee are the analysis and approval of investment recommendations made by Fundação CESP investment managers, which occurs at least quarterly.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, Fundação CESP and Fundação CEEE uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação CESP's and Fundação CEEE’s Investment Policy imposes additional restrictions that, along those established by law, define the percentage of diversification for investments in assets issued or underwritten by the same legal entity.

(20)      REGULATORY CHARGES

	Consolidated
	Dec. 31, 2016	Dec. 31, 2015
Fee for the use of water resources	1,385	2,482
Global reversal reserve - RGR	17,469	17,446
ANEEL inspection fee - TFSEE	2,044	1,764
Energy development account - CDE	309,117	526,196
Tariff flags and others	36,064	304,129
Total	366,078	852,017

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Energy development account – CDE: refer to the (i) annual CDE quota for the year 2016 in the amount of R$ 164,681 (R$ 401,347 as at December 31, 2015); (ii) quota intended for the reimbursement of the CDE injection for the period from January 2013 to January 2014 in the amount of R$ 44,622 (R$ 45,618 in December 31, 2015); and (iii) quota intended for the reimbursement of the injection into the Regulated Contracting Environment (ACR) account for the period from February to December 2014, in the amount of R$ 99,814 (R$ 79,231 in December 31, 2015). The subsidiaries conducted matching of accounts between the amount of CDE payable and the Accounts Receivable – Eletrobras (note 12) in 2016, in the amount of R$ 869,717.

Tariff flags and others: refer basically to the amount to be passed on to the Centralizing Account for Tariff Flag Resources (“CCRBT”).

(21)      TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	Dec. 31, 2016	Dec. 31, 2015
Current
ICMS (State VAT)	416,096	384,151
PIS (tax on revenue)	28,759	33,199
COFINS (tax on revenue)	126,939	159,317
IRPJ (corporate income tax)	42,793	30,751
CSLL (social contribution on net income)	14,434	12,498
Others	52,522	33,427
Total	681,544	653,342

Noncurrent
PIS/COFINS (tax on revenue) - installment	26,814	-

(22)      PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	December 31, 2016		December 31, 2015
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits

Labor	222,001	110,147	171,989	78,345

Civil	236,915	114,214	194,530	112,909

Tax
FINSOCIAL	32,372	90,951	29,917	84,092
Income Tax	142,790	150,439	138,524	886,271
Others	113,227	84,091	15,920	63,600
	288,389	325,481	184,362	1,033,964

Others	85,971	229	18,654	2,310

Total	833,276	550,072	569,534	1,227,527

The movements in the provision for tax, civil, labor and other risks are shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Consolidated
	December 31, 2015	Additions	Reversals	Payments	Monetary Restatements	Business combination	December 31, 2016
Labor	171,989	114,403	(56,710)	(104,254)	20,416	76,156	222,001
Civil	194,530	105,424	(51,246)	(105,870)	30,080	63,998	236,915
Tax	184,362	81,776	(13,006)	(1,122)	20,457	15,922	288,389
Others	18,654	12,362	(8,880)	(5,757)	2,286	67,307	85,971
Total	569,534	313,965	(129,843)	(217,003)	73,239	223,383	833,276

The additions in provisions for tax risks, made in 2016, refer basically to discussions by certain subsidiaries about the levy of PIS and COFINS on finance income.

The provision for tax, civil and labor risks was based on the assessment of the risks of losing the lawsuits to which the Company and its subsidiaries are parties, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Company and its subsidiaries.

The principal pending issues relating to litigation, lawsuits and tax assessments are summarized below:

a.     Labor: The main labor lawsuits relate to claims filed by former employees or labor unions for payment of salary adjustments (overtime, salary parity, severance payments and other claims).

b.    Civil

Bodily injury - refer mainly to claims for indemnities relating to accidents in the Company's electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase - refer to various claims by industrial consumers as a result of tariff increases imposed by DNAEE Administrative Rules 38 and 45, of February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c.     Tax

FINSOCIAL – refers to legal challenges of the subsidiary CPFL Paulista of the rate increase and collection of FINSOCIAL during the period from June 1989 to October 1991.

Income Tax – the provision of R$ 139,957 (R$ 129,907 at December 31, 2015) recognized by the subsidiary CPFL Piratininga refers to the lawsuit for tax deductibility of CSLL in the determination of corporate income tax - IRPJ.

Other - tax – refer to other lawsuits in progress at the judicial and administrative levels resulting from the subsidiaries' operations, related to tax matters involving INSS, FGTS and SAT.

The line item of “others” refers mainly to lawsuits involving regulatory matters.

Possible losses

The Company and its subsidiaries are parties to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses, at December 31, 2016 and 2015, were as follows:

	Consolidated
	Dec. 31, 2016	Dec. 31, 2015	Main reasons for claims
Labor	668,005	659,636	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,004,279	697,242	Personal injury, environmental impacts and overfed tariffs
Tax	4,611,077	3,600,368	ICMS, FINSOCIAL, PIS and COFINS, and Income tax
Regulatory	93,827	71,514	Technical, commercial and economic-financial supervisions
Total	6,377,188	5,028,760

Tax – there is a discussion relating to the deductibility for income tax expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,130,820, since it was subject to renegotiation and novation of debt in  that year. The subsidiary, based on an inquiry to the Brazilian Federal Revenue Service (RFB), obtained a favorable response included in Note MF/SRF/COSIT/GAB No. 157 of April 9, 1998 and took the tax deductibility of the expense, consequently generating tax loss in that year. Despite the favorable response of the RFB, the subsidiary received tax infringement notices from the tax authorities and, in two tax lawsuits arising from these infringements, made escrow deposits. In January 2016, the Company obtained court decisions that authorized the replacement of the escrow deposits (R$ 745,903 as at December 31, 2015) with financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of the subsidiary occurred in 2016. There is an appeal by the Office of Attorney-General of the National Treasury in one of the cases, with suspensive effect, which awaits judgment by the Federal Regional Court. Based on the updated position of the lawsuits that conduct this case, Management’s opinion is that the risk of loss is possible.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Additionally, in August 2016, the subsidiary CPFL Renováveis received a tax infringement notice in the amount of R$ 285,537 relating to the collection of Withholding Income Tax - IRRF on remuneration of capital gain incurred by parties resident and/or domiciled abroad, arising from the transaction of sale of Jantus SL, in December 2011, which the Company’s management, supported by the opinion of its outside legal counselors, classified the likelihood of a favorable outcome as possible.

The subsidiary CPFL Geração, in December 2016, received two (2) tax infringement notices that, summed up, total R$ 316,372 relating to the collection of Corporate Income Tax - IRPJ and Social Contribution on Profit – CSLL relating to calendar year 2011, calculated on the alleged capital gain identified on the acquisition of ERSA Energias Renováveis S.A. and recording of differences from the fair value remeasurement of SMITA Empreendimentos e Participações S.A., company acquired in a downstream merger, which the Company’s management, supported by its outside legal counselors, classified the likelihood of a favorable outcome as possible.

As regards labor contingencies, the Company informs that there is discussion about the possibility of changing the inflation adjustment index adopted by the Labor Court. Currently there is a decision of the Federal Supreme Court (STF) that suspends the change taken into effect by the Superior Labor Court (TST), which intended to change the index currently adopted by the Labor Court (“TR”), the IPCA-E. The Supreme Court considered that the TST’s decision entailed an unlawful interpretation and was not compliant with the determination of the effects of prior court decisions, violating its competence to decide on a constitutional matter. In view of such decision, and until there is a new decision by the STF, the index currently adopted by the Labor Court (“TR”) remains valid, which has been acknowledged by the TST (Superior Labor Court) in recent decisions. Accordingly, the management of the Company and its subsidiaries considers the risk of loss as possible and, as this matter still requires definition by the Courts, it is not possible to reliably estimate the amounts involved.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent best estimate.

(23)      USE OF PUBLIC ASSET

	Consolidated
Company	Dec. 31, 2016	Dec. 31, 2015	Number of remaining installments	Interest rates
CERAN	97,481	92,581	231	IGP-M + 9,6% p.a.

Current	10,857	9,457
Noncurrent	86,624	83,124

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(24)      OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Consumers and concessionaires	73,864	53,959	44,711	-
Energy efficiency program - PEE	257,622	295,745	58,798	35,597
Research & Development - P&D	75,655	84,943	55,272	36,426
EPE/FNDCT/PROCEL (*)	12,928	6,181	-	-
Reversion fund	-	-	17,750	17,750
Advances	163,054	141,228	8,029	10,041
Tariff discounts - CDE	8,891	54,749	-	-
Provision for socio environmental costs and asset retirement	13,703	-	61,828	53,378
Payroll	16,951	13,136	-	-
Profit sharing	56,215	49,227	11,400	5,099
Collection agreements	69,793	130,282	-	-
Guarantees	-	-	44,140	28,531
Business combination	9,492	29,935	-	-
Others	49,454	45,587	7,364	4,326
Total	807,623	904,971	309,292	191,148

(*) EPE - Energy research company; FNDCT - National scientific and technological development fund; and PROCEL - National Program for Electric Energy Savings

Consumers and concessionaires: refer to liabilities with consumers in connection with bills paid twice and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program. The noncurrent asset refers to the sale made by the indirect subsidiary RGE Sul in the period from September 1, 2000 to December 31, 2002 (note 16).

Research & Development and Energy Efficiency Programs: the subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of net operating revenue), but not yet invested in the research & development and energy efficiency programs. These amounts are subject to adjustment for inflation at the SELIC rate, through the date of their realization.

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

Provision for socio environmental costs and asset retirement: refers mainly to provisions recognized by the indirect subsidiary CPFL Renováveis in relation to socio environmental licenses as a result of events that have already occurred and obligations to remove assets arising from contractual and legal requirements related to leasing of land on which the wind farms are located. Such costs are accrued against property, plant and equipment and will be depreciated over the remaining useful life of the asset.

Tariff discounts – CDE: refer to the difference between the tariff discount granted to consumers and the amounts received via the CDE.

Profit sharing: mainly comprised by:

(i)   in accordance with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on the achievement of operating and financial targets previously established;

(ii)  Long-Term Incentive Program: refer to the Long-Term Incentive Plan for Executives, which involves rewarding the latter with financial resources, based on the behavior of the Company’s shares on the market and expectations for appreciation, as well as the Company’s results, using parametric calculation formulas and granting of Virtual Value Units (UVV). The Plan does not contemplate distributing Company shares to such executives and only uses them for purposes of monitoring the expectations established in the Company’s Long-Term Strategic Plan, likewise approved by the Board of Directors.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

The currently effective plan is in effect from 2014 to 2020 and calls for grants relating to 2014, 2015 and 2016. The effective period is thus 6 years, with a grace period of two years for the first conversion of each annual grant. The conversion term for each grant is gradual, in a period of up to 5 years and in 3 conversions (33/33/34%).

The incentive program calls for partial realization, according to the relationship between expected appreciation and that effectively accrued, as per Strategic Plan expectation, there being a minimum expected results trigger, as well as attainment higher than initially projected, limited to 150%.

(25)      EQUITY

The shareholders’ interest in the Company’s equity at December 31, 2016 and 2015 is shown below (see note 38.1 – Acquisition of ownership interest in the Company by State Grid International Development Limited):

	Number of shares
	December 31, 2016		December 31, 2015
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	-	-	262,698,037	26.45%
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	299,787,559	29.45%	29,756,032	3.00%
Camargo Correa S.A.	5,897,311	0.58%	26,764	0.00%
ESC Energia S.A.	234,086,204	23.00%	234,086,204	23.57%
Bonaire Participações S.A.	1,249,386	0.12%	1,238,334	0.12%
Energia São Paulo FIA	35,145,643	3.45%	146,463,379	14.75%
Fundação Petrobras de Seguridade Social - Petros	28,056,260	2.76%	1,816,119	0.18%
Fundação Sistel de Seguridade Social	37,070,292	3.64%	-	-
Fundação Sabesp de Seguridade Social - SABESPREV	696,561	0.07%	-	-
Fundação CESP	51,048,952	5.02%	-	-
BNDES Participações S.A.	68,592,097	6.74%	66,914,177	6.74%
Antares Holdings Ltda.	16,967,165	1.67%	16,552,110	1.67%
Brumado Holdings Ltda.	36,497,075	3.59%	35,604,273	3.59%
Members of the Executive Board	34,250	0.00%	105,672	0.01%
Other shareholders	202,785,991	19.92%	197,753,114	19.91%
Total	1,017,914,746	100.00%	993,014,215	100.00%

The Company’s capital is R$ 5,741,284, comprising 1,017,914,746 common shares, fully subscribed and paid in. The shares do not have nominal value and there are no treasury shares. Capital can be increased by issuing up to 500,000,000 new common shares.

25.1Approval of capital increase and bonus in shares to be paid to shareholders – AGM/EGM

On April 8, 2016, the Company disclosed to its shareholders and the market in general, through a Significant Event Notice, that its controlling shareholders had signed a term separating the shareholders agreement relating to the shares that would be delivered to them due to the share bonus process.

At the Extraordinary General Meeting of April 29, 2016, a capital increase at CPFL Energia was approved, in order to strengthen the Company’s capital structure, through the integralization of the Statutory Reserve for Working Capital Improvement in the amount of R$ 392,972, through the issuance of 24,900,531 common shares, which issuance were costless distributed to shareholders as bonus, pursuant to Article 169 of Law 6404/76.

25.2Capital reserves

Refer basically to: (i) R$ 228,322 related to the CPFL Renováveis business combination in 2011, (ii) effect of the public offer of shares, in 2013, of the subsidiary CPFL Renováveis amounting to R$ 59,308, as a result of the reduction of the indirect interest in CPFL Renováveis, (iii) effect of the association between CPFL Renováveis and DESA, amounting to R$ 180,297 in 2014, and (iv) other movements with no change of control amounting to R$87. In accordance with ICPC 09 (R2) and IFRS 10 / CPC 36, these effects were recognized as transactions between shareholders, directly in Equity.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

25.3Earnings reserves

Comprised of:

i.      Legal reserve, amounting to R$ 739,102;

ii.     Statutory reserve – concession financial asset: the distribution subsidiaries recognize in profit or loss the adjustment to the expected cash flow from the concession financial asset, however its financial realization will occur only upon the write-off of the concession financial asset arising from disposal or corporate restructuring upon the indemnity (at the end of the concession). As result, the Company recognizes a statutory reserve – concession financial asset for these amounts, supported by article 194 of Law 6404/76, until their financial realization. This statutory reserve amounts to R$ 702,928 at December 31, 2016 (R$ 585,450 at December 31, 2015).

25.4Accumulated comprehensive income

The accumulated comprehensive income is comprised of:

(i)     Deemed cost: refers to the recognition of the fair value adjustments of the deemed cost of the generating plants' property, plant and equipment, of R$ 431,713;

(ii)    Private pension plan: The debt balance of R$ 666,346 refers to the effects recognized directly in comprehensive income, in accordance with IAS 19 / CPC 33 (R2).

25.5Dividend

The Annual and Extraordinary General Meeting held on April 29, 2015 approved the allocation of  the profit for 2015, with the proposal of a minimum mandatory dividend of R$ 205,423.

Furthermore, in 2016 the Company proposed R$ 213,960 of minimum mandatory dividend, as set forth by Law 6,404/76, and R$ 7,820 of additional dividend, and for each share the amount of R$ 0.217876793 was attributed.

In 2016, the Company paid R$ 204,717 relating basically to the minimum mandatory dividend for 2015.

25.6Allocation of profit for the year

The Company’s bylaws assure shareholders a minimum dividend of 25% of profit for the year, adjusted in accordance with the law.

The proposed allocation of profit for the year is shown below:

2016
Profit for the year - individual	900,885
Realization of comprehensive income	25,778
Prescribed dividends	3,144
Profit base for allocation	929,807
Legal reserve	(45,044)
Statutory reserve - concession financial asset	(117,478)
Statutory reserve - working capital improvement	(545,505)
Additional dividend proposed	(7,820)
Mandatory dividend	(213,960)

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

For this year, considering the current adverse economic scenario and the uncertainties regarding market projections for distribution companies, Company Management is proposing allocating R$ 545,505 to the Statutory Reserve for Working capital improvement.

(26)      EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share at December 31, 2016 and 2015 was based on the profit attributable to controlling shareholders and the weighted average number of common shares outstanding during the reporting years. For diluted earnings per share, the calculation considered the dilutive effects of instruments convertible into shares, as shown below:

	2016		2015
Numerator
Profit attributable to controlling shareholders	900,885		864,940
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	(**)	1,017,914,746	(**)

Earnings per share - basic	0.89		0.85

Numerator
Profit attributable to controlling shareholders	900,885		864,940
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(16,153)		(19,811)
Profit attributable to controlling shareholders	884,731		845,129

Denominator
Weighted average number of shares held by shareholders	1,017,914,746	(**)	1,017,914,746	(**)

Earnings per share - diluted	0.87		0.83

 (*) Proportional to the percentage of the Company’s equity interest in the subsidiary in the respective years.

(**) Considers the event that occurred on April 29, 2016, related to the capital increase through issue of 24,900,531 shares (note 25). In accordance with CPC 41/IAS 33, when there is an increase in the number of shares without an increase in resources, the number of shares is adjusted as if the event had occurred at the beginning of the oldest period presented

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirect subsidiary CPFL Renováveis. The calculation of the effects was based on the assumption that these debentures would have been converted into common shares of the subsidiaries at the beginning of each year.

The effects calculated in the denominator of indirect subsidiary CPFL Renováveis for calculation of diluted earnings per share resulting from the subsidiary’s share-based payment plan were considered anti-dilutive in 2016 and 2015. For this reason, these effects were not included in the calculation for each of these two years.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(27)      NET OPERATING REVENUE

	Consolidated
	Number of Consumers (*)		In GWh (*)		R$ thousand
Revenue from Eletric Energy Operations	2016	2015	2016	2015	2016	2015 Restated (**)
Consumer class
Residential	8,174,700	6,906,580	16,473	16,164	10,367,415	9,833,419
Industrial	61,112	55,586	13,022	12,748	5,281,978	5,526,967
Commercial	551,171	473,333	9,720	9,259	5,431,926	5,266,432
Rural	355,586	245,238	2,474	2,152	816,684	750,209
Public administration	61,208	51,359	1,271	1,278	690,389	674,530
Public lighting	11,073	10,362	1,746	1,649	580,229	573,219
Public services	9,649	8,402	1,840	1,797	901,662	879,288
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	-	-	(72,129)	(79,362)
Billed	9,224,499	7,750,860	46,546	45,049	23,998,155	23,424,701
Own comsuption	-	-	32	33	-	-
Unbilled (net)	-	-	-	-	50,444	202,726
Other consumer charges / Emergency charges (ECE/EAEE)	-	-	-	-	(3)	3
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	(9,055,188)	(8,118,085)
Electricity sales to final consumers	9,224,499	7,750,860	46,578	45,082	14,993,408	15,509,345

Furnas Centrais Elétricas S.A.			3,034	3,026	533,855	485,846
Other concessionaires and licensees			12,252	10,656	2,371,091	2,223,339
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers			-	-	(50,598)	(46,982)
Spot market energy			6,173	4,289	641,744	875,002
Electricity sales to wholesalers			21,459	17,971	3,496,092	3,537,205

Revenue due to Network Usage Charge - TUSD - Captive Consumers					9,105,786	8,165,066
Revenue due to Network Usage Charge - TUSD - Free Consumers					2,057,327	1,898,138
(-) Adjustment of revenues from excess demand and excess reactive power					(17,908)	(16,884)
Revenue from construction of concession infrastructure					1,354,023	1,046,669
Sector financial asset and liability (Note 8)					(2,094,695)	2,506,524
Concession financial asset - Adjustment of expected cash flow (note 11)					186,148	393,343
Energy Development Account (CDE) – Low income, tariff discounts - judicial injunctions, and other tariff discounts					1,266,027	895,538
Other revenues and income					438,377	367,356
Other operating revenues					12,295,084	15,255,750
Total gross operating revenue					30,784,584	34,302,301
Deductions from operating revenue
ICMS					(4,935,068)	(4,686,039)
PIS					(471,836)	(529,322)
COFINS					(2,172,777)	(2,438,208)
ISS					(10,568)	(8,204)
Global reversal reserve - RGR					(4,230)	(2,529)
Energy development account - CDE					(3,360,613)	(3,970,013)
Research and development and energy efficiency programs					(138,583)	(158,516)
PROINFA					(121,800)	(90,910)
Tariff flags and others					(430,077)	(1,796,226)
IPI					(195)	(100)
FUST and FUNTEL					(38)	(24)
Others					(26,709)	(22,997)
					(11,672,495)	(13,703,089)

Net operating revenue					19,112,089	20,599,212
(*) Information not audited by the independent auditors
(**) Includes the effects of note 2.8

27.1Adjustment of revenues from excess demand and excess reactive power

The tariff regulation procedure (Proret), subitem 2.7 Other revenues, approved by ANEEL Normative Resolution No. 463 of November 22, 2011, determined that revenues of the distribution subsidiaries received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, should be accounted for as special obligations, in specific sub-accounts, and would be amortized from the next tariff review. Beginining May 2015 for subsidiary CPFL Piratininga and September 2015 for subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista due to the 4th cycle of periodic tariff review, this special obligation started being amortized and the new values from the excess demand and excess reagents started being recognized in sector financial assets and liabilities and will only be amortized when the 5th cycle of periodic tariff review is approved.

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution No. 463, whereby the request for preliminary judicial injunction relief was granted and the order to account for revenues from excess demand and excess reactive power as special obligations was suspended. The suspensive effect required by ANEEL in its interlocutory appeal was granted in June 2012 and the preliminary judicial injunction relief originally granted in favor of ABRADEE was suspended. The distribution subsidiaries are awaiting the court’s decision on the final treatment of these revenues. At December 31, 2016, these amounts are accrued under Special Obligations, in compliance with CPC 25, presented net in concession intangible asset.

(Free Translation of the original in Portuguese)

Standard Financial Statements - DFP - Date: December 31, 2016 - CPFL Energia S. A

27.2Extraordinary Tariff Review ("RTE") - 2015

On February 27, 2015, the ANEEL approved the result of the Extraordinary Tariff Revision (RTE) in order to re-establish the tariff coverage for electric energy distributors given the significant increase in the CDE quota for 2015 and the cost of purchasing electric energy (Itaipu tariff and exchange variation, and auctions of existing electric power and adjustment). The tariffs resulting from this RTE were in effect from March 2, 2015 up to the date of the next readjustment or tariff revision for each distributor. With respect to subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz, on April 7, 2015, by means of Ratification Resolution No. 1.870, the ANEEL adjusted the result of the RTE of February 27, 2015, in order to change the amount of the monthly CDE quotas - energy relating to the ACR account, intended for amortization of credit operations by the CCEE in management of the ACR account. The tariffs resulting from such adjustment or rectification were in effect as from April 8, 2015 up to the date of the following tariff revision for each distributor.

The average effects for the distributors' consumers were:

	Effect perceived by consumers (*)
Subsidiary	Total	Group A	Group B
CPFL Paulista	32.28%	40.05%	27.27%
CPFL Piratininga	29.78%	40.49%	21.47%
RGE	37.16%	43.36%	33.04%
RGE Sul	39.45%	43.76%	36.23%
CPFL Santa Cruz	10.04%	10.53%	9.78%
CPFL Leste Paulista	19.54%	24.74%	17.55%
CPFL Jaguari	23.01%	25.01%	18.79%
CPFL Sul Paulista	21.95%	37.67%	13.86%
CPFL Mococa	16.59%	23.84%	13.97%
(*) Information not audited by the independent auditors

27.3Periodic tariff review ("RTP") and Annual tariff adjustment ("RTA")

		2016		2015
Subsidiary	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	9.89%	7.55%	41.45%	4.67% (b)
CPFL Piratininga	October	-12.54%	-24.21%	56.29%	21.11% (b)
RGE	June	-1.48%	-7.51%	33.48%	-3.76% (b)
RGE Sul	April	3.94%	-0.34%	52.45%	5.46% (b)
CPFL Santa Cruz	March (c)	22.51%	7.15%	34.68%	27.96%
CPFL Leste Paulista	March (c)	21.04%	13.32%	20.80%	24.89%
CPFL Jaguari	March (c)	29.46%	13.25%	38.46%	45.70%
CPFL Sul Paulista	March (c)	24.35%	12.82%	24.88%	28.38%
CPFL Mococa	March (c)	16.57%	9.02%	23.34%	29.28%

(a)  Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not audited by the independent auditors).

(b)  Consumer perception in comparison to the Extraordinary Tariff Revision (RTE) described in note 27.2.

(c)  On February 2016, ANEEL changed the RTA date of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari from February to March

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

27.4Energy Development Account (CDE) – Low income, tariff discounts - judicial injunctions, and other tariff discounts

27.4.1    Energy Development Account (CDE) – Low income and other tariff discounts

Law 12,783 of January 11, 2013 determined that the amounts related to the low-income subsidy, as well as other tariff discounts shall be fully subsidized by amount from the CDE.

Income of R$ 1,038,621 was recognized in 2016 (R$ 895,538 in 2015), of which R$ 93,879 for the low-income subsidy (R$ 66,313 in 2015) and R$ 944,742 for other tariff discounts (R$ 829,225 in 2015), against other receivables in line item “Account Receivable –Eletrobras” (note 12) and other payables in line item “Tariff discounts – CDE” (note 24).

27.4.2    Tariff discounts – judicial injunctions

The Brazilian Association of Large Industrial Consumers of Electricity (“ABRACE”) obtained an judicial injunction in July 2015, which exempted its associates from paying specific items of the CDE (Energy Development Account) charge. The obligation of paying the CDE quota was not changed and the distributors borne this revenue deficit. In the tariff process subsequent to the decision on the judicial injunction, ANEEL granted a financial component in the tariff for recovery of this revenue.

However, the decision of the ANEEL board was superseded by Order No. 1.576/2016, which revoked Decree No. 2.792/2015, and distributors were required to deduct the total effects of the judicial injunctions from the payment of the monthly CDE quotas. Thus, it was established that this revenue deficit will be the liability of Eletrobrás.

In view of the new procedure defined in Order No. 1.576/2016 it was necessary:

(i)    to record a revenue in line item CDE – low income subsidy and other tariff discounts – judicial injunctions against the line item Receivables -  Eletrobrás (note 12) in the amount of R$ 227,406

(ii)   to record sector financial liability (note 8) against revenue from sector financial asset and liability in the amount of R$ 209,250, which will be refunded to consumers in the next tariff process.

27.5Tariff flags

The system for application of Tariff Flags was created by means of Normative Resolution No. 547/2013, in effect as from January 1, 2015. Such mechanism can reflect the actual cost of the conditions for generation of electric energy in Brazil, mainly related to thermoelectric generation, energy security ESS, hydrologic risk and involuntary exposure of electric energy distributors. A green flag indicates favorable conditions and the tariff does not rise. A yellow flag indicates less favorable conditions, and the red flag, segregated at two levels, is set off in costlier conditions. In the latter cases, the tariff increases R$ 1.50, R$ 3.00 and R$ 4.50 (before tax effects), respectively, for each 100 KWh consumed, readjusted by means of Ratification Resolution No. REH 2.016/2016 as from February 1, 2016, until January 31, 2017.

In 2016, the distribution subsidiaries billed their consumers the amount of R$ 430,065 in terms of Tariff Flags (R$ 1,796,226 in 2015), recorded in line item "Tariff flags and others”.

In 2016, ANEEL approved the Tariff Flags billed from November 2015 to November 2016. The amount billed in this period was R$ 706,178, of this amount R$ 687,673 were used to offset part of the sector financial asset and liability (note 8) and R$ 18,911 were passed on to the Centralizing Account for Tariff Flag Resources.

27.6Energy development account (“CDE”)

By means of Ratification Resolutions No. 2.018 of February 2, 2016, revoked by No. 2.077 of June 7, 2016, and No. 1.857 of February 27, 2015, the ANEEL established the definitive annual quotas of the CDE. Those quotas comprise: (i) annual quota of the CDE – Usage account; and (ii) CDE quota – Energy, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, which should be paid by consumers and passed on to the CDE in five years as from the 2015 RTE. In addition, by means of Ratification Resolution No. 2.004 of December 15, 2015, the ANEEL established another quota intended for amortization of the ACR account, with payment and transfer to the CDE for the tariff period of each distribution company.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(28)      COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ thousand
Electricity Purchased for Resale	2016	2015	2016	2015
Itaipu Binacional	10,497	10,261	2,025,780	2,869,481
Spot market / PROINFA	2,253	4,004	269,792	981,009
Energy purchased through auction in the regulated market and bilateral contracts	51,225	44,342	8,541,677	9,192,868
PIS and COFINS credit	-	-	(987,997)	(1,196,579)
Subtotal	63,975	58,607	9,849,252	11,846,779

Electricity network usage charge
Basic network charges			834,341	847,342
Transmission from Itaipu			53,248	51,236
Connection charges			84,927	56,312
Charges for use of the distribution system			38,699	40,332
System service charges - ESS			362,735	555,851
Reserve energy charges - EER			106,925	54,762
PIS and COFINS credit			(129,883)	(140,868)
Subtotal			1,350,990	1,464,967

Total			11,200,242	13,311,747
(*) Information not audited by the independent auditors

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(29)      OPERATING COSTS AND EXPENSES

	Parent company
	General and administrative
	2016	2015
Personnel	37,845	19,816
Materials	79	74
Third party services	10,404	7,209
Depreciation and amortization	193	170
Others	2,340	2,642
Leases and rentals	50	121
Publicity and advertising	520	142
Legal, judicial and indemnities	626	1,686
Donations, contributions and subsidies	-	105
Others	1,144	589
Total	50,860	29,911

	Consolidated
			Cost of services rendered to third parties		Operating Expenses
	Cost of operation				Selling		General and administrative		Others		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Personnel	686,434	596,021	1	28	134,864	123,812	272,618	219,348	-	-	1,093,918	939,209
Private pension plans	76,505	60,184	-	-	-	-	-	-	-	-	76,505	60,184
Materials	164,168	123,853	1,412	1,008	8,191	5,249	16,175	9,825	-	-	189,946	139,935
Third party services	271,623	187,080	3,416	2,777	146,957	128,022	229,199	241,115	-	-	651,195	558,994
Depreciation and amortization	937,506	870,427	-	-	3,602	21,826	94,949	84,985	-	-	1,036,056	977,238
Cost of infrastructure construction	-	-	1,352,214	1,045,301	-	-	-	-	-	-	1,352,214	1,045,301
Others	112,560	69,633	(11)	(12)	253,638	185,673	236,476	308,226	386,745	357,653	989,408	921,173
Collection fees	-	-	-	-	65,562	56,990	-	-	-	-	65,562	56,990
Allowance for doubtful debts	-	-	-	-	176,349	126,879	-	-	-	-	176,349	126,879
Leases and rentals	42,163	31,687	-	-	113	(4)	17,109	16,874	-	-	59,385	48,558
Publicity and advertising	150	339	-	-	29	34	11,659	9,565	-	-	11,838	9,938
Legal, judicial and indemnities	-	10	-	-	-	-	181,888	263,453	-	-	181,888	263,463
Donations, contributions and subsidies	54	-	-	-	9	16	2,425	3,418	-	-	2,488	3,434
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	83,575	16,309	83,575	16,309
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	255,110	302,665	255,110	302,665
Amortization of the risk premium paid - GSF	9,594	-	-	-	-	-	-	-	-	-	9,594	-
Financial compensation for use of water resources	12,233	13,768	-	-	-	-	-	-	-	-	12,233	13,768
Impairment	-	-	-	-	-	-	-	-	48,291	38,956	48,291	38,956
Others	48,367	23,829	(11)	(12)	11,575	1,759	23,395	14,916	(231)	(277)	83,095	40,214
Total	2,248,795	1,907,197	1,357,032	1,049,101	547,251	464,583	849,416	863,499	386,746	357,653	5,389,240	4,642,033

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(30)      FINANCE INCOME (COSTS)

	Parent company		Consolidated
	2016	2015	2016	2015 Restated
Financial income
Income from financial investments	55,084	72,158	667,429	472,745
Late payment interest and fines	464	3	246,045	215,923
Adjustment for inflation of tax credits	6,698	6,413	32,371	57,580
Adjustment for inflation of escrow deposits	44	35	35,228	84,683
Adjustment for inflation and exchange rate changes	1	-	147,849	121,609
Discount on purchase of ICMS credit	-	-	16,198	13,027
Adjustments to the sector financial asset (note 8)	-	-	32,747	162,786
PIS and COFINS on other finance income	(3,608)	(2,496)	(63,223)	(52,849)
PIS and COFINS on interest on capital	(2,006)	(6,711)	(2,324)	(6,941)
Others	14,200	5,451	88,182	74,685
Total	70,878	74,854	1,200,503	1,143,247

Finance costs
Interest on debts	(27,217)	(61,398)	(1,811,263)	(1,725,252)
Adjustment for inflation and exchange rate changes	(25,980)	(30,332)	(703,128)	(686,575)
(-) Capitalized interest	-	-	68,082	45,568
Adjustments to the sector financial liability (note 8)	-	-	(25,079)	(1,573)
Use of public asset	-	-	(14,950)	(16,028)
Others	(498)	(6,072)	(167,638)	(167,250)
Total	(53,694)	(97,802)	(2,653,977)	(2,551,110)

Finance income (expense), net	17,183	(22,948)	(1,453,474)	(1,407,863)

Interests were capitalized at an average rate of 10.9% p.a. in 2016 (10.25% p.a. in 2015) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line item of adjustment for inflation and exchange rate changes, the expense includes the effects of losses of R$ 1,399,988 in 2016 (gains of R$ 1,514,439 in 2015) on derivative instruments (note 35).

(31)      INFORMATION BY SEGMENT

The segregation of the Company’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are based on similar market transactions. Note 1 presents the subsidiaries in accordance with their areas of operation and provides further information on each subsidiary and its business area and segment.

The information segregated by segment is presented below, in accordance with the criteria established by the Executive Officers of the Company:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Others (*)	Elimination	Total
2016
Net operating revenue	15,017,166	593,775	1,334,571	2,024,350	81,595	60,633		19,112,089
(-) Intersegment revenues	22,526	409,338	338,357	62,757	318,770	8,661	(1,160,410)	-
Cost of electric energy	(9,382,165)	(91,588)	(211,777)	(1,514,712)	-	-		(11,200,242)
Operating costs and expenses	(3,153,327)	(100,606)	(374,391)	(38,440)	(308,232)	(123,077)		(4,098,073)
(-) Intersegment costs and expenses	(659,308)	(12,691)	(93,630)	(371,347)	(13,900)	(9,534)	1,160,410	-
Depreciation and amortization	(591,334)	(126,596)	(553,169)	(3,779)	(12,870)	(3,417)		(1,291,166)
Income from electric energy service	1,253,557	671,631	439,961	158,829	65,363	(66,734)		2,522,608
Equity	-	311,414	-	-	-	-		311,414
Finance income	781,365	182,574	132,653	31,513	10,742	61,655		1,200,503
Finance costs	(1,331,973)	(562,196)	(667,344)	(24,761)	(5,272)	(62,432)		(2,653,978)
Profit (loss) before taxes	702,950	603,424	(94,730)	165,581	70,832	(67,510)		1,380,547
Income tax and social contribution	(295,748)	(98,530)	(46,311)	(53,225)	(17,019)	9,343		(501,490)
Profit (loss) for the year	407,202	504,894	(141,041)	112,357	53,813	(58,167)		879,057
Total assets (**)	22,887,781	5,310,924	12,459,791	466,021	345,372	701,103		42,170,992
Purchases of PP&E and intangible assets	1,200,621	7,564	978,896	3,713	42,954	4,199		2,237,949

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Others (*)	Elimination	Total
2015 Restated
Net operating revenue	16,945,222	572,553	1,262,297	1,716,348	55,547	47,246		20,599,212
(-) Intersegment revenues	22,318	411,038	335,979	82,544	239,088	3,136	(1,094,101)	-
Cost of electric energy	(11,604,347)	(147,120)	(249,809)	(1,310,470)	-	-		(13,311,747)
Operating costs and expenses	(2,668,411)	(80,811)	(226,522)	(34,460)	(241,247)	(110,674)		(3,362,130)
(-) Intersegment costs and expenses	(550,953)	(80,954)	(120,593)	(324,495)	(10,137)	(6,975)	1,094,101	-
Depreciation and amortization	(587,059)	(131,969)	(540,578)	(4,534)	(12,633)	(3,128)		(1,279,903)
Income from electric energy service	1,556,770	542,738	460,772	124,933	30,617	(70,396)		2,645,434
Equity	-	216,885	-	-	-	-		216,885
Finance income	740,628	110,018	131,354	42,840	44,098	74,310		1,143,247
Finance costs	(1,256,801)	(549,286)	(599,303)	(38,386)	(4,858)	(102,477)		(2,551,110)
Profit (loss) before taxes	1,040,597	320,354	(7,176)	129,386	69,857	(98,563)		1,454,454
Income tax and social contribution	(414,633)	(37,570)	(49,222)	(41,282)	(18,232)	(18,239)		(579,177)
Profit (loss) for the year	625,965	282,783	(56,398)	88,104	51,625	(116,802)		875,277
Total assets (**)	22,138,086	4,575,230	11,868,943	714,781	317,845	917,586		40,532,471
Purchases of PP&E and intangible assets	868,495	6,910	493,584	2,432	39,176	17,199		1,427,796

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(**) Intangible assets, net of amortization, were allocated to their respective segments.

As the Brazilian economic conditions have deteriorated even further during 2016, the following was recorded (i) CPFL Telecom – “segment others” -, a complement of R$ 7,858 and (ii) R$ 40,433 of CPFL Renováveis (segment generation – renewable source) relating to the provision for impairment of cash-generating units (in 2015, R$ 33,119 in subsidiary CPFL Telecom and R$ 5,837 in subsidiary CPFL Total “segment services”). This loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 29).

The investment balance in joint ventures, accounted for under the equity method and classified in the generation (conventional source) segment, is R$ 1,493,753 (R$ 1,247,631 in 2015)

(32)      RELATED PARTY TRANSACTIONS

In December 31, 2016, the Company’s controlling shareholders were as follows:

•   ESC Energia S.A.

Company controlled by the Camargo Corrêa group, with operations in diversified segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI

Pension entity the participants of which are the employees of Banco do Brasil and employees of the company itself.

•   Fundação CESP

Pension entity that manages pension plans for employees of the electricity sector companies of the State of São Paulo.

•   Fundação SISTEL de Seguridade Social

Pension entity that manages pension plans for employees of the telecommunications sector companies.

•   Fundação Petrobras de Seguridade Social - PETROS

Pension entity that manages pension plans for employees of companies mostly from the oil and chemical industries.

•   Fundação SABESP de Seguridade Social - SABESPREV

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Pension entity that manages pension plans for employees of SABESP.

The direct and indirect interest in operating subsidiaries are described in note 1.

Controlling shareholders, associates companies, joint ventures and entities under common control that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)     Bank balances and short-term investments – refer mainly to bank balances and short-term investments with financial institutions, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund.

b)    Borrowings and Debentures and Derivatives - refer to borrowings from financial institutions under the conditions described in notes 17 and 18. The Company is also the guarantor of certain borrowings raised by its subsidiaries and joint ventures, as described in notes 17 and 18.

c)     Other Financial Transactions – the expense amounts are bank costs, collection and bookkeeping expenses.

d)    Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the regulatory authority.

e)     Intangible assets, Property, plant and equipment, Materials and Service – refer to the purchase of equipment, cables and other materials for use in distribution and generation activities and contracting of services such as construction and information technology consultancy.

f)      Advances – refer to advances for investments in research and development.

g)    Intragroup loans – refer to (i) contracts with the joint venture EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; (ii) contracts with the non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity defined for the date of distribution of earnings of the indirect subsidiary to its shareholders and remuneration of 8% p.a. + IGP-M (General Market Price Index).

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 19).

To ensure that commercial transactions with related parties are conducted under usual market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração renegotiated with the joint ventures Baesa and Enercan and the subsidiary Ceran the extension of the original maturities of the energy purchase bills, previously from August to November 2016, to January to July 2017.

The total compensation of key management personnel in 2016, in accordance with CVM Decision 560/2008, was R$ 58,132 (R$ 43,208 in 2015). This amount comprises R$ 49,989 (R$ 44,061 in 2015) in respect of short-term benefits, R$ 1,212 (R$ 1,087 in 2015) of post-employment benefits and R$ 6,930 (a reversal of provision of R$ 1,940 in 2015) for other long-term benefits, and refers to the amount recognized on an accrual basis.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures, until the end of the year, are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Consolidated
	ASSETS		LIABILITIES		INCOME		EXPENSES
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015	2016	2015	2016	2015
Bank balances and short-term investments
Banco Bradesco S.A.(**)	-	4,097,770	-	1	-	351,086	-	312
Banco do Brasil S.A.	48,985	126,036	-	-	4,113	28,466	5	4

Borrowings (*), Debentures (*) and Derivatives (*)
Banco Bradesco S.A.(**)	-	-	-	667,335	-	-	-	85,505
Banco do Brasil S.A.	-	-	4,257,562	3,727,087	800	-	463,949	459,889
Banco BNP Paribas Brasil S.A	5,126	58,478	-	322,465	-	-	67,196	8,978

Other financial transactions
Banco Bradesco S.A.(**)	-	-	-	1,259	-	166	-	4,174
Banco do Brasil S.A.	-	-	962	879	234	80	6,408	5,941

Advances
BAESA – Energética Barra Grande S.A.	-	-	726	790	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,025	1,120	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,269	1,377	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	462	503	-	-	-	-

Energy purchases and sales, and charges
AES Tiete S.A. (***)	-	-	-	-	2	-	14,498	-
Afluente Transmissão de Energia Elétrica S.A.	-	-	53	27	-	-	1,212	1,426
Aliança Geração de Energia S.A	-	-	1,183	1,364	4	1	49,944	34,063
Alpargatas S.A. (***)			-	-	2,954	-	-	-
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	967	883
Baguari I Geração de Energia Elétrica S.A.	-	-	6	6	-	-	294	268
BRF Brasil Foods	-	-	-	-	20,190	-	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	889	810
Caetité 3 Energia Renovável S.A.	-	-	-	-	-	-	896	817
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	1,073	977
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	916	834
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	1,072	977
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	995	907
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	1,054	963
Companhia Brasileira de Soluções e Serviços CBSS - Alelo (**)		-	-	374	-	-	-	-
Companhia de Eletricidade do Estado da Bahia – COELBA	743	655	121	-	19,296	14,491	121	46
Companhia Energética de Pernambuco - CELPE	692	587	20	-	9,829	7,062	250	206
Companhia Energética do Rio Grande do Norte - COSERN	267	227	-	-	3,128	2,580	-	-
Companhia Hidrelétrica Teles Pires S.A.	-	-	1,416	1,548	57	17	53,710	29,915
ELEB Equipamentos Ltda	-	-	-	-	-	4,036	-	-
Embraer	-	-	-	-	6,938	26,615	-	-
Energética Águas da Pedra S.A.	-	-	112	130	6	2	4,716	4,260
Estaleiro Atlântico Sul S.A.	-	-	-	-	7,978	19,026	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	181	166
InterCement Brasil S.A	-	-	-	-	2	1	-	-
Itapebi Geração de Energia S.A	-	-	-	-	3	1	-	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	718	632
NC ENERGIA S.A.	451	-	2	-	28,298	5,336	6	-
Norte Energia S.A.	1	1	4,585	-	17	1	61,240	-
Rio PCH I S.A.	-	-	209	242	-	-	8,865	8,004
Samarco Mineração S.A.	-	-	-	-	2	1	-	-
Santista Jeanswear S/A	-	-	-	-	13,600	4,491	-	-
Santista Work Solution S/A	-	-	-	-	2,224	-	-	-
SE Narandiba S.A.	-	-	2	-	-	-	152	166
Serra do Facão Energia S.A. - SEFAC	-	-	557	576	-	-	23,153	20,916
Termopernambuco S.A.	-	-	-	-	5	3	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	25,268	37,238	7,683	6,965
Tupy	-	-	-	-	-	-	27,127	-
Vale Energia S.A.	8,680	7,843	-	-	102,069	92,353	216	695
BAESA – Energética Barra Grande S.A.	-	-	5,642	88,441	-	6,080	60,765	111,541
Foz do Chapecó Energia S.A.	-	-	35,018	142,596	215	4,996	358,272	330,675
ENERCAN - Campos Novos Energia S.A.	387	667	50,526	140,496	3,684	23,283	269,480	244,102
EPASA - Centrais Elétricas da Paraiba	-	-	12,418	19,807	-	15,243	91,010	168,187

Intangible assets, property, plant and equipment, materials and services rendered
Alpargatas S.A. (***)	168	-	-	-	2,310	-	-	-
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	-	-	-	5	-
Banco Bradesco S.A.(**)	-	-	-	2	-	-	-	19
Banco do Brasil S A	-	-	-	-	-	-	6	170
Brasil veículos Companhia de Seguros	-	-	-	-	2	-	-	-
BRF Brasil Foods	-	-	-	-	1,250	-	-	-
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	4	65	42	42	170	1,034	94	31
Companhia Brasileira de Soluções e Serviços CBSS - Alelo (**)	-	-	-	-	-	-	-	576
Companhia de Eletricidade do Estado da Bahia – COELBA	-	-	-	-	-	-	-	50
Concessionária Auto Raposo Tavares S.A. - CART	-	-	-			-	15	-
Concessionária de Rodovias do Oeste de São Paulo – ViaOeste S.A.	-	-	-	-	-	-	6	-
Concessionária do Sistema Anhanguera - Bandeirante S.A.	86	-	-	-	-	-	10	9
Estaleiro Atlântico Sul S.A.	-	-	-	-	9	-	-	-
Ferrovia Centro-Atlântica S.A.	-	-	-	-	-	-	24	22
HM 14 Empreendimento Imobiliário SPE Ltda	-	14	-	-	-	-	-	-
HM 02 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	45	-	-	-
HM Engenharia e Construções S.A.	-	-	-	-	-	272	-	-
Indústrias Romi S.A.	4	-	-	-	51	68	-	-
InterCement Brasil S.A	-	-	-	-	43	26	-	-
Oi Móvel S.A (***)	-	-	-	-	-	-	302	-
Logum Logística S.A.	26	-	-	-	730	55	-	-
LUPATECH	-	-	-	-	-	-	-	2
Mapfre Seguros Gerais S.A. (**)	-	-	-	-	-	4	-	1
NC Energia S.A.	-	-	-	-	17	-	-	-
Renovias Concessionária S.A.	-	-	-	-	-	-	17	-
Rodovias Integradas do Oeste S.A.	-	-	-	12	-	-	3	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	-	-	-	-	1,410	1,463	-	-
Santista Jeanswear S/A	-	-	-	-	1	21	-	-
Tim Celular S.A. (***)	6	-	89	-	2,008	-	12	-
TOTVS S.A.		-	2	3	2	-	32	44
Ultrafértil S.A	-	-		-	14	868	-	-
Vale Energia S.A.	-	-		-	331	-	-	-
Vale S.A.	-	-	-	-	-	-	11	-
Vale Fertilizantes S.A	-	39		-	-	45	-	-
BAESA – Energética Barra Grande S.A.	56	-		-	521	1,354	-	-
Foz do Chapecó Energia S.A.	104	-		-	1,424	1,483	-	-
ENERCAN - Campos Novos Energia S.A.	74	-	-	-	1,826	1,354	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,599	1,104		-	488	720	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	38,078	76,586	-	-	4,379	14,123	-	-
Noncontrolling shareholders - CPFL Renováveis	9,067	7,680	-	-	1,039	1,475	-	-

Dividend and interest on capital
BAESA – Energética Barra Grande S.A.	89	20	-	-	-	-	-	-
Chapecoense Geração S.A.	29,329	28,417	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	40,983	30,905	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	29,933	-	-	-	-	-	-

(*) The balances include the mark to market adjustments
(**) Related party until December 2015
(***) Related party from January 2016

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(33)      INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The main insurance policies in the financial statements are:

Description	Type of cover	Dec. 31, 2016
Concession financial asset / Intangible	Fire, lightning, explosion, machinery breakdown, electrical damage and engineering risk	9,679,825
Transport	National transport	416,358
Stored materials	Fire, lightning, explosion and robbery	232,849
Automobiles	Comprehensive cover	13,235
Civil liability	Electric energy distributors and others	200,000
Personnel	Group life and personal accidents	234,357
Others	Operational risks and others	281,914
Total		11,058,537
Information not audited by independent auditors

For the civil liability insurance of the officers, the insured amount is shared among the companies of the CPFL Energia Group. The premium is paid individually by each company involved, and the revenue is the base for the apportionment criterion.

(34)      RISK MANAGEMENT

The business of the Company and its subsidiaries comprise mainly the generation, commercialization and distribution of electric energy. As public utilities concessionaires, the activities and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Officers are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, overseeing the implementation of risk mitigation actions and informing the Board of Directors. It is assisted in this process by: i) the Executive Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation actions taken; ii) the Risk Management and Compliance Division, responsible for coordination of the process for risk management, developing and maintaining updated methodologies for Corporate Management of Risks that involve the identification, measurement, monitoring and reporting of risks to which the CPFL Group is exposed.

The risk management policy was established to identify, analyze and address the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Groups’ activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Process, Risks and Sustainability Committee to provide guidance for the Internal Audit, Risk Management and Compliance work. The Internal Audit conducts both periodic and “ad hoc” reviews in order to ensure alignment of the processes to guidelines and strategies set by the shareholders and Management.

The Fiscal Council is responsible for, among other attributions, certifying that Management has means to identify the risks on the preparation and disclosure of the financial statements to which the Company is exposed and for monitoring the effectiveness of the control environment.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: this risk derives from the possibility of the Company and its subsidiaries incurring losses and cash constraints due to fluctuations in exchange rates, increasing the balances of liabilities denominated in foreign currency and portion of the revenue of the joint venture ENERCAN from electric energy sale agreements with annual restatement of part of the tariff based on variation in the US$. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap transactions, which allowed the Company and its subsidiaries to exchange the original risks of the transaction for the cost of the variation in the CDI. The exposure relating to the revenues of ENERCAN was hedged by contracting a zero-cost collar type of financial instrument, as described in note 35.b.1. The quantification of this risk is presented in note 35. The subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Interest rate risk: this risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase finance costs related to borrowings and debentures. The subsidiaries have tried to increase the number of fixed rate borrowings or borrowings tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 35.

Credit risk: this risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is managed by the sales and services segments through norms and guidelines applied in terms of the approval, guarantees required and monitoring of the operations. In the distribution segment, even though it is highly pulverized, the risk is managed through monitoring of defaults, collection measures and cutting off supply. In the generation segment there are contracts under the regulated environment (ACR) and bilateral agreements that call for the posting of guarantees.

Risk of under/overcontracting from distributors: risk inherent to the energy distribution business in the Brazilian market to which the distributors of the CPFL Group and all distributors in the market are exposed. Distributors are prevented from fully passing through the costs of their electric energy purchases in two situations: (i) volume of energy contracted above 105% of the energy demanded by consumers and (ii) level of contracts lower than 100% of such demanded energy. In the first case, the energy contracted above 105% is sold in the CCEE and is not passed through to consumers, that is, in PLD scenarios lower than the purchase price of these contracts, there is a loss for the concession. In the second case, the distributors are required to purchase energy at the PLD amount at the CCEE and do not have guarantees of full pass-through to the consumer tariffs, there is a penalty for insufficiency of contractual guarantee. These situations may be mitigated if the distributors are entitled to exposures or involuntary surpluses.

Market risk of commercialization companies: this risk arises from the possibility of commercialization companies incurring losses due to variations in the spot prices that will value the positions of energy surplus or deficit of its portfolio in the free market.

Risk of energy shortages: the energy sold by subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001.

The storage conditions of the National Interconnected System (“SIN”) improved during 2016, despite the low storage levels in the Northeast sub-system. The improvement in SIN storage conditions, associated with the reduced demand verified during the year and the availability of thermoelectric power generation, significantly reduce the likelihood of additional load cuts.

Risk of acceleration of debts: the Company has borrowing agreements and debentures with restrictive covenants normally applicable to these types of transactions, involving compliance with economic and financial ratios. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are set by ANEEL, at intervals established in the concession agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the tariffs set shall ensure the economic and financial equilibrium of the concession agreement at the time of the tariff review, but could result in lower adjustments than expected by the electric energy distributors.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Financial instruments risk management

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. Accordingly, control and follow-up procedures are in place as regards the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use Luna and Bloomberg software systems to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Company and its subsidiaries do not enter into transactions involving speculative derivatives.

(35)      FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					December 31, 2016		December 31, 2015
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and cash equivalents	5	(a)	(2)	Level 1	5,267,966	5,267,966	4,353,488	4,353,488
Cash and cash equivalents	5	(a)	(2)	Level 2	897,031	897,031	1,329,314	1,329,314
Securities		(a)	(2)	Level 1	511	511	23,633	23,633
Derivatives	35	(a)	(2)	Level 2	746,883	746,883	2,269,932	2,269,933
Derivatives - Zero-cost collar	35	(a)	(2)	Level 3	57,715	57,715	8,820	8,820
Concession financial asset - Distribution	11	(b)	(2)	Level 3	5,193,511	5,193,511	3,483,713	3,483,713
					12,163,617	12,163,617	11,468,900	11,468,900

Liabilities
Borrowings - Principal and interest	17	(c)	(1)	Level 2 (***)	7,554,059	6,615,837	7,725,978	6,499,746
Borrowings - Principal and interest	17 (**)	(a)	(2)	Level 2	5,489,982	5,489,982	6,936,808	6,936,808
Debentures - Principal and interest	18	(c)	(1)	Level 2 (***)	8,999,947	8,855,211	7,070,430	6,105,830
Derivatives	35	(a)	(2)	Level 2	118,262	118,262	31,745	31,745
Derivatives - Zero-cost collar	35	(a)	(2)	Level 3	-	-	2,440	2,440
					22,162,250	21,079,292	21,767,402	19,576,570
(*) Refers to the hierarchy for determination of fair value
(**) As a result of the initial designation of this financial liability, the consolidated financial statements reported a loss of R$ 274,834 in 2016 (a gain of R$ 256,251 in 2015)
(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Available for sale		(2) - Mensured at fair value
(c) - Other financial liabilities

The financial instruments for which the carrying amounts approximate the fair values at the end of the reporting period, due to their nature, are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) associates, subsidiaries and parent company, (iv) receivables – Eletrobras, (v) concession financial asset - transmission, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) Collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discount CDE, and (x) sector financial liability.

In addition, in 2016 there were no transfers between hierarchical levels of fair value.

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

CPC 40 (R1) / IFRS 7 requires the classification in a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the valuation of a financial instrument at the measurement date.

CPC 40 (R1) / IFRS 7 also defines observable inputs as market data obtained from independent sources and unobservable inputs that reflect market assumptions.

The three levels of the fair value hierarchy are:

•         Level 1: quoted prices in an active market for identical instruments;

•         Level 2: observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

•         Level 3: inputs for the instruments that are not based on observable market data.

As the distribution subsidiaries have classified their concession financial asset as available-for-sale, the relevant factors for fair value measurement are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in profit for the year of R$ 186,148 (R$ 393,343 in 2015), and the main methodologies are described in notes 11 and 27.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 35 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of fluctuations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rate changes.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. Furthermore, in 2015 subsidiary CPFL Geração contracted a zero-cost collar (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes (note 17). Other debts with terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative instruments.

At December 31, 2016, the Company and its subsidiaries had the following derivative transactions, all traded on the over-the-counter market:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currecy / index	Maturity range	Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of Tokyo-Mitsubishi	44,536	-	44,536	44,845	(309)	dollar	March 2019	117,400
Bank of America Merrill Lynch	41,815	-	41,815	40,514	1,300	dollar	September 2018	106,020
Bank of America Merrill Lynch	47,538	-	47,538	46,268	1,270	dollar	March 2019	116,600
J.P.Morgan	23,768	-	23,768	23,134	634	dollar	March 2019	58,300
J.P.Morgan	13,231	-	13,231	13,311	(80)	dollar	December 2017	51,470
J.P.Morgan	11,785	-	11,785	11,885	(100)	dollar	December 2017	53,100
J.P.Morgan	4,053	-	4,053	4,065	(12)	dollar	January 2018	27,121
Bradesco	10,045	-	10,045	9,698	347	dollar	January 2018	54,214
Bradesco	41,072	-	41,072	39,589	1,483	dollar	January 2018	173,459
J.P.Morgan	10,354	-	10,354	10,191	164	dollar	January 2018	67,938
J.P.Morgan	10,532	-	10,532	10,515	16	dollar	January 2019	67,613
BNP Paribas	1,367	-	1,367	672	695	euro	January 2018	63,896
Bank of Tokyo-Mitsubishi	14,735	-	14,735	18,298	(3,563)	dollar	February 2020	142,735
J.P.Morgan	5,961	-	5,961	6,080	(119)	dollar	February 2018	41,100
Bank of America Merrill Lynch	81,111	-	81,111	77,971	3,140	dollar	February 2018	405,300
Bank of America Merrill Lynch	-	(11,672)	(11,672)	(11,726)	54	dollar	October 2018	329,500
Bradesco	-	(4,379)	(4,379)	(5,418)	1,039	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(3,771)	(3,771)	(5,390)	1,619	dollar	May 2021	59,032
Citibank	-	(7,846)	(7,846)	(10,793)	2,947	dollar	May 2021	118,063
	361,903	(27,668)	334,235	323,711	10,524

CPFL Piratininga
Citibank	44,955	-	44,955	44,779	176	dollar	March 2019	117,250
Bradesco	25,700	-	25,700	25,194	506	dollar	April 2018	55,138
J.P.Morgan	25,717	-	25,717	25,197	521	dollar	April 2018	55,138
Citibank	30,808	-	30,808	30,780	28	dollar	January 2020	169,838
BNP Paribas	3,759	-	3,759	1,849	1,911	euro	January 2018	175,714
Scotiabank	-	(4,257)	(4,257)	(4,211)	(46)	dollar	August 2017	55,440
Bradesco	-	(4,379)	(4,379)	(5,418)	1,039	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(5,438)	(5,438)	(8,074)	2,636	dollar	May 2021	88,548
Citibank	-	(5,950)	(5,950)	(8,098)	2,148	dollar	May 2021	88,548
	130,940	(20,024)	110,916	101,997	8,919

CPFL Geração
Bradesco	92,771	-	92,771	92,569	201	dollar	March 2017	232,520
Votorantim	-	(4,525)	(4,525)	(7,212)	2,687	dollar	June 2019	104,454
Scotiabank	-	(8,208)	(8,208)	(7,643)	(566)	dollar	July 2019	117,036
Bradesco	79	-	79	(158)	237	dollar	September 2019	32,636
Citibank	-	(8,824)	(8,824)	(7,646)	(1,177)	dollar	September 2020	397,320
Scotiabank	-	(14,117)	(14,117)	(12,248)	(1,870)	dollar	December 2019	174,525
	92,849	(35,674)	57,175	57,663	(488)

RGE
Bank of Tokyo-Mitsubishi	21,496	-	21,496	21,657	(162)	dollar	April 2018	36,270
Bank of Tokyo-Mitsubishi	96,357	-	96,357	96,985	(628)	dollar	May 2018	168,346
Bradesco	11,207	-	11,207	10,968	239	dollar	October 2017	32,715
J.P.Morgan	19,839	-	19,839	19,441	398	dollar	February 2018	171,949
Bradesco	-	(4,379)	(4,379)	(5,418)	1,039	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(7,106)	(7,106)	(10,759)	3,653	dollar	May 2021	118,063
Citibank	-	(4,053)	(4,053)	(5,403)	1,350	dollar	May 2021	59,032
	148,898	(15,539)	133,360	127,471	5,888
CPFL Jaguari
Scotiabank	-	(1,156)	(1,156)	(1,076)	(80)	dollar	July 2019	16,484

CPFL Sul Paulista
Scotiabank	-	(1,156)	(1,156)	(1,076)	(80)	dollar	July 2019	16,484

CPFL Leste Paulista
Scotiabank	-	(1,156)	(1,156)	(1,076)	(80)	dollar	July 2019	16,484

CPFL Santa Cruz
Scotiabank	-	(1,156)	(1,156)	(1,076)	(80)	dollar	July 2019	16,484

CPFL Paulista Lajeado
Itaú	-	(678)	(678)	(653)	(25)	dollar	March 2018	35,000

CPFL Brasil
Itaú	-	(3,403)	(3,403)	(3,407)	5	dollar	August 2018	45,360

Subtotal (a)	734,590	(107,610)	626,980	602,476	24,504

Derivatives to hedge debts not designated at fair value
Exchange rate hedge
CPFL Geração
J.P.Morgan	-	(6,807)	(6,807)	(2,045)	(4,762)	dollar	December 2016	47,645

Price index hedge
CPFL Geração
Santander	6,077	-	6,077	5,922	155	IPCA	April 2019	35,235
J.P.Morgan	6,077	-	6,077	5,922	155	IPCA	April 2019	35,235
	12,155	-	12,155	11,845	310

Interest rate hedge (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(1,242)	(1,242)	(810)	(432)	CDI	July 2019	660,000
J.P.Morgan	-	(530)	(530)	(286)	(244)	CDI	February 2021	300,000
Votorantim	-	(158)	(158)	(92)	(66)	CDI	February 2021	100,000
Santander	-	(163)	(163)	(96)	(67)	CDI	February 2021	105,000
	-	(2,093)	(2,093)	(1,284)	(809)
CPFL Piratininga
J.P.Morgan	-	(207)	(207)	(135)	(72)	CDI	July 2019	110,000
Votorantim	-	(168)	(168)	(116)	(52)	CDI	February 2021	135,000
Santander	-	(115)	(115)	(84)	(31)	CDI	February 2021	100,000
	-	(490)	(490)	(335)	(155)

RGE
Bradesco	-	(941)	(941)	(614)	(328)	CDI	July 2019	500,000
Votorantim	-	(321)	(321)	(166)	(155)	CDI	February 2021	170,000
	-	(1,262)	(1,262)	(779)	(483)
CPFL Geração
Votorantim	138	-	138	(221)	359	CDI	August 2020	460,000

Subtotal (b)	12,293	(10,652)	1,641	7,181	(5,540)

Other derivatives (2)
CPFL Geração
Itaú	20,028	-	20,028	-	20,028	dollar	September 2020	26,627
Votorantim	16,688	-	16,688	-	16,688	dollar	September 2020	26,627
Santander	20,999	-	20,999	-	20,999	dollar	September 2020	33,060
Subtotal (c)	57,715	-	57,715	-	57,715

Total (a+b+c)	804,598	(118,262)	686,336	609,657	76,679

Current	163,241	(6,055)
Noncurrent	641,357	(112,207)

For further details on terms and information on debts and debentures, see notes 17 and 18
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 17).

The Company and its subsidiaries have recognized gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the hedged debts. For the years 2016 and 2015, the derivatives resulted in the following impacts on the result, recognized in the line item of finance costs on adjustment for inflation and exchange rate changes:

		Gain (Loss)
Company	Hedged risk / transaction	2016	2015
CPFL Energia	Exchange variation	(76,202)	71,492
CPFL Energia	Mark to Market	2,319	(2,319)
CPFL Paulista	Interest rate variation	(1,423)	(2,250)
CPFL Paulista	Exchange variation	(802,479)	843,224
CPFL Paulista	Mark to Market	118,663	(98,738)
CPFL Piratininga	Interest rate variation	(661)	(609)
CPFL Piratininga	Exchange variation	(358,412)	300,652
CPFL Piratininga	Mark to Market	48,193	(32,431)
RGE	Interest rate variation	(835)	(1,321)
RGE	Exchange variation	(252,321)	291,612
RGE	Mark to Market	48,915	(29,946)
CPFL Geração	Interest rate variation	3,161	2,600
CPFL Geração	Exchange variation	(145,933)	122,294
CPFL Geração	Mark to Market	66,425	(7,896)
CPFL Santa Cruz	Exchange variation	(6,986)	9,899
CPFL Santa Cruz	Mark to Market	148	(80)
CPFL Leste Paulista	Exchange variation	(1,076)	4,596
CPFL Leste Paulista	Mark to Market	(80)	(76)
CPFL Sul Paulista	Exchange variation	(7,577)	12,404
CPFL Sul Paulista	Mark to Market	170	(83)
CPFL Jaguari	Exchange variation	(10,236)	16,616
CPFL Jaguari	Mark to Market	273	(63)
CPFL Mococa	Exchange variation	-	2,022
CPFL Mococa	Mark to Market	-	(33)
Paulista Lajeado Energia	Exchange variation	(11,046)	4,626
Paulista Lajeado Energia	Mark to Market	1,649	(1,675)
CPFL Telecom	Exchange variation	-	3,204
CPFL Telecom	Mark to Market	-	6
CPFL Brasil	Exchange variation	(13,857)	5,367
CPFL Brasil	Mark to Market	2,383	(2,378)
CPFL Serviços	Exchange variation	(3,420)	3,810
CPFL Serviços	Mark to Market	254	(87)
		(1,399,988)	1,514,439

b.1) Zero-cost collar derivative contracted by CPFL Geração

In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the current scenario is favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for same.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. As at December 31, 2016, the total amount contracted was US$ 86,313, considering the options already settled until this date. The exercise prices of the dollar options vary from R$ 4.20 to R$ 4.40 for the put options and from R$ 5.40 to R$7.50 for the call options.

These options have been measured at fair value in a recurring manner, as required by IAS 39/CPC 38. The fair value of the options that are part of this operation has been calculated based on the following premises:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, exercise price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 20.9%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed on an isolated basis, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 864, resulting in a net asset of R$ 58,579.

The following table reconciles the opening and closing balances of the call and put options for the year ended December 31, 2016, as required by IFRS 13/CPC 46:

	Consolidated
	Assets	Liabilities	Net
At December 31, 2014	-	-	-
Measurement at fair value	10,342	(2,440)	7,902
Net cash received from settlement of flows	(1,522)	-	(1,522)
At December 31, 2015	8,820	(2,440)	6,380
Measurement at fair value	65,546	2,440	67,986
Net cash received from settlement of flows	(16,651)	-	(16,651)
At December 31, 2016	57,715	-	57,715

The fair value measurement of these financial instruments was recognized as finance income in the statement of profit or loss for the year, and no effects were recognized in other comprehensive income.

c) Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates.

If the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the results of the Company and its subsidiaries.  Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the results.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

c.1) Exchange rate variation

Considering the level of net exchange rate exposure at December 31, 2016 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

	Consolidated
				Decrease (increase)
Instruments	Exposure R$ thousand (a)		Risk	Currency depreciation (b)	Currency appreciation / depreciation of 25%	Currency appreciation / depreciation of 50%
Financial liability instruments	(5,295,856)			(462,134)	977,364	2,416,861
Derivatives - Plain Vanilla Swap	5,430,208			473,858	(1,002,158)	(2,478,175)
	134,352		drop in the dollar	11,724	(24,794)	(61,314)

Financial liability instruments	(257,485)			(30,664)	41,374	113,411
Derivatives - Plain Vanilla Swap	261,385			31,128	(42,000)	(115,129)
	3,900		drop in the euro	464	(626)	(1,718)

Total	138,252			12,188	(25,420)	(63,032)

				Decrease (increase)
Instruments	Exposure (US$ thousand)		Risk	Currency depreciation (b)	Currency appreciation / depreciation of 25%	Currency appreciation / depreciation of 50%
Derivativos zero-cost collar	86,314	(d)	dollar apprec.	(68,386)	(99,565)	(130,743)

(a) The exchange rates considered as of December 31, 2016 were R$ 3.26 per US$ 1.00 and R$ 3.41 per € 1.00.

(b) As per the exchange curves obtained from information made available by the BM&FBOVESPA, with the exchange rate being considered at R$ 3.54 and R$ 3.81, and exchange depreciation at 8.73% and 11.91%, for the US$ and €, respectively.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the BM&FBOVESPA.

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Based on the net exchange exposure in US$ and in € being an asset, the risk is a drop in the dollar and in the euro, therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

c.2) Interest rate variation

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at December 31, 2016 is maintained, and (ii) the respective accumulated annual indexes for the following 12 months remain stable (CDI 13.63% p.a.; IGP-M 7.17% p.a.; TJLP 7.50% p.a.; IPCA 6.29% p.a. and SELIC 14.08% p.a.), the effects on the Company’s 2017 financial statements would be a net finance cost of R$ 1,377,463 (finance costs of CDI R$ 1,200,603, IGP-M R$ 4,886, TJLP R$ 341,942 and SELIC R$ 156,936 and finance income of IPCA R$ 326,804). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on net finance cost would as follows:

	Consolidated
	Exposure R$ thousand		Decrease (increase)
Instruments		Risk	Scenario I (a)	Raising index by 25% (b)	Raising index by 50% (b)
Financial asset instruments	6,773,850		(151,057)	41,998	235,053
Financial liability instruments	(10,430,518)		232,601	(64,669)	(361,939)
Derivatives - Plain Vanilla Swap	(5,151,860)		114,886	(31,942)	(178,770)
	(8,808,528)	CDI apprec.	196,430	(54,613)	(305,656)

Financial liability instruments	(67,872)		1,663	862	61
	(67,872)	IGP-M apprec.	1,663	862	61

Financial liability instruments	(4,559,227)		-	(85,486)	(170,971)
	(4,559,227)	TJLP apprec.	-	(85,486)	(170,971)

Financial liability instruments	(139,692)		2,053	3,737	5,420
Derivatives - Plain Vanilla Swap	88,889		(1,307)	(2,378)	(3,449)
Concession financial asset	5,247,689		(77,141)	(140,376)	(203,610)
	5,196,886	drop in the IPCA	(76,395)	(139,017)	(201,639)

Financial liability instruments	(199,681)		5,052	(714)	(6,480)
Sector financial asset and liability	(914,921)		23,148	(3,271)	(29,689)
	(1,114,602)	SELIC apprec.	28,200	(3,985)	(36,169)

Total	(9,353,343)		149,898	(282,239)	(714,374)

(a) The CDI, IGP-M, TJLP, IPCA and SELIC indexes considered of 11.40%, 4.72%, 7.50%, 4.82% and 11.55%, respectively, were obtained from information available in the market.

(b) In compliance with CVM Instruction 475/08, the percentages of increase in indexes were applied to Scenario I indexes.

d)    Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the financial liabilities as at December 31, 2016, taking into account principal and interest, and is based on the undiscounted cash flow, considering the earliest date on which the Company and its subsidiaries have to settle their respective obligations.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

		Consolidated
December 31, 2016	Note	Weighted average interest rates	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	4-5 years	More than 5 years	Total
Trade payables	16		2,641,544	81,808	4,778	129,781	-	-	2,857,911
Borrowings - principal and interest	17	12.04% p.a.	125,661	682,898	2,039,166	8,537,020	2,590,956	2,887,932	16,863,633
Derivatives	35		286	815	16,826	55,179	97,752	-	170,858
Debentures - principal and interest	18	14.22% p.a.	93,758	269,536	2,044,542	6,761,502	2,127,274	438,843	11,735,455
Regulatory charges	20		366,078	-	-	-	-	-	366,078
Use of public asset	23	13.77% p.a.	1,987	4,149	19,522	44,487	62,102	234,601	366,848
Others	24		46,625	91,395	18,565	44,711	-	17,750	219,045
Consumers and concessionaires			11,432	52,940	9,492	44,711	-	-	118,575
EPE / FNDCT / PROCEL (*)			1,457	2,397	9,073	-	-	-	12,927
Collections agreement			33,736	36,057	-	-	-	-	69,793
Reversal fund			-	-	-	-	-	17,750	17,750
Total			3,275,940	1,130,600	4,143,399	15,572,679	4,878,084	3,579,127	32,579,828

(*) EPE - Energy research company; FNDCT - National scientific and technological development fund; and PROCEL - National Program for Electric Energy Savings

(36)      COMMITMENTS

The Company’s commitments as regards long-term energy purchase agreements and plant construction projects at December 31, 2016, as follows:

		Consolidated
Commitments at December 31, 2016	Duration	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Energy purchase agreements (except Itaipu)	Up to 29 years	9,433,125	17,967,834	16,493,436	59,486,713	103,381,108
Energy purchase from Itaipu	Up to 29 years	2,589,135	5,419,669	5,985,978	24,175,651	38,170,433
Energy system service charges	Up to 34 years	2,031,659	6,916,109	8,573,355	29,439,307	46,960,430
GSF renegotiation	Up to 26 years	17,882	-	35,899	266,279	320,059
Power plant constrution projects	Up to 3 years	1,560,470	8,676	-	-	1,569,146
Trade payables	Up to 17 years	1,819,714	1,253,650	314,992	496,760	3,885,116
Total		17,451,985	31,565,937	31,403,661	113,864,710	194,286,292

The power plant construction projects include commitments made basically to construction related to the subsidiaries of the renewable energy segment.

(37)      NON-CASH TRANSACTIONS

	Parent Company		Consolidated
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Transactions resulting from business combinations
Borrowings and debentures	-	-	(1,156,621)	-
Concession financial asset	-	-	876,281	-
Intangible assets - distribution infrastructure acquired	-	-	1,456,472	-
Intangible assets acquired			413,796	-
Other net assets acquired	-	-	1,911	-
	-	-	1,591,839	-
Cash and cash equivalents acquired	-	-	(95,164)	-
Consideration paid in the acquisition, net	-	-	1,496,675	-

Other transactions
Capital increase through earnings reserve	392,272	554,888	392,272	554,888
Capital increase in investees through advances for future capital increase	52,680	905,167	-	-
Capital increase in investees through dividends	12,026	-	-	-
Interest capitalized in property, plant and equipment	-	-	54,733	34,212
Interest capitalized in concession intangible asset - distribution infraestruture	-	-	13,349	11,358
Escrow deposits to property, plant and equipment	-	-	3,418	-
Reversal of contingencies against intangible assets	-	-	7,591	-
Reversal of contingencies and other assets	-	-	13,950	-
Transfers between property, plant and equipment and other assets	-	-	14,592	2,928

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

(38)      RELEVANT FACTS AND EVENTS AFTER THE REPORTING PERIOD

38.1.      Acquisition of ownership interest in the Company by State Grid International Development Limited

In a Significant Event Notice disclosed to the market on July 1, 2016, the Company disclosed that it received from its controlling shareholder Camargo Corrêa S.A. (“CCSA”) a communication on the proposal received from State Grid International Development Limited for the acquisition of the entire ownership interest relating to the Company’s control block. On September 2, 2016, the Company received from CCSA a correspondence confirming the signing of the acquisition contract.

On November 23, 2016, the Company disclosed a Significant Event Notice informing that ANEEL approved, on that date, the request for approval of the transfer of shares of CPFL Energia held by the shareholders that are part of its control block (“Controlling Shareholders”) to State Grid Brazil Power Participações Ltda. (“State Grid”), Brazilian subsidiary of State Grid International Development Limited. This authorization was the last condition precedent for the closing of the transaction and the consummation of the transfer of shares of CPFL Energia held by the Controlling Shareholders to State Grid.

On January 23, 2017, the Company disclosed a Significant Event Notice informing that it received, on that date, a correspondence from State Grid Brazil Power Participações Ltda. (“State Grid Brazil”) informing that on that date the Share Purchase Agreement dated September 2, 2016 between State Grid Brazil, Camargo Correa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS, Fundação SABESP de Seguridade Social — SABESPREV, and certain other parties, had been signed. This Significant Event Notice also disclosed the conditions for the transaction regarding (i) closing and shares acquired, (ii) price per share of CPFL Energia; (iii) price per share of CPFL Renováveis; (iv) OPAs for sale of control; (v) OPA price for sale of control; (vi) Possibility of Cancelation of Registration of CPFL Energia and/or CPFL Renováveis; (vii) termination of control of shareholders, and other material information.

After finalizing the transaction, State Grid Brazil became the parent company of CPFL Energia with 54.64% (556,164.817 shares, direct or indirect) of the Company’s voting and total capital. The total price paid for the direct and indirect acquisition of shares was R$ 25.51 per share, totaling approximately R$ 14.19 billion. With the transaction, State Grid Brazil Power Participações Ltda. became the only controlling shareholder of the Company, and the Shareholders’ Agreement dated March 22, 2002 signed among the former shareholders was terminated.

The members of the Board of Directors and Fiscal Council (except the one elected as independent member) resigned on the same date. The election of the members for the vacant positions of the Board of Directors and the Fiscal Council occurred at the Extraordinary General Meeting held on February 16, 2017, according to the call notice and Management’s Proposal already disclosed.

As the closing occurred on January 23, 2017, after all conditions precedent were met, this transaction did not generate impacts on the Company’s ownership structure as at December 31, 2016.

38.2.      Approval for fundraising

38.2.1.    Approval for issue of debentures of CPFL Piratininga and RGE

The Board of Directors of the subsidiaries authorized, on January 25, 2017, the 8th issue of simple non-convertible debentures. The debentures were issued on February 15, 2017.

Subsidiary	Issue	Quantity issued	Amount	Maturity	Interest	Utilization
CPFL Piratininga	8th issue - 1st series	60,000	60,000	Feb. 2024	Semiannual	Implementation and development of investment projects in substations and transmission lines
CPFL Piratininga	8th issue - 2nd series	246,000	246,000	Feb. 2022	Semiannual	Working capital improvement and extension of the debt profile
RGE	8th issue - 1st series	130,000	130,000	Feb. 2024	Semiannual	Implementation and development of investment projects in substations and transmission lines
RGE	8th issue - 2nd series	250,000	250,000	Feb. 2022	Semiannual	Working capital improvement and extension of the debt profile
			686,000

38.2.2.   Approval for fundraising in foreign currency (Law 4,131) – CPFL Geração, CPFL Paulista, RGE and RGE Sul

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

On February 1, 2017, the Board of Directors approved the raising of borrowings for the following subsidiaries:

- CPFL Paulista: up to R$ 2,225,000;

- CPFL Geração: up to R$ 679,000;

- RGE Sul: up to R$ 390,000; and

- RGE: up to R$ 308,000.

These approvals will occur through borrowings based on Law 4,131/62 and/or roll over of the current debts in foreign currency with swap for CDI, as well as the assignment of swap in guarantee, Rural Credit, Bank Credit Note, Promissory Notes with take out of long-term debts, Issue of Debentures, Assumption of Debts, other working capital transactions.

38.3.      Interim dividend for the 1st half of 2016

According to the Notice to the Shareholders of January 5, 2017, at a meeting held on the same date the Company’s Board of Directors approved the proposal for “Interim Dividend”, relating to the first half of 2016, which will be attributed to the mandatory minimum dividend for 2016, in the amount of R$ 221,780, equivalent to R$ 0.217876793 per share.

The dividend proposed was paid on January 20, 2017, to the shareholders holding Company shares on January 12, 2017, and the shares are now traded “ex-dividend” on the BM&FBOVESPA and on the New York Stock Exchange (NYSE) from January 13, 2017.

38.4.      Share Acquisition Public Offer

As per the significant event notice on February 16, 2017, State Grid Brazil Power Participações will conduct a public offer for acquisition of all the common shares held by the remaining shareholders of CPFL (“Offer for Sale of Control”), pursuant to the prevailing legislation and CPFL’s Bylaws.

State Grid Brazil has also the intention of, together with the Offer for Sale of Control, conduct a unified public offer for acquisition of Company common shares aimed to: (i) cancel its listing as publicly-traded company with the CVM under the category “A” and its conversion to category “B” (“Offer for Conversion of Listing”); and (ii) withdraw the Company from the Special Listing Segment of BM&FBOVESPA named Novo Mercado (“Offer for Withdrawal from Novo Mercado”), in conformity with the relevant legislation. State Grid Brazil also intends to cause: (i) the deposit agreement relating to the American depositary of the Company’s shares to be terminated, (ii) the Company to withdraw from the NYSE, and (iii) the Company’s listing as publicly-traded company in the United States to be canceled.

CPFL Energia also informs that, due to the intention expressed by State Grid Brazil, the Company’s shareholders will be called for an extraordinary general meeting to decide on the (i) selection of the specialized institution or company responsible for determining the Company’s economic  value based on a triple list to be submitted by the Board of Directors, as provided for in the Novo Mercado Regulation and the Company’s Bylaws; (ii) cancelation of the Company’s listing with CVM as issuer of securities registered under the category “A”, and their conversion into category “B”; and (iii) Company’s withdrawal from the Novo Mercado listing segment of BM&FBOVESPA S.A.– Bolsa de Valores, Mercadorias e Futuros. This significant event notice includes further details of the transaction.

As per Significant Event Notice disclosed by both companies to the market on February 23, 2017, State Grid Brazil filled with CVM in February 22, 2017 requiring authorization for a Public Tender Offer for acquisition of CPFL Energia’s shares. Such request is currently under analysis by CVM.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

BOARD OF DIRECTORS

HU YUHAI

Chairman

CHEN DAOBIAO

Vice Chairman

QU YANG

ZHAO YUMENG

ANDRE DORF

ANTONIO KANDIR

ANA MARIA ELORRIETA

Directors

EXECUTIVE OFFICERS

ANDRE DORF

Chief Executive Officer

GUSTAVO ESTRELLA

Chief Financial

and Investor Relations Officer

WAGNER LUIZ SCHNEIDER DE FREITAS

Chief Planning and Business Management Officer

LUIS HENRIQUE FERREIRA PINTO

Chief Regulated Operations Officer

CARLOS DA COSTA PARCIAS JÚNIOR

Chief Business Development Officer

KARIN REGINA LUCHESI

Chief Market Operations Officer

LUIZ EDUARDO FRÓES DO AMARAL OSORIO

Chief Institutional Relations Officer

ACCOUNTING DIVISION

SERGIO LUIS FELICE

Accounting Director

CT CRC 1SP192767/O-6

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of CPFL Energia S.A. (“CPFL Energia” or “Company”), identified as Company and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2016 and the related statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying individual and consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPFL Energia as of December 31, 2016, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council ("CFC"), and we have fulfilled our other ethical responsibilities in accordance with these standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter

Restatement of corresponding amounts

As stated in note 2.8, as a result of changes in the accounting policy adopted by the Company concerning the classification of adjustments of expected cash flows related to the concession financial asset, the corresponding amounts reported in the financial statements and related to the consolidated statements of income and value added statement (supplemental information) for the year ended December 31, 2015, presented for comparative purposes, have been reclassified and are restated as set out in technical pronouncement CPC 23 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. We issued an unqualified opinion thereon.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

Recognition of unbilled revenue from electricity distributed

As mentioned in note 3.110 to the financial statements, accounting for unbilled revenue from electricity distributed to consumers causes an impact on the net revenue amount recognized in the year, as well as the balance reported in receivables from consumers, concessionaires and licensees account. The estimate assessment and determination process, which comprises defining assumptions that affect the calculation of distributed and unbilled electricity volume and amount, is complex and involve Management’s significant judgment. Accordingly, we have considered the estimated amounts of unbilled revenue and receivables from consumers, concessionaires and licensees arising from electricity distributed as a key audit matter.

Our audit procedures designed to address such accounting estimate included, but were not limited to: (i) assessing the design, implementation and effectiveness of relevant internal controls adopted by the Company’s Management so as to determine the unbilled revenue amount from electricity distributed (ii) involving our Information Technology specialists to assess the systems and IT environment used in determining the recorded balances, and (iii) challenging the major assumptions used by Management to make such estimate. Moreover, we have tested the completeness and accuracy of data used for calculating Management’s estimates and performed valuation tests on the unbilled revenue from distributed electricity, by comparing amounts recognized by the Company with independent expectations derived from our substantive tests.

Capitalization of expenses as concession intangible assets

In view of the involved amount and investments allocated within the entire concession area of distributors controlled by the Company and the fact that the regulatory agency (Brazilian Electricity Regulatory Agency - "Aneel") uses the distribution infrastructure as a basis to determine tariffs for each tariff cycle, i.e., the distribution infrastructure corresponds to the regulatory remuneration base – RRB, we consider the segregation and capitalization of expenses to the concession intangible assets as a key matter in our audit, since there might be errors while determining and capitalizing non-qualifying expenses primarily related to outsourced services and labor force.

Our audit procedures included, but were not limited to: (i) assessing the design, implementation and effectiveness of relevant internal controls adopted by Management so as to segregate and capitalize expenses to the distribution infrastructure, (ii) involving our Information Technology specialists to assess the systems used by the Company to control intangible assets and respective capitalized expenses, (iii) performing tests, on a sample basis, in order to assess the valuation and allocation of expenses segregated and capitalized to the concession intangible assets and financial assets, (iv) challenging the assumptions used by Management to determine and segregate capitalized expenses, and (v) comparing the nature and volume of capitalized expenses with those approved by the regulatory agency over the last tariff review period of each distributor controlled by the Company.

Acquisition of AES Sul

As disclosed in note 13.4, the Company acquired AES Sul Distribuidora Gaúcha in 2016, for the amount of R$1,591 million. Accounting for such acquisition required the use of estimates from the Company’s Management, with respect to the accounting treatment, the determination of the fair value of acquired assets and assumed liabilities, the disclosure of information on those transactions, as well as the appropriateness of the acquired company’s significant accounting policies.  Consequently, we consider the measurement, accounting treatment and disclosure of the effects of such acquisition as a key audit matter.

Our audit procedures designed to address such matter included, but were not limited to: (i) assessing the design, implementation and effectiveness of relevant internal controls adopted by the Company’s Management to identify acquired assets and assumed liabilities and to allocate the purchase price and accounting record relating to price allocation and disclosure, (ii) assessing the completeness and accuracy of calculation models prepared by the Company’s Management in the identification and valuation of assets and liabilities; (iii) involving our internal specialists in valuation techniques, and (iv) assessing the appropriateness of acquisition-related disclosures, as shown in note 13 to the financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Other matters

Value added statements

The individual and consolidated value added statements (“DVA”) for the year ended December 31, 2016, prepared under the responsibility of the Company’s Management and disclosed as supplemental information for purposes of the IFRSs, were subject to audit procedures performed together with the audit of the Company’s financial statements. In forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in Technical Pronouncement CPC 09 - Value Added Statement. In our opinion, these statements of value added were fairly prepared, in all material respects, in accordance with the criteria set out in such Technical Pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the independent auditor’s report

Management is responsible for such other information. The other information comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether such report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•            Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

•            Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•            Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•            Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•            Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•            Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the Key Audit Matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other matters

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

Campinas, March 13, 2017

DELOITTE TOUCHE TOHMATSU                                                  Marcelo Magalhães Fernandes

Auditores Independentes                                                             Engagement Partner

2017-CPS-0059

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

REPORT OF THE FISCAL COUNCIL

The members of the Fiscal Council of CPFL Energia S.A., in performing their legal and statutory attributions, have examined the Management Report, the Financial Statements for the Fiscal Year 2016 and, with the clarifications provided by the Company’s Directors and considering the examinations made and the unqualified report of the independent auditors, dated March 13, 2017, are of the opinion that these documents are authorized to be analyzed and voted by the Annual General Meeting of Shareholders, to be held in April 28, 2017.

Campinas, March 22, 2017.

PAN YUEHUI

Chairman

ZHANG RAN

Director

REGINALDO FERREIRA ALEXANDRE

Director

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Management declaration on financial statements

In accordance to the sections V and VI of article 25 of CVM Instruction 480, of December 07, 2009, the chief executive officer and directors of CPFL Energia S.A., a publicly quoted companion, whose headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP – Brasil, CNPJ (Federal Tax ID) 02.429.144/0001-93, have declared:

a)     that reviewed, discussed and agree with the auditors’ opinion issued by Deloitte Touche Tohmatsu Auditores Independentes, related to CPFL Energia Financial Statements as of December 31, 2016;

b)    that reviewed, discussed and agree with the CPFL Energia Financial Statements as of December 31, 2016.

Campinas, March 13, 2017.

ANDRE DORF

Chief Executive Officer

GUSTAVO ESTRELLA

Chief Financial

and Investor Relations Officer

WAGNER LUIZ SCHNEIDER DE FREITAS

Chief Planning and Business Management Officer

LUIS HENRIQUE FERREIRA PINTO

Chief Regulated Operations Officer

CARLOS DA COSTA PARCIAS JÚNIOR

Chief Business Development Officer

KARIN REGINA LUCHESI

Chief Market Operations Officer

LUIZ EDUARDO FRÓES DO AMARAL OSORIO

Chief Institutional Relations Officer

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP – Date: December 31, 2016 - CPFL Energia S. A

Management declaration on independent auditors’ report

In accordance to the sections V and VI of article 25 of CVM Instruction 480, of December 07, 2009, the chief executive officer and directors of CPFL Energia S.A., a publicly quoted companion, whose headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP – Brasil, CNPJ (Federal Tax ID) 02.429.144/0001-93, have declared:

c)     that reviewed, discussed and agree with the auditors’ opinion issued by Deloitte Touche Tohmatsu Auditores Independentes, related to CPFL Energia Financial Statements as of December 31, 2016;

d)    that reviewed, discussed and agree with the CPFL Energia Financial Statements as of December 31, 2016.

Campinas, March 13, 2017.

ANDRE DORF

Chief Executive Officer

GUSTAVO ESTRELLA

Chief Financial

and Investor Relations Officer

WAGNER LUIZ SCHNEIDER DE FREITAS

Chief Planning and Business Management Officer

LUIS HENRIQUE FERREIRA PINTO

Chief Regulated Operations Officer

CARLOS DA COSTA PARCIAS JÚNIOR

Chief Business Development Officer

KARIN REGINA LUCHESI

Chief Market Operations Officer

LUIZ EDUARDO FRÓES DO AMARAL OSORIO

Chief Institutional Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 22, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.